As filed with the Securities and Exchange Commission on April 18, 2007

Securities Act Registration No. 2-92146
Investment Act Registration No. 811-04063

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	29	[ X ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.	40	[ X ]

CARILLON ACCOUNT
Registrant

THE UNION CENTRAL LIFE INSURANCE COMPANY
Depositor
1876 Waycross Road, Cincinnati, OH 45240
(513) 595-2600

________________________

Copy to:
John M. Lucas	Ann. D. Diers
Second Vice President, Counsel and Secretary	Director and Associate Counsel
The Union Central Life Insurance Company	Ameritas Life Insurance Corp.
1876 Waycross Road	5900 "O" Street
Cincinnati, Ohio 45240	Lincoln, Nebraska 68510
513-595-2826	402-467-7847
Name and Address of Agent for Service

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective (check appropriate box)

[   ]     immediately upon filing pursuant to paragraph (b) of Rule 485
[X]     on May 1, 2007 pursuant to paragraph (b) of Rule 485
[   ]     60 days after filing pursuant to paragraph (a)(1) of Rule 485
[   ]     on        pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[    ]     this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: "VA I" Flexible Premium Deferred Variable Annuity


Home Office:
1876 Waycross Road
Cincinnati, Ohio 45240
Telephone: 1-800-319-6902

PROSPECTUS
"VA I" Flexible Premium Deferred Variable Annuity

CARILLON ACCOUNT of THE UNION CENTRAL LIFE INSURANCE COMPANY

This prospectus describes an annuity contract ("the Contract") offered by The Union Central Life Insurance Company ("we" or "us" or "Union Central").  The Contract is a flexible premium, combination fixed and variable annuity contract.  The Contract is designed for use in connection with all types of retirement plans.  We offer two other variable annuity contracts, which also invest in the Subaccounts.  To obtain more information about these policies, contact your representative or call us.

Your Contract's premiums may be allocated in whole or in part:

  to our general account, and accumulate on a guaranteed, fixed basis, or to the Carillon Account, one of our variable annuity separate accounts where accumulation values are not guaranteed and vary with the performance of one or more underlying funds.

Carillon Account is divided into "Subaccounts," each of which invests in shares of a single investment portfolio ("Portfolio") of an underlying fund ("Fund").  We will provide you with a prospectus for each Portfolio with this Prospectus.  The available Portfolios consist of:

AIM V.I. Capital Appreciation Fund, Series I	Neuberger Berman AMT Guardian Portfolio, Class I
Alger American Leveraged AllCap Portfolio, Class O	Oppenheimer Global Securities Fund/VA, Non-Service Shares
Alger American MidCap Growth Portfolio, Class O	Oppenheimer Main Street Fund/VA, Non-Service Shares
American Century VP Income & Growth Fund, Class I	Seligman Communications & Information Portfolio, Class 2
American Century VP Value Fund, Class I	Seligman Smaller-Cap Value Portfolio, Class 2
Ameritas Core Strategies Portfolio	Summit Balanced Index Portfolio
CVS Income Portfolio	Summit Bond Portfolio
DWS Capital Growth VIP Portfolio, Class A	Summit EAFE International Index Portfolio
DWS International VIP Portfolio, Class A	Summit Lehman Aggregate Bond Index Portfolio
DWS Money Market VIP Portfolio, Class A	Summit Nasdaq-100 Index Portfolio
Fidelity ® VIP Contrafund ® Portfolio, Service Class 2	Summit Natural Resources Portfolio
Fidelity ®VIP Equity-Income Portfolio, Service Class 2	Summit Russell 2000 Small Cap Index Portfolio
Fidelity ®VIP High Income Portfolio, Service Class 2	Summit S&P MidCap 400 Index Portfolio
FTVIPT Templeton Foreign Securities Fund, Class 2	Summit S&P 500 Index Portfolio
MFS VIT Emerging Growth Series, Initial Class	Summit Zenith Portfolio
MFS VIT High Income Series, Initial Class	Third Avenue Value Portfolio
MFS VIT Investors Trust Series, Initial Class	UIF Core Plus Fixed Income Portfolio, Class I
MFS VIT New Discovery Series, Initial Class	UIF U.S. Real Estate Portfolio, Class I
MFS VIT Total Return Series, Initial Class

The value of Premiums that you allocate to Carillon Account will vary with the investment performance of the Portfolio(s) you select.  Similarly, the amount of any variable annuity benefit payments will vary with the investment performance of the Portfolio(s) you select.  This Prospectus generally describes only the variable portion of the Contract.

Additional information about Carillon Account and the variable portion of the Contracts has been filed with the Securities and Exchange Commission ("SEC") in the form of a Statement of Additional Information ("SAI").  The SAI is dated May 1, 2007, and is incorporated herein by reference.  The SAI's Table of Contents immediately follows this prospectus' table of contents.  You may obtain the SAI without charge by writing us at the address given above or by calling the listed telephone number.  Information and reports are also available on the SEC's website at http://www.sec.gov.

The SEC has not approved or disapproved the Contracts.  Neither the SEC nor any state has determined whether this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Please Read This Prospectus Carefully and Retain It for Future Reference.

The date of this prospectus is May 1, 2007.

TABLE OF CONTENTS
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS	3
DEFINITIONS	3
SUMMARY	4
The Contract and the Investment Options	4
Premiums	5
Surrenders	5
Transfers	5
Annuity Benefit Payments	5
Charges	6
SUMMARY OF SEPARATE ACCOUNT EXPENSES	6
THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT	8
The Union Central Life Insurance Company	8
Carillon Account	8
The Funds	8
Additions, Deletions or Substitutions of Investments	10
THE CONTRACT	11
Purchasing a Contract	11
Premiums	11
Crediting of Accumulation Units	12
Value of Accumulation Units	12
Self-Service Access to Information and Services	13
Transfers	13
Special Transfers - Dollar Cost Averaging	16
Portfolio Rebalancing Plan	17
Interest Sweep Plan	17
Model Asset Allocation Program	17
Surrenders	19
Personal Income Plan	19
CHARGES AND OTHER DEDUCTIONS	20
Administration Fees	20
Mortality and Expense Risk Charge	20
Surrender Charge (Contingent Deferred Sales Charge)	21
Terminal Illness/Confinement	21
Other Waivers or Reductions of Surrender Charge	22
Premium Taxes	22
Fund Expenses	23
BENEFITS UNDER THE CONTRACT	23
Death Benefits	23
Annuity Benefit Payments	24
Variable Annuity Benefit Payments	24
Fixed Annuity Benefit Payments	25
THE GUARANTEED ACCOUNT	26
General Description	26
Guaranteed Account Accumulations	27
Surrenders	27
Transfers	27
GENERAL MATTERS	28
Designation of Beneficiary	28
10-Day Right to Examine Contract	28
Contract Owner's Inquiry	28
Contract Owner's Reports	28
FEDERAL INCOME TAX MATTERS	29
TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS	30
DISTRIBUTION OF THE CONTRACTS	31
VOTING RIGHTS	32
FINANCIAL STATEMENTS	32
LEGAL PROCEEDINGS	32
APPENDIX A -- ACCUMULATION UNIT VALUES	33
APPENDIX B -- IRA DISCLOSURE STATEMENT	37
APPENDIX C -- DISCLAIMERS	46
APPENDIX D	48

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

DISTRIBUTION OF CONTRACTS	2
DETERMINATION OF ANNUITY PAYMENTS	2
MISCELLANEOUS CONTRACT PROVISIONS	3
Morningstar® Asset Allocator Asset Allocation Program offered through Ameritas Investment Corp. ("AIC")	4
CUSTODY OF CARILLON ACCOUNT'S ASSETS	6
INDEPENDENT AUDITORS AND REGISTERED PUBLIC ACCOUNTING FIRMS	6
FINANCIAL STATEMENTS OF CARILLON ACCOUNT AND OF UNION CENTRAL (following Page 6)

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.  No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this prospectus, and, if given or made, such other information or representations must not be relied upon.

DEFINITIONS

accumulationunit--A unit of measure used to calculate the value of your Variable Account during the Pay-in Period.

accumulationvalue--The sum of the values of your Contract's Guaranteed Account and Variable Account.

Annuitant--A person whose life determines the duration of annuity benefit payments involving life contingencies.

annuityunit--A unit of measure used to calculate variable annuity benefit payments (during the Pay-out Period).

Beneficiary--The person you designate to receive the Contract's death benefit.

Carillon Account--Our annuity variable separate account.  Carillon Account currently is divided into thirty Subaccounts, each of which invests exclusively in one Portfolio of a Fund.

Cash Surrender Value- Your Contract's accumulation value at the end of the valuation period during which we receive a request for total or partial surrender, minus any applicable surrender charges, any applicable annual administration fee and premium taxes not previously deducted.

Contract--The Contract we issue to you.

Contract Date--The date we issue your Contract.

Contract Owner("You")-- the person designated as the owner in the Contract or as subsequently changed.  If a Contract has been absolutely assigned, the assignee is the Contract Owner.  A collateral assignee is not a Contract Owner.

Contract Year--A period of 12 consecutive months beginning on the Contract Date or any anniversary thereof.

Due Proof of Death--One of the following:

  A certified copy of a death certificate;
  A certified copy of a decree of a court of competent jurisdiction as to the finding of death;
  A written statement by a medical doctor who attended the deceased; or
  Any other proof satisfactory to us.

Fixed annuity benefit payments--Annuity benefit payments that are fixed in amount throughout the Pay-out Period.

The Funds--Funds, one or more investment portfolios of which are purchased by Carillon Account.  Currently the Funds are: AIM Fund, Alger American Fund, American Century Investments Fund, Ameritas Portfolios, CVS Portfolios, DWS Fund, Fidelity VIP Trust, Franklin Templeton Fund, MFS Fund, Neuberger Berman Fund, Oppenheimer Fund, Seligman Fund, Summit Fund, Third Avenue Fund, and UIF Fund.

Guaranteed Account--The portion (if any) of your Contract's accumulation value that is held in our general account and accumulates at a guaranteed rate which is stated in your Contract.

Investment Options--The Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 8.

Maturity Date--The date on which the Pay-out Period commences (i.e., when you stop making premium payments to us and we start making annuity benefit payments to you).

Nonqualified Contracts--Contracts that do not qualify for special federal income tax treatment.

Pay-in Period--The period during which you may make payments to us and accumulate Contract values on a fixed or variable basis (referred to in the Contract as the "Accumulation Period").  The Pay-in Period commences on the Contract Date and lasts until the Maturity Date.

Pay-out Period--The period after the Maturity Date during which we make annuity benefit payments to you (referred to in the Contract as the "Annuity Period").

Portfolio--A separate investment portfolio of one of the Funds.

Qualified Contracts--Contracts issued in connection with plans that qualify for special federal income tax treatment.

Subaccount--A part of Carillon Account.  Each Subaccount invests exclusively in shares of a different Portfolio.

Variable Account--The portion of your Contract's accumulation value that is invested in one or more Subaccounts of Carillon Account.  Your Variable Account is divided into one or more Subaccount(s) to which you have allocated your accumulation value.

variableannuity benefit payments--Annuity benefit payments that vary in amount in relation to the investment performance of the Subaccount(s) you select during the Pay-Out Period.

SUMMARY

The Contract and the Investment Options

The Contract is designed and offered to aid in the accumulation of funds on a tax-deferred basis for retirement in connection with a broad range of retirement plans, including:

  plans established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended ("H.R. 10 plans");
  qualified employee pension and profit-sharing trusts or plans described in Section (a) and tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code");
  qualified annuity plans described in Section 403(a) of the Code;
  annuity purchase plans adopted by public school systems and certain tax-exempt organizations under Section 403(b) of the Code;
  Individual Retirement Annuities purchased by or on behalf of individuals pursuant to Sections 408 (traditional and Simple IRAs) and 408A (Roth IRA) of the Code;
  government deferred compensation plans pursuant to Section 457 of the Code;
  other qualified plans; and
  nonqualifiedplans.

Qualified plans provide special tax treatment to participating employees and self-employed individuals and their beneficiaries.  While the Contract provides many benefits when used with a qualified plan, you should know that the Contract provides no additional benefit with regard to tax deferral.

You may allocate your Contract's accumulation value among the Contract's Investment Options, which consist of the Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 8.

Your Contract's accumulation value will vary according to the investment experience of the Portfolio(s) you select.  Similarly, the dollar amount of variable annuity benefit payments will vary according to the investment experience of the Portfolio(s) selected.  You bear the entire investment risk for all amounts you allocate to any of the variable Investment Options.  Allocations to the Guaranteed Account accumulate at a guaranteed rate which varies according to state law and is stated in your Contract.

Premiums

Each premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts.  You may pay premiums at any time and in any amount, subject to the $25/$50 minimum and a maximum (which we may waive) of $10,000 per Contract Year.  However, if you pay no premiums for two consecutive Contract Years (three in New York), then under certain circumstances we may pay you your Contract's accumulation value (minus the administration fee and surrender charge, if applicable) and cancel your Contract.

Surrenders

You may totally or partially surrender your Contract and be paid all or part of its accumulation value at any time during the Pay-in Period (unless your Contract was issued in connection with a plan adopted pursuant to Section 403(b) of the Code -- (see Federal Income Tax Matters).  Certain surrenders may be subject to a surrender charge and a 10% tax penalty may be imposed.  In addition, you may return your Contract for a refund within 10 days after receiving it, or longer where required by state law (see page 28).

Transfers

During the Pay-in Period, you may transfer your accumulation value among the subaccounts of your Variable Account or between those subaccounts and your Guaranteed Account, as frequently as desired.  Transfers generally must be at least $300.  Up to six transfers may be made each Contract Year without charge.  However, a transaction charge (currently $10) may be imposed for each transfer in excess of that number.  We currently waive this charge.  You may only transfer up to the greater of 20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or $1,000 to one or more subaccounts of your Variable Account each Contract Year.

During the Pay-out Period, you may, once each year, change the Investment Options upon which the amount of your variable annuity benefit payments are calculated by requesting that we transfer annuity reserves among the Portfolios.

Annuity Benefit Payments

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Contract Owner is still living, the Contract Owner will be treated as the Annuitant.  If the Contract Owner dies before the Maturity Date, then we will pay the Beneficiary a death benefit equal to the greater of:

  the Contract's accumulation value, or
  thesum of all premiums paid less any amounts deducted in connection with partial surrenders.

Charges

No sales charge is deducted from your premiums.  However, we will deduct a surrender charge upon certain early surrenders or withdrawals.  This surrender charge depends on how long your  Contract has been in force.  During the first two Contract Years the surrender charge is 7% of the amount surrendered.  This charge is reduced by 1% on each subsequent Contract anniversary until the eighth anniversary, when it becomes zero.  Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's accumulation value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge.  Also, where permitted by state law, the surrender charge will be waived in the event of your confinement to a qualified institution  or your having a terminal illness as defined in the Contract.  The total surrender charge assessed over the life of the Contract will not exceed 9% of premiums paid.

We deduct an administration fee of $30 per year from your Contract's accumulation value during the Pay-in Period.  We will waive the annual administration fee for all South Carolina Contracts, and for all other states, we will waive the annual administration fee for any year in which the accumulation value of your Contract is $25,000 or more on the last day of that Contract Year.  We also reserve the right to waive this fee for Contracts sold to select classes of employer-sponsored retirement plans.  We also deduct a daily administrative charge at the rate of 0.25% of net assets per year during both the Pay-in and Pay-out Periods.  We reserve the right to waive this fee if at the time of issue the client has multiple contracts in excess of $25,000, or is paying the fee under another contract.

As compensation for our assumption of mortality and expense risks, we deduct a charge from Carillon Account that is currently 1.00% of net assets per year, and will never exceed 2.00% per year.  In accordance with state laws, premium taxes will be deducted from some Contracts.

The Funds in which Carillon Account invests pay an investment advisory fee and other expenses which are described in the Fund prospectuses.

SUMMARY OF SEPARATE ACCOUNT EXPENSES

The following charts and tables describe the fees and expenses that you will pay when buying, owning, and surrendering your Contract.

1.  CONTRACT OWNER TRANSACTION EXPENSES (the fees and expenses that you will pay at the time that you buy your Contract, surrender your Contract, or transfer among investment options.  State premium taxes may also be deducted.)

SALES LOAD IMPOSED ON PURCHASES(as a percentage of purchase payments)................None

SURRENDER CHARGE(Contingent Deferred Sales Charge) (as a percentage of amount  surrendered)

Contract Year of surrender	1	2	3	4	5	6	7	8	Thereafter
Applicable Charge	7%	7%	6%	5%	4%	3%	2%	1%	0%

Partial surrenders totaling up to 10% of a Contract's accumulation value may be made each Contract Year without the surrender charge being assessed.

MAXIMUM TRANSFER FEE..........................................................................................................$100
During the Pay-in Period, up to six transfers may be made each Contract Year without charge.  The current charge for transfers in excess of 6 is $10.   The maximum charge is $100.

2.  PERIODIC EXPENSES (the fees and expenses that you will pay periodically while you own your

Contract, not including portfolio fees and expenses)

ANNUAL ADMINISTRATION FEE.....................................................................................................$30
This charge applies only during the Pay-In Period.  This charge is waived for all South Carolina Contracts; for all other states, this charge is waived for any year in which the Contract's accumulation value is $25,000 or more on the last day of the Contract Year.

SEPARATE ACCOUNT ANNUAL EXPENSES(as a percentage of average account value)

CHARGE	MAXIMUM	CURRENT
Mortality and Expense Risk Charge	2.00%	1.00%
Administration Fee	0.25%	0.25%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES	2.25%	1.25%

3.  UNDERLYING FUND EXPENSES (the minimum and maximum total operating expenses charged by the Funds, including management fees, 12b-1 fees, and other expenses, that you may pay periodically during the time that you own your Contract.  More detail concerning each Fund's fees and expenses is contained in each Fund's prospectus.)

  TOTAL ANNUAL FUND OPERATING EXPENSES
Minimum	Maximum
43%	1.32%

Class 12b-1 shares of certain funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between 0.05% and 0.25% of subaccount assets for providing various shareholder support and marketing services.

4.  The Examples that follow are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts.  These costs include maximum contract owner transaction expenses, contract fees, and separate account annual expenses.  Each Example assumes that you invest $10,000 in your Contract for the time periods indicated.  The Examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the Funds.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Surrender Policy at the end of the time period. ($)				AnnuitizePolicy at the end of the time period. ($)				Policy is neither surrendered nor annuitized. ($)
EXAMPLE	1 Yr	3 Yr	5 Yr	10 Yr	1 Yr	3 Yr	5 Yr	10 Yr	1 Yr	3 Yr	5 Yr	10 Yr

Maximum Policy Expenses (1)

	$1,097	$1,800	$2,410	$4,080	$389	$1,179	$1,986	$4,080	$389	$1,179	$1,986	$4,080

Minimum Policy Expenses (2)

	$922	$1,273	$1,521	$2,259	$201	$617	$1,056	$2,259	$201	$617	$1,056	$2,259

(1)   Maximum Policy Expense Fees.  This example assumes maximum charges of 2.25% for Separate Account annual expenses, an annual administration fee of $30 (waived if accumulation account is at least $25,000 on contract anniversary), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.32%).
(2)   Minimum Policy Expense Fees.  This example assumes current charges of 1.25% for Separate Account annual expenses, an annual administration fee of $30 (waived if accumulation account is at least $25,000 on contract anniversary), plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.43%).

In the examples above, the $30 annual administration fee has been reflected in the calculation of annual expenses by converting the fee to a percent of average net assets attributable to the Contracts, adding it to the current Total Separate Account Annual Expenses and the Fund Annual Expenses shown in the Fund's prospectus and multiplying the resulting percentage figure by the average annual assets of the hypothetical account.  The fee has been converted to a percent by dividing the total amount of the fee collected during 2005 by the total average net assets attributable to the Contracts.  Net assets attributable to the Contracts include amounts allocated to both Carillon Account and the Guaranteed Account except for such amounts as are held as reserves for annuity benefit payments.

THE UNION CENTRAL LIFE INSURANCE COMPANYAND CARILLON ACCOUNT
Union Central is an Ohio life insurance company.

The Union Central Life Insurance Company

The Union Central Life Insurance Company is an Ohio stock company, organized in 1867 under the laws of Ohio.  We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia.  The Contract is available in all states, subject to certain state variations.

On January 1, 2006, The Union Central Life Insurance Company, an Ohio mutual life insurance company, converted to an Ohio stock life insurance subsidiary of a newly formed Ohio mutual insurance holding company.  The new Ohio mutual insurance holding company immediately merged with and into Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company, pursuant to an Agreement and Plan of Merger dated January 28, 2005.  Upon consummation of the merger, Ameritas Acacia Mutual Holding Company changed its name to UNIFI Mutual Holding Company, and Union Central became an indirect, wholly-owned subsidiary of UNIFI Mutual Holding Company.

Carillon Account is one of our separate accounts.

Carillon Account

Carillon Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.  Such registration does not mean that the SEC supervises the management or investment practices or policies of Carillon Account.  Our Board of Directors established Carillon Account on February 6, 1984.

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts).  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

Each Subaccount of Carillon Account invests in a different Fund Portfolio.

Carillon Account has been divided into Subaccounts, each of which invests in a different Portfolio of the Funds.  We may add additional Subaccounts at our discretion.

The Funds

The Funds are registered with the SEC.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Funds.  The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies.  As a result, each Portfolio operates independently and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.  The Portfolios that are available through the Contract and their investment advisers are:

PORTFOLIOS	FUND TYPE	INVESTMENT ADVISER
AIM V.I. Capital Appreciation Fund, Series I	large cap growth	A I M Advisors, Inc.
Alger American Leveraged AllCap Portfolio, Class O	multi-cap growth	Fred Alger Management, Inc.
Alger American MidCap Growth Portfolio, Class O	mid cap growth	Fred Alger Management, Inc.
American Century VP Income & Growth Fund, Class I	large cap value	American Century Investment Management, Inc.
American Century VP Value Fund, Class I	multi-cap value	American Century Investment Management, Inc.
Ameritas Core Strategies	large cap	Calvert Asset Management Company, Inc.
Calvert CVS Income	intermediate-term bond	Calvert Asset Management Company, Inc.
DWS I Capital Growth VIP Portfolio, Class A	large cap growth	Deutsche Investment Management Americas, Inc.
DWS I International VIP Portfolio, Class A	international (large cap core)	Deutsche Investment Management Americas, Inc.
DWS II Money Market VIP Portfolio, Class A	money market	Deutsche Investment Management Americas, Inc.
Fidelity VIP Contrafund Portfolio, Service Class 2	large Cap	Fidelity Management & Research Company
Fidelity VIP Equity-Income Portfolio, Service Class 2	large Cap	Fidelity Management & Research Company
Fidelity VIP High Income Portfolio, Service Class 2	high yield bond	Fidelity Management & Research Company
FTVIPT Templeton Foreign Securities Fund, Class 2	international (large cap value)	Templeton Investment Counsel, LLC
MFS VIT Emerging Growth Series, Initial Class	multi-cap growth	Massachusetts Financial Services Company
MFS VIT High Income Series, Initial Class	high yield (junk) bonds	Massachusetts Financial Services Company
MFS VIT Investors Trust Series , Initial Class	large cap core	Massachusetts Financial Services Company
MFS VIT New Discovery Series, Initial Class	small cap growth	Massachusetts Financial Services Company
MFS VIT Total Return Series, Initial Class	balanced (equities and bonds)	Massachusetts Financial Services Company
Neuberger Berman AMT Guardian Portfolio, class I	large cap value	Neuberger Berman Management, Inc.
Oppenheimer Global Securities Fund/VA, Non-service Shares	global (large cap growth)	OppenheimerFunds, Inc.
Oppenheimer Main Street Fund®/VA, Non-service Shares	large cap core	OppenheimerFunds, Inc.
Seligman Communications and Information Portfolio, Class 2	sector concentration: communications, information and related industries	J. & W. Seligman & Co. Incorporated
Seligman Smaller-Cap Value Portfolio, Class 2	small cap value	J. & W. Seligman & Co. Incorporated
Summit Balanced Index Portfolio	balanced (equities and bonds)	Summit Investment Partners, Inc.
Summit Bond Portfolio	bond	Summit Investment Partners, Inc.
Summit EAFE International Index Portfolio	index: MSCI EAFE (international)	Summit Investment Partners, Inc.
Summit Lehman Aggregate Bond Index Portfolio	index: Lehman Aggregate Bond (bond)	Summit Investment Partners, Inc.
Summit Nasdaq-100 Index Portfolio	index: Nasdaq-100 (large cap growth)	Summit Investment Partners, Inc.
Summit Natural Resources Portfolio	specialty	Summit Investment Partners, Inc.
Summit Russell 2000 Small Cap Index Portfolio	index: Russell 2000 (small cap core)	Summit Investment Partners, Inc.
Summit S&P MidCap 400 Index Portfolio	index: S&P MidCap 400 Index (mid cap core)	Summit Investment Partners, Inc.
Summit S&P 500 Index Portfolio	index: S&P 500 (large cap core)	Summit Investment Partners, Inc.
Summit Zenith Portfolio	large cap value	Summit Investment Partners, Inc.
Third Avenue Value Portfolio	small cap	Third Avenue Management LLC
UIF Core Plus Fixed Income Portfolio, Class I	bond	Morgan Stanley Investment Management, Inc. (doing business in this instance as Van Kampen)
UIF U.S. Real Estate Portfolio, Class I	Sector concentration: REIT	Morgan Stanley Investment Management, Inc. (doing business in this instance as Van Kampen)

Portfolio performance is NOT guaranteed.

There is no assurance that any Portfolio will achieve its stated objective.  Additional information about the investment objectives and policies of the Portfolios can be found in the current Fund prospectuses delivered to you with this prospectus.  You should read the Fund prospectuses carefully before making any decision about the allocation of your premiums to a particular Subaccount of Carillon Account.

We may add, delete or modify the Portfolios available under the Contract.

Additions, Deletions or Substitutions of Investments

We retain the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Portfolio shares purchased by any Subaccount of Carillon Account.  We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio, or of another open-end, registered investment company, if the shares of the Portfolio are no longer available for investment, or if in our judgment investment in any Portfolio would become inappropriate.  To the extent required by applicable law, substitutions of shares attributable to your interest in a Subaccount will not be made until you have been notified of the change, and until the SEC has approved the change.  In the case of such a substitution, affected Contract Owners will have the right, within 30 days after notification, to transfer their accumulation value to other Subaccounts without incurring a transfer fee.  Any transfer made by affected Contract Owners during the notice period will not be counted against their free transfers for that year.  Nothing contained in this Prospectus shall prevent Carillon Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We may also establish additional Subaccounts of Carillon Account.  Each additional Subaccount would purchase shares in a new Portfolio or in another Fund.  New Subaccounts may be established when, in our discretion, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Contract Owners, if at all, only on a basis we determine.  We may also eliminate one or more subaccounts if we believe that marketing, tax or investment conditions so warrant.

If we deem it to be in the best interests of persons having voting rights under the Contracts, Carillon Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with one or more other separate accounts.

THE CONTRACT

Minimum premium payments, after the initial premium, are $25 for Qualified Contracts and $50 for Nonqualified Contracts.

Purchasing a Contract

You can purchase a Contract by completing an application and having it and a premium of at least $25 for Qualified Contracts or $50 for Nonqualified Contracts sent to us by one of our registered representatives.  Acceptance of an application is subject to our underwriting rules and we reserve the right to reject any application.  We will credit initial premiums accompanied by completed applications to the Contract not later than two business days following receipt.  In certain employer retirement plan situations, we will issue your Contract and apply the premiums when they are sent by your employer.  If we cannot credit an initial premium to the Contract within five business days of our receipt of it, then we will return the premium immediately unless the applicant consents to our holding the premium for a longer period.

Subsequent premiums may be made at any time.

Premiums

After the first premium has been paid and accepted, you have flexibility (within the limits of your retirement plan, if any) in determining the size and frequency of subsequent premiums.  Premiums may be paid at any time and in any amount, subject only to the $25/$50 minimum and to a maximum of $10,000 per Contract Year.  We may waive the minimum/maximum, but a waiver in one instance does not constitute a waiver for any additional premiums.  Currently, we waive the maximum premium on accounts with 3% or less guaranteed minimum interest rate.

If you stop making premium payments and have a small accumulation value, we may terminate your Contract.

If you pay no premiums for two consecutive Contract Years (three if you live in New York), we may cancel your Contract and return its accumulation value (minus the administration fee and surrender charge, if applicable) but only if:

     o     the accumulation value is less than $2,000 at the end of the two-year period
               (three in New York);
     o     the total premium paid, less any partial surrenders, is less than $2,000; and
     o      we have given you at least 30 days notice to pay an additional premium to prevent cancellation.

Your premiums will be allocated among the Investment Options in accordance with the instructions specified in your application for the Contract or as you may subsequently change them.  You may allocate any portion of your premiums (subject to a $10 minimum) to any of the Investment Options.  You may change your payment allocation instructions at any time, without charge, by providing us new instructions in a form acceptable to us.

Accumulation units are used to measure the value of your Variable Account subaccounts.

Crediting of Accumulation Units

We credit premiums that you allocate to your Variable Account to your Contract in the form of Accumulation Units.  The number of Accumulation Units credited to your Contract is determined by dividing the amount you allocate to each subaccount of the Variable Account by the Accumulation Unit value for the corresponding Subaccount of Carillon Account for the Valuation Period during which your premium is received.  (In the case of the initial premium, units are credited on the valuation date when we accept the application, or on the valuation date when we receive the initial premium, whichever is later.)  The value of the Accumulation Units will vary in accordance with investment experience and expenses of the Portfolio in which the Subaccount invests.

During the Pay-in Period, your Contract's accumulation value equals the sum of the Variable Account and the Guaranteed Account credited to your Contract.  The Variable Account is the sum of the value of all subaccounts of the Variable Account.  The value of a subaccount equals the number of Accumulation Units credited to that subaccount times the value of the Accumulation Units for the corresponding Subaccount.  For the value of the Guaranteed Account, see page 27.

Value of Accumulation Units

The value of Accumulation Units is expected to change every valuation period, and will depend upon the investment performance and expenses of the Portfolio in which each Subaccount invests.  The Accumulation Units in each Subaccount are valued separately.

The values of accumulation units vary with the performance of corresponding Portfolios. The values of accumulation units are computed at the close of business on each "valuation date."

A valuation period is the period between successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date.  A valuation date is each day, Monday through Friday, when there are purchases or redemptions of Fund shares, except:

  when the New York Stock Exchange is closed (currently, New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday (observed), Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day (observed)); and
  anyday on which changes in the value of the portfolio securities of a Portfolio will not materially affect the current net asset value of the shares of that Portfolio.

The value of each Accumulation Unit was initially set at $10.  Thereafter, the value of an Accumulation Unit for any valuation period equals the value of such a unit as of the immediately preceding valuation period, multiplied by the "Net Investment Factor" for the current valuation period.

The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (A) by (B) and subtracting (C) from the result, where:

(A)       is:

  the net asset value per Portfolio share held in the Subaccount determined as of the end of the current valuation period; plus the per share of any dividend or capital gains distributions made by the Portfolio on shares held in the Subaccount if the "ex-dividend" date occurs during the current valuation period; plus or minus a per share charge or credit for any taxes incurred by or provided for in the Subaccount, which we determine to have resulted from the maintenance of the Subaccount (we do not believe that currently any taxes are incurred by Carillon Account); and

  (B)      is:

  the net asset value per Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period (adjusted for an "ex-dividend"); plus or minus the per share charge or credit for any taxes provided for during the immediately preceding valuation period; and

(C)       is:

  afactor representing the daily charges we deduct from Carillon Account for administrative expenses and assumption of the mortality and expense risks under the Contract.  The factor is equal to 0.000034034  for a one-day valuation period.

Self-Service Access to Information and Services

You will be able to review information and request service concerning your Contract by visiting our website, www.unioncentral.com.

You will need your contract number and taxpayer identification number to establish initial access to our client service system on our website, Service Central.  As part of the initial log in to Service Central, you will create your own unique user identification and password. Once you have logged on to Service Central, you will be able to perform the functions described below (you can also assign these rights to an annuitant):

          o     choose electronic delivery of certain future mailings (this feature available only online)
          o      check Contract values
          o      verify address and beneficiary information
          o      transfer balances among Subaccounts
          o      change your allocation of future premiums
          o      request a statement
          o      request service forms
          o      change your password

We reserve the right to modify, suspend or discontinue Service Central online at any time and without prior notice.

During the Pay-in Period, you may make 6 free transfers per Contract Year from or among the Variable Account subaccounts.  Additional transfers cost $10 each.  Transfers from the Guaranteed Account are subject to restrictions.

Transfers

During the Pay-in Period, you may transfer amounts among subaccounts of your Contract's Variable Account subject to the terms and restrictions imposed by your Contract and the Funds.  You may also transfer amounts up to the greater of:

  20% of the value of the Guaranteed Account (as of the first day of the Contract Year), or
  $1,000

fromthe Guaranteed Account to subaccount of the Variable Account each Contract Year.  There is no maximum on amounts that may be transferred out of a subaccount of the Variable Account into the Guaranteed Account.  The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

During the Pay-in Period, you may make up to six free transfers each Contract Year.  However, we will impose a transfer fee (currently $10 and guaranteed not to exceed $100) for each transfer in excess of six.  We currently waive transfer fees.  If after a transfer the amount remaining in any Investment Option is less than $25, then the entire amount will be transferred instead of the requested amount.

Your transfer requests must be made by written or telephone or electronic instructions which specify in detail the requested changes.  Transfers from subaccounts of the Variable Account will be made based on the Accumulation Unit values at the end of the valuation period during which we receive the transfer request at our Home Office (address and phone number on the first page of this prospectus).  If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

During the Pay-out Period, the Annuitant can change the reserve basis (contract reserves for the specific variable annuity contract involved) for the variable annuity benefit payments he or she is receiving once in each 12 months after the first 12 months.  Such a change in reserve basis for variable annuity benefit payments will result in subsequent annuity benefit payments being based on the investment performance of the Subaccount to which annuity reserves have been transferred.

Certain third parties may offer you asset allocation services for your Contract.  Fees you pay for such asset allocation services are in addition to any Contract charges.  WE DO NOT ENDORSE, APPROVE OR RECOMMEND THESE SERVICES.

Excessive Trading: Your Contract is a long-term investment and is not designed for frequent transfers of your accumulation value among your Subaccounts.  Frequent or excessive transfers put the Portfolios, Contract Owners, and Beneficiaries at risk.  These risks include:

  the dilution of interests of long-term investors in a Subaccount if purchases or transfers into or out of a Portfolio are made at prices that do not reflect an accurate value for the Portfolio's investments;
  an adverse effect on portfolio management, such as impeding a portfolio manager's ability to sustain an investment objective, causing a Portfolio to maintain a higher level of cash than would otherwise be the case, or causing a Portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay partial withdrawals or transfers out of the Portfolio; and
  increasedbrokerage and administrative expenses.

The risks and costs are borne by all Contract Owners invested in those Subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this Contract if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the Portfolios, we cannot guarantee that all harmful trading will be detected or that a Portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

Deterrence.  If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

     -       Revoke your privileges to make transfers by telephone and internet;
     -       Limit your transfers to those requests made by regular U.S. mail;
     -       We reserve the right to charge a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, if there is a transfer in and out of the same fund within 30 days, or if we limit your access to transfers to requests made by regular U.S. mail.  We reserve the right to reject any transfer from any Contract Owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a Portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers.  We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or Internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Contract Owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Contract Owners or intermediaries acting on their behalf.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all Contract Owners without waiver or exception.

Portfolio Frequent Trading Policies.  The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the Portfolios describe any such policies and procedures.  The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the polices and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  You should be aware that we may not have the contractual ability or the operational capacity to monitor your transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers.  Accordingly, Contract Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Procedures.  Contract Owners should be aware that we are contractually obligated to provide Contract Owner transaction data relating to trading activities to the underlying funds on written request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases of transfers by Contract Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

Omnibus Orders.  Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts.  The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance contracts and individual retirement plan participants.  The omnibus nature of these orders may limit each Portfolio's ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the Portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other Contract Owners of Portfolio shares, as well as the Contract Owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected Portfolios.  In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Administrative Practices Regarding Transfers:All transfers among subaccounts of your Contract will be processed to receive the next available price.  If your request arrives at Union Central after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, your instructions will be processed to receive the price as of the following valuation date.  You may only make one transfer per day.  We will send you a written confirmation of all electronic transfers within five business days.  However, if we cannot complete a transfer as requested, our customer service representative will contact you in writing.  CAUTION:  We will act on instructions from anyone who provides the necessary information; we will not be able to verify that the person providing electronic transfer instructions via the IRIS automated telephone system or IRIS-online is you or is authorized by you.

You may make transfers, including Portfolio Rebalancing, Dollar Cost Averaging, and Interest Sweep, by telephone.

Telephone Transfers: You are eligible to make transfers, including Portfolio Rebalancing, Dollar Cost Averaging, and Interest Sweep, pursuant to telephone instructions unless you tell us in writing that you do not want to make transfers by telephone.

Telephone transfer instructions may be made by calling 1-800-319-6902 between 8:00 a.m. and 6:00 p.m. (Eastern Time) on days when we are open for business.  Each telephone exchange request must include a precise identification of your Contract and other designated identifiers.  We may accept telephone exchange requests from any person who properly identifies the correct Contract number and other designated identifiers.  Thus, you risk possible loss of interest, capital appreciation and principal in the event of an unauthorized telephone exchange.  Neither we nor the Funds nor Ameritas Investment Corp. (the principal underwriter of the Contracts) will be liable for complying with telephone instructions we reasonably believe to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and you will bear the risk of any such loss.  We will employ reasonable procedures to confirm that telephone instructions are genuine.  If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions.  Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such transactions to Contract Owners, and/or recording of telephone transfer request instructions received from Contract Owners.  We may record all or part of any telephone conversation relating to transfer instructions without prior disclosure.

Telephone instructions apply only to previously invested amounts and do not change the investment of any future premiums paid under the Contract.  You may change allocations of future premium payments by providing us new instructions in a form acceptable to us.

Note: During periods of drastic economic or market changes, telephone transfers may be difficult to implement.  At such times, requests may be made by regular or express mail and we will process them pursuant to the terms and restrictions already described in this section.

We reserve the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

You may pre-arrange certain types of transfers, including ones in connection with Dollar Cost Averaging, Portfolio Rebalancing and Interest Sweep programs.

Special Transfers - Dollar Cost Averaging

We administer a dollar cost averaging ("DCA") program that enables you to pre-authorize a periodic exercise of your right to transfer amounts among subaccounts of the Variable Account.  By entering into a DCA agreement, you instruct us to transfer monthly (as of the first business day of the month) a predetermined dollar amount from the DWS Money Market VIP subaccount to other subaccounts of your Variable Account until the amount in your DWS Money Market VIP subaccount is exhausted.  The minimum amount of a DCA transfer is $100.  You may terminate your DCA agreement at any time by notifying us in writing at least five business days prior to the next scheduled transfer date.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

Transfers made pursuant to the DCA program are not subject to a transfer charge and do not affect your Contract right during the Pay-in Period to make up to six transfers each Contract Year without charge.

By allocating specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.  There is no guarantee, however, that such an investment method will result in profits or prevent losses.

If you are interested in the DCA program, you may elect to participate in it by separate application, either by submitting paper or by telephone request as described above.

Portfolio Rebalancing Plan

You may elect to establish a Portfolio Rebalancing Plan.  Under such a plan, you may tell us (in your application or by separate application, either by submitting paper or by telephone request as described above) the percentage levels you would like to maintain among the subaccounts of your Variable Account.  These allocations may be based on asset allocation models which your agent may present to you.  On a quarterly, semi-annual or annual basis (as you select), we will automatically rebalance the subaccounts of your Variable Account to maintain the indicated percentages by transfers among the subaccounts.  The entire value of the subaccounts of your Variable Account must be included in your Portfolio Rebalancing Plan.  If you make transfers without changing your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.  Other investment programs, such as the DCA program, Interest Sweep Plan (see below), or other transfers or withdrawals may not be appropriate in concert with the Portfolio Rebalancing Plan.  Transfers made pursuant to the Portfolio Rebalancing Plan are not subject to a transfer charge and do not affect your right to make up to six free transfers each Contract Year during the Pay-in Period.  You may terminate your Portfolio Rebalancing Plan at any time by notifying us in writing at least five business days prior to the date of the next rebalancing.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

The Portfolio Rebalancing Plan is not available for amounts in the Guaranteed Account.  We reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Interest Sweep Plan

If you have an allocation  in the Guaranteed Account, you  may elect (in your application or by separate application, either by submitting paper or by telephone request as described above) to have the interest credited to the Guaranteed Account periodically transferred (or "swept") into specified subaccounts of the Variable Account.  The sweep may be done on a quarterly, semi-annual or annual basis.  You may terminate your Interest Sweep Plan at any time by notifying us in writing at least five business days prior to the date of the next periodic sweep.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.  Transfers made pursuant to the Interest Sweep Plan are not subject to a transfer charge and do not affect your right to make up to six free transfers each Contract Year during the Pay-in Period.  We reserve the right to alter the terms or suspend or eliminate the availability of the Interest Sweep Plan at any time.

Asset Allocation Programs are intended to mitigate investment risk. There is still a risk that investing pursuant to a model will lose value.

Model Asset Allocation Program

We may offer a model asset allocation program.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Policy.  Model asset allocation programs are intended to match model risk tolerance and investment objectives with the investment options available in your Policy.

To assist you in your selection of an asset allocation model, our Model Asset Allocation program uses the Morningstar Asset Allocator.  This tool was developed by Morningstar Associates, LLC ("Morningstar") and is offered to you through a license agreement between Morningstar and our affiliate Ameritas Investment Corp. ("AIC").  The Model Asset Allocation program consists of five models, ranging from aggressive to conservative.  Morningstar provides AIC with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the asset allocation program:

AIC will serve as your investment adviser fiduciary for the program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Policy value) pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by Morningstar.  AIC has no discretionary authority to execute any other transfers for your policy.

You must complete the Morningstar Asset Allocator Questionnaire.

You must allocate all of your Policy value to one asset allocation model.  We must receive notice of your asset allocation model election either by written notice or Internet (when available) before we can begin a program for you.  Only you can select which model is best for you.  The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.

Each calendar quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar's recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.

If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your Policy.

AIC is compensated by us as principal underwriter for the Policies.  We and AIC may also receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  However, we believe this risk is reduced or eliminated by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding portfolios in the models.

There is no additional charge for selecting the Model Asset Allocation program.  Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information.  More information about AIC's role as investment advisor for the program is available on AIC's Form ADV Part II which is delivered to you at the time you subscribe to the program.  We may modify or discontinue the model asset allocation program at any time.

Full or partial surrenders give you access to your Contract's accumulation values. Surrender charges and penalty taxes may apply to some surrenders.

Surrenders

Please note:  If required under federal law, we may have to block your Contract and refuse to honor any request for transfers, surrenders, or death benefits until instructions are secured from the appropriate regulator.

You may make cash withdrawals (surrenders) of all or part of your Contract's accumulation value at any time during the Pay-in Period (subject to any restrictions imposed in connection with your retirement plan).  Surrender requests must be made in writing according to our procedures.  Surrenders cannot be made by telephone.  Surrenders include, but are not limited to, transactions commonly referred to as withdrawals, external transfers, rollovers and exchanges under Section 1035 of the Code.  The amount available is your Contract's accumulation value at the end of the valuation period during which we receive the proper written request, minus any surrender charges, administration fee and premium taxes not previously deducted.  Surrenders from the Variable Account generally will be paid within seven days of receipt of the written request.  For surrenders from the Guaranteed Account, see page 27.  For restrictions applicable to certain surrenders under Contracts issued in connection with plans adopted pursuant to Section 403(b) of the Code, see Qualified Plans.

The minimum partial surrender is $100 or the entire amount in the Investment Option, whichever is less.  If the amount remaining in the Investment Option would be less than $25 after the surrender (and deduction of the surrender charge, if any), then the request will be considered to be a request for surrender of the entire amount held in the Investment Option.  If a partial surrender plus any surrender charge would reduce the Contract's accumulation value to less than $100, then a request for a partial surrender will be treated as a total surrender of the Contract and the entire accumulation value, less any charges, will be paid out.

Under certain circumstances, surrenders will be subject to surrender charges described below (at page 21).  Under certain circumstances, surrenders may also be subject to a 10% tax penalty.

The full administration fee, if applicable, will also be deducted from your Contract at the time of total surrender regardless of the date of surrender.  For total surrenders, any surrender charge and administration fee will be deducted from the amount paid.

We will implement partial surrenders by canceling Accumulation Units in an amount equal to the withdrawal and any applicable surrender charge.  You may designate the Investment Option from which your surrender should be made.  If you make no designation, your requested amount will be withdrawn from each of your Investment Options (in the proportion the Investment Option bears to your accumulation value).  The surrender charge, if any, will be deducted from the value remaining after payment of the requested amount, or from the amount paid if the entire amount in an Investment Option is surrendered.

Since you assume the investment risk with respect to amounts allocated to your Variable Account (and because there are certain charges), the total amount paid upon total surrender of your Contract (including any prior surrenders) may be more or less than the total premiums that you paid.

Personal Income Plans allow you to pre-arrange surrenders.

Personal Income Plan

We administer a Personal Income Plan (PIP) that enables you to pre-authorize periodic surrenders by entering into a PIP agreement with us that instructs us to withdraw a level dollar amount or percentage of your Contract's accumulation value on a monthly, quarterly, semi-annual or annual basis, or authorize us to calculate and distribute a required minimum distribution every year.  To the extent that the total of PIP surrenders in a Contract Year exceeds 10% of your accumulation value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first day of that Contract Year), a surrender charge may be applicable.  PIP surrenders may also be subject to the 10% federal tax on early withdrawals.

CHARGES AND OTHER DEDUCTIONS

You pay a $30 administration fee each Contract Year during the Pay-in Period if your accumulation value is less than $25,000.

Administration Fees

During the Pay-in Period, we will deduct an administration fee of $30 from your Contract's accumulation value on the last day of each Contract Year for our expenses related to administration of your Contract and Variable Account.  The annual administration fee will be waived for all South Carolina Contracts.  For all other states, we waive the fee for any year in which the accumulation value of your Contract is $25,000 or more on the last day of that Contract Year.  We reserve the right to waive this fee for new Contracts if you pay similar fees on other contracts with us and for Contracts sold to select classes of employer-sponsored retirement plans.  We guarantee that the amount of this fee will not increase over the life of the Contract.  This annual administration fee is not deducted during the Pay-out Period.

The fee will be deducted pro rata from all Investment Options in the same proportion that your interest in each bears to your Contract's total accumulation value.  The full administration fee will also be deducted at the time of total surrender, regardless of the date of surrender.  However, in the case of a total surrender, the annual administration fee will also be waived if the accumulation value of your Contract is $25,000 or more on the date of surrender.

We also deduct a daily administrative expense charge at an annual rate of 0.25% of the assets of your Variable Account to help defray our expenses of administering Carillon Account and the Contract.  This deduction also is guaranteed not to increase over the life of the Contract.

We deduct asset-based charges each day at an annual rate of 0.25% for administering the Contracts and Carillon Account and 1.00% for assuming certain mortality and expense risks.  We may increase the mortality and expense risk charge to as much as 2.00%.

Mortality and Expense Risk Charge

A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.00% of your Contract's Variable Account.  This charge may increase but we guarantee that it will never be more than 2.00%.

The mortality risk arises from our guarantees to make annuity benefit payments in accordance with the annuity tables in the Contract, regardless of how long the Annuitant lives and regardless of any improvement in life expectancy generally.  This relieves Annuitants of the risk that they might outlive the funds that have been accumulated for retirement.  The mortality risk also arises from our guarantee to pay death benefits equal to the total of all premiums paid under the Contract, with adjustments for any partial surrenders (including surrender charges), should you die during the Pay-in Period.

Our expense risk arises from the possibility that the amounts realized from the administration fees and surrender charge (which are guaranteed not to increase) will be insufficient to cover our actual administrative and distribution expenses.  If these charges are insufficient to cover the expenses, the deficiency will be met from our general corporate funds, including amounts derived from the mortality and expense risk charge.

If amounts derived from the mortality and expense risk charge are insufficient to cover mortality costs and excess expenses, we will bear the loss.  If the charge is more than sufficient, we will retain the balance as profit.  We currently expect a profit from this charge.

Surrender charges may be deducted upon surrender of your Contracts.  10% of your accumulation value may be withdrawn each Contract Year without a surrender charge.  Aggregate surrender charges will never exceed 9% of aggregate premiums paid.

Surrender Charge(Contingent Deferred Sales Charge)

If you surrender your Contract in the first eight Contract Years, then a surrender charge will be imposed on the amount withdrawn as shown below:

Contract Year of Surrender	1	2	3	4	5	6	7	8	There-after
Applicable Surrender Charge	7%	7%	6%	5%	4%	3%	2%	1%	0%

Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's accumulation value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge.  The cumulative total of all surrender charges is guaranteed never to exceed 9% of premiums.  Also, PIP surrenders in a Contract Year totaling not more than 10% of the accumulation value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first withdrawal requested that year) may be made without the imposition of the surrender charge.

Surrender charges on partial surrenders will be deducted pro rata from the value remaining in the Investment Option(s) from which the amount paid was withdrawn.  However, if insufficient value remains to pay the surrender charges or if the entire amount in an Investment Option is withdrawn, then to the extent necessary, any surrender charge will be deducted from the amount to be paid.  Any surrender charge on a total surrender of a Contract will be deducted from the amount paid.

The amounts we obtain from the surrender charge will be used to offset the distribution fee we pay to Ameritas Investment Corp.  The surrender charge is not expected to recover all of the distribution costs associated with the Contracts.  We will pay any shortfall out of our general surplus, which may include profits derived from the mortality and expense risk charge.

Certain surrenders of Contracts may also be subject to federal tax penalties.  See Federal Tax Matters, page 29.

If state law allows, we will waive surrender charges if your surrender is because you have a terminal illness or are confined to a "qualified" health care institution.

Terminal Illness/Confinement

Also, where permitted by state law, we will waive the surrender charge upon a full surrender or one or more partial surrenders of your Contract in the event of (1) or (2) below:

(1)       You become confined in a qualified institution for a period of at least 30 consecutive days after the Contract Date, subject to the following:

  You must be a natural person (not a trust, corporation, or other legal entity).
  You must have been an owner of the Contract continuously since the Contract Date.
  You were not confined in a qualified institution at any time during the 60 day period just prior to the Contract Date.
  We receive a written request for full or partial surrender along with due proof of confinement within 12 months following such confinement.
  A "qualified institution" means any licensed hospital or licensed skilled or intermediate care nursing facility at which:
                -     medical treatment is available on a daily basis; and
                -     daily medical records are kept for each patient.

(2)       You contract a terminal illness after the Contract Date, subject to the following:

  You must be a natural person (not a Trust, Corporation, or other legal entity).
  You must have been an owner of the Contract continuously since the Contract Date.
  You have a life expectancy of less than 12 months.
  We must receive a written request for full or partial surrender together with a certificate from your attending physician stating your life expectancy and any other proof we may require.
  "Physician" means a medical doctor licensed in the United States who:
                 -     is operating within the scope of that license; and
                 -     is not you and is not related to you.
The surrender charge may be reduced in certain circumstances, including in connection with sales to groups or upon certain types of exchanges.

Other Waivers or Reductions of Surrender Charge

The surrender charge may be reduced in certain instances where a large number of Contracts are issued in connection with a single sale.  For example, the charge may be reduced where a corporate pension plan funded by the Contracts results in the issuance of a number of Contracts to the same owner, or where an employer-sponsored salary-deduction plan results in Contracts being issued to a number of employees of one employer.  Any reduction in the surrender charge will be non-discriminating by class of purchaser and will be based on reduced selling and other expenses.

The surrender charge may be modified for Contracts where the premium is a result of a transfer to or from:

  another Contract owned by the employer or another person for the benefit of the Contract Owner in connection with an employee benefit plan, a certificate (account) under certain of our group retirement annuity contracts, or certain of our life insurance policies or annuity contracts.

In addition, the surrender charge will be eliminated with respect to any amount payable in connection with the surrender of a Contract where such amount is forfeited by an employee under the terms of an employee benefit plan and credited to another Contract issued in connection with the plan.  The reduction or elimination of the surrender charge in the foregoing circumstances recognizes the reduction of selling expense in such circumstances.

Premium Taxes

We will deduct any premium taxes imposed by state or local law when incurred, which could be:

     o        at the Maturity Date,
     o         when a total surrender occurs, or
     o         when premiums are paid (we do not currently deduct premium taxes when premiums are paid).

If the charge for premium taxes is deducted at the Maturity Date, it will be taken from each Investment Option in the proportion that your interest in the Investment Option bears to the Contract's total accumulation value.  If the charge for premium taxes is deducted when premiums are paid, it will be deducted from the premium before the premium has been allocated to the Investment Option(s).  Applicable premium tax rates depend upon such factors as your state of residency and the insurance laws and our status in that state when the premium taxes are incurred.  Current premium tax rates range from 0% to 3.5%.  Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

The Funds pay investment advisory fees and other expenses.

Fund Expenses

There are deductions from and expenses paid out of the assets of the Funds that are fully described in the Fund prospectuses.

BENEFITS UNDER THE CONTRACT

During the Pay-in Period, a death benefit at least equal to premiums paid (less surrenders and related surrender charges) will be paid to the Beneficiary upon the death of the Owner.

Death Benefits

If you are the Annuitant and you die during the Pay-in Period, then a death benefit will be paid to your Beneficiary, but if you are not the Annuitant, and the Annuitant dies during the Pay-in Period, you will be treated as the Annuitant until you name a new Annuitant.  If you are not the Annuitant, and you are a trust or corporation or some other entity that is not a living person, and the Annuitant dies during the Pay-in Period, we will pay the death benefit to your designated Beneficiary.  Disclosure related to prior Contracts' definition of contract owner and their provisions concerning death benefits are as shown in Appendix D.

Subject to state insurance law, the death benefit will be the greater of:

  the sum of all premiums paid less any amounts deducted in connection with partial surrenders, including any surrender charge associated with those partial withdrawals; or
  theaccumulation value on the date we receive Due Proof of Death and the beneficiaries' election or instructions for payment.

This formula guarantees that the death benefit will at least equal the sum of all premiums paid (less any partial surrenders and surrender charges on such partial withdrawals), independent of the investment experience of Carillon Account.

Until we receive Due Proof of Death and instructions, in the proper form, from your Beneficiaries, your Contract will remain allocated to the Subaccounts you chose, so the amount of the Death Benefit will reflect the investment performance of those Subaccounts during this period.  If your Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we first receive Due Proof of Death and instructions, in proper form, from any Beneficiary.  The death benefit proceeds still remaining to be paid to other Beneficiaries will continue to fluctuate with the investment performance of the Subaccounts you chose, until each Beneficiary has provided us instructions in the proper form..

In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable.  We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable.  The account is part of our general account.  It is not a bank account and it is not insured by the FDIC or any other government agency.  As part of our general account, it is subject to the claims of our creditors.  We receive a benefit from all amounts left in the account.

If your spouse is your sole designated Beneficiary, the Contract will remain allocated to the Subaccounts you chose, even after we receive Due Proof of Death, until your spouse makes an election to either (1) continue the Contract as successor owner or (2) act as a beneficiary and choose a payment option.  If you are holding the Contract in a name other than your own (i.e., as trustee of a trust), or if you designate a trust as your Beneficiary, you should consult a tax adviser concerning how this may affect your spouse's beneficiary rights under federal tax laws.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected.  See page 25.

You select the Maturity Date (when you stop paying premiums and start receiving annuity benefit payments) and may change it subsequently by giving us 30 days' written notice.

Annuity Benefit Payments

Maturity Date--You may specify at the time of application the day that annuity benefit payments will commence under the Contract (the "Maturity Date").  You may change your Maturity Date at any time, provided we receive written notice of the change at least 30 days before the previously specified Maturity Date.  The Maturity Date must be:

  at least one month after the Contract Date (thirteen months after in New Jersey and New York);
  the first day of a calendar month; and
  nolater than the Annuitant's 95th (90th in New York) birthday (particular retirement plans and certain states may impose additional limitations).

Type of Income Payments--You may specify any proportion of your Contract's accumulation value (less premium taxes, if any) to be applied to a variable annuity or a fixed annuity.  Variable annuity benefit payments will vary in accordance with the investment experience of the Subaccount(s) you select.

You select a fixed or variable annuity benefit payment option at least 30 days prior to the Maturity Date.

At least 30 days before the Maturity Date, you must select how your Contract's accumulation value will be used to provide the monthly annuity benefit payments.  If no selection is made, we will provide a fixed annuity with the proceeds of your accumulation value at maturity.

If the total accumulation value to be applied to an annuity benefit option, in the aggregate, is less than $5,000 ($2,000 in Massachusetts, New York and Texas), we will have the option of paying the accumulation value in a lump sum.  If the total first monthly payment (combined Fixed and Variable) determined under the annuity benefit option selected, in the aggregate, is less than $50 ($20 in New York), we may change the payment frequency of annuity benefit payments to quarterly, semiannually or annually, or, depending on state law, we may have the option of paying the accumulation value in a lump sum.

Variable Annuity Benefit Payments

If you select a variable annuity, the amount of the first monthly annuity benefit payment will be based on your Contract's Investment Option allocation and will be obtained from the appropriate Option Table in your Contract.  Subsequent monthly income payments will vary based on the investment experience of the Subaccount(s) used to reserve for the annuity.

Amount of Variable Annuity Benefit Payments--The amount of variable annuity benefit payments will depend not only upon the investment experience of the Subaccounts you select, but also upon the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the annuity benefit option chosen.  We guarantee that the annuity benefit payments:

  will not be affected by any variation in the actual mortality experience of the Annuitant(s) from what was assumed in determining the amount of the first monthly payment, and willnot be affected by the actual amount of expenses we incur in administering the Contract.

Because variable annuity benefit payments will vary with the investment results of the Subaccounts, the amounts of those payments cannot be predetermined.

Fixed annuity benefit payments are based on interest credited at a guaranteed rate.

Fixed Annuity Benefit Payments

If you select a fixed annuity, the amount of the annuity benefit payments will be determined by applying the accumulation value you want to apply to a fixed annuity at rates at least as favorable as those in the applicable annuity Option Table, in accordance with the annuity benefit option elected.  This will be done at the Maturity Date.  The annuity Option Tables contained in your Contract state your minimum interest rate.

We guarantee the amount of fixed annuity benefit payments.  The payment depends on the annuity benefit option elected, the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the amount applied to purchase the fixed annuity.

No transfers may be made with respect to fixed annuity benefit payments.

A variety of annuity benefit payment options are available, including ones in which you receive payments for life or for the longer of life or a specified number of years and ones based on a single life or on the joint lives of two people.

Annuity Benefit Payment Options--You may elect a fixed annuity, a variable annuity, or a combination fixed and variable annuity.  All of the annuity benefit options listed below (except the alternate annuity option) are available as either fixed or variable annuities.

Up to 30 days before the Maturity Date, you may change the annuity benefit option.  If an option is chosen which depends on the continuation of the life of the Annuitant or of a contingent Annuitant, proof of age will be required before annuity benefit payments begin.  The annuity benefit options include:

Option 1: Life Annuity--

  Nonrefund.  We will make payments during the lifetime of the Annuitant.  No payments are due after the death of the Annuitant.  It is possible under this option that only one payment will be made if the Annuitant dies before a second payment is due, or that only two payments will be made if the Annuitant dies before the third payment, and so forth.
  5-Years Certain.  We will make payments for at least five years, and after that during the lifetime of the Annuitant.  No payments are due after the death of the Annuitant or, if later, the end of the five-year period certain.
  10-Years Certain.  We will make payments for at least 10 years, and after that during the lifetime of the Annuitant.  No payments are due after the death of the Annuitant or, if later, the end of the 10-year period certain.  (This option will apply unless you select a different option.)
  Installment Refund.  We will make payments for a period certain and after that during the lifetime of the Annuitant.  No payments are due after the death of the Annuitant or, if later, the end of the period certain.  The number of period certain payments is equal to the amount applied under this option divided by the amount of the first annuity payment; provided, however, that the amount of the final period certain payment shall be multiplied by that part of the answer which is not a whole number.

Option 2: Joint and Survivor Life Annuity--

  Joint and Survivor Nonrefund.  We will make payments during the joint lifetime of the Annuitant and contingent Annuitant.  Payments will then continue during the remaining lifetime of the survivor of them.  No payments are due after the death of the last survivor of the Annuitant and contingent Annuitant.  It is possible under this option that only one monthly annuity payment will be made if the Annuitant and contingent Annuitant both die before the second payment is made, or that only two payments will be made if they both die before the third payment, and so forth.
  Joint and Survivor with 10-Year Certain.  We will make payments for 10 years and after that during the joint lifetime of the Annuitant and contingent Annuitant.  Payments will then continue during the remaining lifetime of the survivor of them.  No payments are due after the death of the survivor of the Annuitant and contingent Annuitant or, if later, the end of the 10-year period certain.

Instead of a settlement in accordance with the annuity benefit options described above, you may choose an alternate type of fixed annuity payment.  Such alternate annuity option shall be based on rates at least as favorable as those for fixed-dollar single-premium immediate annuities we are issuing on the Maturity Date.  This alternate annuity option may only be elected within 30 days before the Maturity Date.

If the Annuitant dies on or after the Maturity Date, but before annuity benefit payments have been made for a guaranteed period, if any, we will continue payments to the Beneficiary until the rest of the guaranteed payments have been made.  If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in the annuity Option Table from which the payments were determined) and pay that sum to the estate of the last to die of the Annuitant and the Beneficiary.

THE GUARANTEED ACCOUNT

Interests in the Guaranteed Account are not securities and Union Central is not an investment company.

Premiums allocated to the Guaranteed Account and transfers to the Guaranteed Account become part of our general assets, which support our insurance and annuity obligations.  Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is Union Central registered as an investment company under the Investment Company Act of 1940 ("1940 Act").  Accordingly, neither Union Central nor any interests in our general assets generally are subject to the provisions of the 1933 or 1940 Acts and it is understood that the SEC staff has not reviewed the disclosures in this prospectus which relate to the fixed portion of the Contract.  Disclosures regarding the fixed portion of the Contract and Union Central, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  For complete details regarding the fixed portion, see the Contract itself.

General Description

The Guaranteed Account is the value of the Contract that is part of our general assets, other than those allocated to subaccounts of the Carillon Account.  You may elect to allocate all or part of your premiums to the Guaranteed Account, and you may also transfer values from your Variable Account to the Guaranteed Account.  We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account, whereas you bear the investment risk for amounts allocated or transferred to your Variable Account.  We have sole discretion to invest our general assets, including assets funding the Guaranteed Account, subject to applicable law.

We guarantee that amounts you allocate to the Guaranteed Account will accumulate at a rate of at least the guaranteed rate stated in your Contract.  We may credit more than the guaranteed rate of interest at our discretion.

Guaranteed Account Accumulations

We guarantee that we will credit interest to the Guaranteed Account at a rate at least equal to the guaranteed rate stated in your Contract.  Interest in excess of the guaranteed rate may be used in the calculation of the Guaranteed Account at such increased rates and in such a manner as we may determine.  Any interest credited to the Guaranteed Account in excess of the minimum guaranteed rate stated in your Contract will be determined in our sole discretion.

We guarantee that, during the Pay-in Period, the Guaranteed Account of the Contract will be at least equal to:

  the total of all net premiums allocated to the Guaranteed Account; plus the total of all amounts transferred to the Guaranteed Account from the Variable Account; minus the total of all amounts transferred from the Guaranteed Account to the Variable Account (including the transfer fee); minus the total of any administration fees attributable to the Guaranteed Account; minus the total of all partial surrenders from the Guaranteed Account (including any surrender charge); plus interestaccumulated in the Guaranteed Account (the minimum guaranteed interest rate varies according to state law and is stated in your Contract).
You may surrender all or part of your Guaranteed Account during the Pay-in Period, but we may delay paying your surrender proceeds for up to 6 months.

Surrenders

You may surrender all or part of your Guaranteed Account value at any time during the Pay-in Period prior to the death of the Annuitant.  We intend to pay surrender requests upon receipt but reserve the right to delay payment of all surrenders from the Guaranteed Account for up to six months.  Surrenders from the Guaranteed Account generally are subject to the same provisions that apply to surrenders from the Variable Account, discussed under "Surrenders" on page 19.

Transfers from the Guaranteed Account to the Variable Account may be made during the Pay-in Period.  No more than the greater of 20% of your Guaranteed Account (as of the first day of the Contract Year) or $1,000 may be so transferred in a Contract Year.

Transfers

Amounts may be transferred between the Guaranteed Account and subaccounts of the Variable Account, at any time during the Pay-in Period.  During the Pay-in Period, you may transfer up to the greater of

  20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or
  $1,000

toone or more subaccounts of your Variable Account each Contract Year.  The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

GENERAL MATTERS

You designate a Beneficiary to receive benefits upon your death during the Pay-In Period or the death of the Annuitant during the Pay-Out Period.

Designation of Beneficiary

The Beneficiary is the person (or persons) you designate as such in your application and is the person or persons to whom benefits will be paid during the Pay-In Period upon your death, or the Annuitant's, if you are an Owner in the form of a trust or a corporation, or any other form than a living person.  During the Pay-Out Period, the Beneficiary is the person to whom any remaining benefits will be paid upon the death of the Annuitant.  Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, you may change the Beneficiary by providing us with written notice.  Any change will be effective at the time you signed it.  We will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

In the first 10 days after you receive your Contract, you may return it and receive a refund from which surrender charges are not deducted.

10-Day Right to Examine Contract

If you are not satisfied with the Contract, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law.  You will then receive a full refund of any premium paid, or, in certain states, the Contract's accumulation value.

Contract Owner's Inquiry

You may make inquiries concerning your Contract by calling us at (800) 319-6902, or writing c/o Annuity Administration, P.O. Box 40888, Cincinnati, Ohio 45240.

Contract Owner's Reports

Each calendar year quarter you will be sent a report at your last known address showing the following information, as of the end of the current report period:  accumulation value; cash surrender value; amount of interest credited to the Guaranteed Account; change in value of the Variable Account; premiums paid since the last report; partial cash surrenders; expense charges; and any other information required by law.  You will also be provided, via mail or electronic delivery, an annual and a semi-annual report for each Portfolio underlying a subaccount to which you have allocated accumulation value, including a list of the securities held in each Portfolio.  In addition, when you pay premium payments, or if you transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions.  Confirmations of certain automated transactions will be included in the quarterly statement you receive.  These include transactions such as applications of automatic premium payments, portfolio rebalancing, dollar cost averaging, and interest sweeps.

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

FEDERAL INCOME TAX MATTERS

This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS").  It is not intended as tax advice.  All information is subject to change without notice.  We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions.  You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities.  Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

Tax Deferrals DuringAccumulation Period

An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase.  An individual owner is not taxed on increases in the value of a Policy until a withdrawal occurs, either in the form of a non-periodic payment or as annuity payments under the settlement option selected.

Taxation of Withdrawals

Withdrawals are included in gross income to the extent of any allocable income.  Any amount in excess of the investment in the Policy is allocable to income.  Accordingly, withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal.

If you make a withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply.  However, the penalty does not apply to distributions:

  after the taxpayer reaches age 59 1/2;
  upon the death of the owner
  if the taxpayer is defined as totally disabled;
  as periodic withdrawals that are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary;
  under an immediate annuity; or
  undercertain other limited circumstances.

Taxation of Annuity Payments

Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income.  Generally, the Code provides for the return of your investment in an annuity policy in equal tax-free amounts over the annuity payout period.  Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Policy to the total expected value of annuity payments.  If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Policy by the total number of expected payments.  The balance of each payment is taxable income.  After you recover your investment in the Policy, any payment you receive is fully taxable.  (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.)  The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Taxation of Death Proceeds

A death benefit paid under the Policy is taxable income to the beneficiary.  The rules on taxation of an annuity apply.  Estate taxes may also apply to your estate, even if all or a portion of the benefit is subject to federal income taxes.  To be treated as an annuity, a Policy must provide that: (1) if an annuitant dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Policy is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the annuitant dies before the annuity starting date, the entire interest must be distributed within five years of death.  If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal.  If the beneficiary is the surviving spouse of the owner, it is possible to continue deferring taxes on the accrued and future income of the Policy until payments are made to the surviving spouse.

Tax Treatment of Assignments and Transfers

An assignment or pledge of an annuity Policy is treated as a withdrawal.  Also, the Code (particularly for tax-qualified plans) and ERISA in some circumstances prohibit such transactions, subjecting them to income tax penalties and additional excise tax.  Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Policy.

Tax Treatments by Type of Owner

A Policy held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes unless annuity payments start within a year.  The income on such a Policy is taxable in the year received or accrued by the owner.  However, this rule does not apply if the owner is acting as an agent for an individual or is an estate that acquired the Policy as a result of the death of the decedent.  Nor does it apply if the Policy is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Policy under a terminated qualified plan.  You should consult your tax adviser before purchasing a Policy to be owned by a non‑natural person.

Annuity Used to Fund Qualified Plan

The Policy is designed for use with various qualified plans.  The Policy will not provide additional tax deferral benefits if it is used to fund a qualified plan.  However, Policy features and benefits other than tax deferral may make it an appropriate investment for a qualified plan.  Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances.  Each purchaser should obtain advice from a competent tax advisor prior to purchasing a Policy issued under a qualified plan.

The income on tax sheltered annuity (TSA) and individual retirement annuity (IRA) investments is tax deferred; therefore, any income on variable annuities held by such plans does not receive an additional tax deferral.  You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA.  Tax qualified annuities may be purchased as investments for:
  Tax Sheltered Annuities, Code Section 403(b);
  Individual Retirement Annuities (IRAs), Code Section 408(b);
  Simplified Employee Pension (SEP IRA), Code Section 408(k);
  Savings Incentive Match Plans for Employees (SIMPLE IRA), Code Section 408(p); and
  Roth IRAs, Code Section 408A.

The Company reserves the right to limit the availability of the Policy for use with any of the plans listed above or to modify the Policy to conform to tax requirements.  Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures.  Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Policy.

Tax Impact on Account Value

Certain Policy credits are treated as taxable "earnings" and not "investments" for tax purposes.  Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts).  In addition, taxation order generally considers the last premium withdrawn first ("last-in, first-out").

TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS

Section 36.105 of the Texas Education Code permits participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity contract issued under the ORP only upon:

          o       termination of employment in the Texas public institutions of higher education,
          o        retirement, or
          o        death.

Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer before the Contract can be surrendered.

We pay brokers to sell the Contracts.

DISTRIBUTION OF THE CONTRACTS

Carillon Investments, Inc., formerly the principal underwriter for the Contracts, was merged into Ameritas Investment Corp. ("AIC"), whose principal business address is 5900 "O" Street, Lincoln, Nebraska.  Prior to the merger, Carillon Investments, Inc. and AIC were affiliates of Union Central.  AIC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.  We will pay AIC an amount no more than 6% of premiums received over the duration of the Contract, from which AIC will pay commissions to its own registered representatives or pay a reallowance to other broker-dealers who distribute the Contracts.  When the surrender charges are reduced, the amount paid to AIC will be less than 6% of premiums.  We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.  From time to time, we may pay or permit other promotional incentives, in cash or production credit or other compensation.  Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary.  In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise.  We may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products.  These payments, which may vary, will be made by us or AIC out of our own assets and will not affect the amounts you pay to purchase, hold or surrender your Contract.

Also, AIC receives .25% from FTVIPT Templeton Foreign Securities Fund, Class 2, .25% from Seligman Communications & Information Portfolio (Class 2), and .19% from Seligman Small-Cap Value Portfolio (Class 2), in the form of 12b-1 fees.  Class 12b-1 shares of these funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support and marketing services.

You instruct us how to vote Fund shares.

VOTING RIGHTS

To the extent required by law, we will vote the Portfolio shares held by Carillon Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of Carillon Account.  However, if legal requirements should change, and as a result, we determine that we are allowed to vote the Portfolio shares in our own right, we may elect to do so.

The number of votes which a person has the right to instruct will be calculated separately for each Subaccount.  During the Pay-in Period, the number of votes for which you have a right to give instructions will be determined by dividing your Contract's accumulation value attributable to a subaccount by the net asset value per share of the corresponding Portfolio.  During the Pay-out Period, the Annuitant has the voting interest.  The number of votes during the Pay-out Period will be determined by dividing the reserve for that Contract held in a Subaccount by the net asset value per share of the corresponding Portfolio.  During the Pay-out Period, the votes attributable to a Contract decrease as the reserves underlying the Contract decrease.  In determining the number of votes, fractional shares will be recognized.  Voting instructions will be solicited prior to a Fund's shareholder meeting.  We will vote Fund shares held in Carillon Account as to which we receive no timely instructions in proportion to the voting instructions received.  Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

FINANCIAL STATEMENTS

Financial statements of Carillon Account and Union Central are included in the SAI which may be obtained without charge by writing us at:  P.O. Box 40409, Cincinnati, Ohio 45240-0409 or telephoning us at: 1-800-319-6902.

LEGAL PROCEEDINGS

No litigation is pending that would have a material effect upon the separate account.

APPENDIX A -- Accumulation Unit Values
(for a unit outstanding throughout the period)
Period ended December 31,

	Year	Number of accumulation units outstanding, end of period		Accumulation unit value
AIM VARIABLE INSURANCE FUNDS

CAPITAL APPRECIATION SUBACCOUNT [3,4]	2006 2005 2004 2003 2002 2001 2000 1999	873,733 684,080 784,273 859,121 910,348 1,052,236 1,124,278 610,330		$10.56 $10.06 $9.36 $8.89 $6.95 $9.30 $12.27 $13.95
ALGER AMERICAN FUND

LEVERAGED ALLCAP SUBACCOUNT [6]	2006 2005 2004 2003 2002 2001	191,243 114,409 88,864 76,155 25,325 5,254		$11.43 $9.70 $8.58 $8.03 $6.03 $9.24
MIDCAP GROWTH SUBACCOUNT [6]	2006 2005 2004 2003 2002 2001	310,062 316,558 298,777 193,362 48,713 19,189		$12.96 $11.91 $10.98 $9.83 $6.74 $9.68
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
INCOME & GROWTH SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	183,945 191,578 167,925 117,499 87,469 59,728 37,261		$11.09 $9.59 $9.28 $8.31 $6.51 $8.17 $9.03
VALUE SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	452,558 493,052 465,871 433,220 414,793 341,588 35,931		$20.23 $17.26 $16.64 $14.73 $11.57 $13.40 $12.03
CALVERT VARIABLE SERIES, INC. AMERITAS PORTFOLIOS
AMERITAS CORE STRATEGIES SUBACCOUNT [8]	2006	NA		$NA
CALVERT VARIABLE SERIES, INC. CALVERT PORTFOLIOS
CVS INCOME SUBACCOUNT [8]	2006	NA		$NA
DWS VARIABLE SERIES I
CAPITAL GROWTH VIP SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	827,379 992,652 1,197,372 1,350,544 1,588,747 2,035,301 2,478,523 2,505,505 2,278,985 1,896,320		$28.31 $26.40 $24.54 $23.01 $18.36 $26.25 $32.96 $27.733 $22.803 $17.041
INTERNATIONAL VIP SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	760,606 805,829 930,525 1,025,045 1,226,696 1,467,192 1,741,435 1,683,640 1,695,187 1,669,242		$27.18 $21.85 $19.05 $16.55 $13.12 $16.27 $23.82 $20.18 $17.256 $16.054
DWS VARIABLE SERIES II
MONEY MARKET VIP SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	338,944 367,446 442,132 638,133 931,730 1,140,682 1,050,647 695,976 489,588 433,296		$20.11 $19.46 $19.18 $19.25 $19.35 $19.29 $18.80 $17.28 $16.627 $16.028
FIDELITY -- Variable Insurance Products
CONTRAFUND SUBACCOUNT, Service Class 2 [8]	2006	NA		$NA
EQUITY-INCOME SUBACCOUNT, Service Class 2 [8]	2006	NA		$NA
HIGH INCOME SUBACCOUNT, Service Class 2 [8]	2006	NA		$NA
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
TEMPLETON FOREIGN SECURITIES SUBACCOUNT [1]	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	644,745 647,309 652,270 591,135 564,354 479,534 515,425 516,736 466,880 266,657		$18.32 $15.28 $14.04 $11.99 $9.18 $11.42 $13.76 $14.27 $11.73 $10.89
MFS VARIABLE INSURANCE TRUST
EMERGING GROWTH SUBACCOUNT [1]	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	807,756 979,811 1,170,724 1,326,242 1,485,091 1,863,345 2,203,282 1,778,952 855,018 224,193		$16.14 $15.14 $14.04 $12.59 $9.78 $14.96 $22.77 $28.68 $16.43 $12.41
HIGH INCOME SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	448,139 482,556 507,328 484,014 455,157 536,804 546,223 569,104 442,315 269,398		$16.38 $15.02 $14.88 $13.80 $11.85 $11.69 $11.60 $11.96 $12.14 $10.84
INVESTORS TRUST SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	757,013 899,510 1,056,027 1,266,222 1,618,398 1,977,404 2,253,751 2,643,372 1,960,448 1,002,705		$18.53 $16.60 $15.67 $14.24 $11.81 $15.12 $18.22 $17.531 $14.521 $11.352
NEW DISCOVERY SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	389,167 375,933 397,753 338,917 247,919 170,528 108,257		$9.77 $8.74 $8.41 $7.99 $6.05 $8.96 $9.55
TOTAL RETURN SUBACCOUNT [3]	2006 2005 2004 2003 2002 2001 2000 1999	455,696 512,386 440,734 387,133 376,462 314,618 196,353 141,613		$14.71 $13.31 $13.11 $11.92 $10.38 $11.08 $11.19 $9.76
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
GUARDIAN SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	484,706 486,874 478,003 364,534 278,742 126,870 47,444		$12.10 $10.81 $10.10 $8.83 $6.78 $9.34 $9.60
OPPENHEIMER VARIABLE ACCOUNT FUND
GLOBAL SECURITIES SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	486,949 378,652 287,133 213,656 138,982 73,226 47,115		$14.03 $12.07 $10.69 $9.08 $6.43 $8.36 $9.62
MAIN STREET SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	500,440 474,032 473,852 480,305 380,438 263,546 107,667		$10.38 $9.14 $8.73 $8.07 $6.45 $8.04 $9.06
SELIGMAN PORTFOLIOS, INC.
COMMUNICATIONS & INFORMATION SUBACCOUNT [6]	2006 2005 2004 2003 2002 2001	124,478 106,233 113,376 95,331 48,328 32,659		$11.41 $9.47 $8.91 $8.14 $5.72 $9.09
SMALLER-CAP VALUE SUBACCOUNT [6]	2006 2005 2004 2003 2002 2001	530,968 599,025 558,959 419,945 263,921 87,793		$19.88 $16.64 $17.57 $14.87 $10.07 $12.07
SUMMIT MUTUAL FUNDS, INC.
BALANCED INDEX SUBACCOUNT [2,3]	2006 2005 2004 2003 2002 2001 2000 1999	749,491 851,850 1,001,895 1,066,099 1,167,083 1,274,745 1,363,063 1,590,562		$11.62 $10.60 $10.41 $9.80 $8.43 $9.62 $10.18 $10.44
BOND SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	565,329 673,573 832,890 888,453 925,826 826,083 722,402 840,552 1,011,680 766,722		$38.24 $36.78 $36.45 $35.39 $33.11 $31.71 $30.05 $29.003 $27.584 $25.210
EAFE INTERNATIONAL INDEX SUBACCOUNT [7]	2006 2005 2004 2003	167,705 99,563 70,287 13,452		$21.25 $17.13 $15.41 $13.22
LEHMAN AGGREGATE BOND INDEX SUBACCOUNT [7]	2006 2005 2004 2003	114,728 86,290 74,771 34,419		$10.52 $10.27 $10.24 $10.01
NASDAQ-100 INDEX SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	1,020,888 1,109,044 1,361,584 1,303,124 802,205 756,790 342,818		$4.22 $4.00 $4.00 $3.68 $2.51 $4.06 $6.15
NATURAL RESOURCES SUBACCOUNT [8]	2006	NA		$NA
RUSSELL 2000 SMALL CAP INDEX SUBACCOUNT [5]	2006 2005 2004 2003 2002 2001 2000	810,664 826,905 840,238 733,594 549,744 419,734 122,306		$14.94 $12.86 $12.52 $10.77 $7.46 $9.56 $9.54
S&P MIDCAP 400 INDEX SUBACCOUNT [3]	2006 2005 2004 2003 2002 2001 2000 1999	1,413,719 1,473,397 1,445,047 1,353,386 1,203,214 1,030,616 706,111 264,810		$18.81 $17.36 $15.70 $13.73 $10.32 $12.31 $12.62 $11.02
S&P 500 INDEX SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	Payouts 33 112 195 280 367 458	2,318,405 2,748,192 3,171,141 3,377,086 3,647,640 4,297,888 4,914,336 4,969,188 3,469,857 2,041,455	$21.59 $18.94 $18.35 $16.84 $13.32 $17.41 $20.12 $18.88 $14.88 $11.38
ZENITH SUBACCOUNT	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	Payouts 3,801 4,243 4,715 5,193 5,690 6,147 6,766 7,689 8,295 8,952	633,749 673,420 723,144 758,484 840,714 933,412 962,488 1,334,722 2,575,127 2,907,000	$81.62 $67.11 $63.55 $56.06 $41.87 $55.13 $50.18 $41.40 $49.53 $41.68
Third Avenue Variable Series Trust
Third Avenue Value SUBACCOUNT [8]	2006	NA		$NA
UNIVERSAL INSTITUTIONAL FUNDS, INC.
CORE PLUS FIXED INCOME SUBACCOUNT [7]	2006 2005 2004 2003	172,149 118,923 48,281 20,581		$11.05 $10.78 $10.47 $10.16
U.S. REAL ESTATE SUBACCOUNT [7]	2006 2005 2004 2003	328,620 270,350 163,334 67,096		$27.36 $20.07 $17.36 $12.89

1      Commencement of operations was May 3, 1997, with a beginning accumulation unit value of $10.00.

2      Commencement of operations was May 3, 1999.  Assets of Carillon Capital subaccount were transferred to the Summit Balanced Index Subaccount on October 29, 1999.

3      Commencement of operations was May 3, 1999, with a beginning accumulation unit value of $10.00.

4      Commencement of operations was May 3, 1999.  Assets of American Century Investments Capital Appreciation subaccount were transferred to the AIM Capital Appreciation subaccount on October 29, 1999.

5      Commencement of operations was May 1, 2000, with a beginning accumulation unit value of $10.00.

6      Commencement of operations was May 1, 2001, with a beginning accumulation unit value of $10.00.

7      Commencement of operations was May 1, 2003, with a beginning accumulation unit value of $10.00.

8      Commencement of operations was May 1, 2007, with a beginning accumulation unit value of $10.00.

APPENDIX B -- IRA DISCLOSURE STATEMENT

Disclosure Summary for IRA, SEP IRA, SIMPLE IRA, and Roth IRA plans	Page 37
Disclosure Summary for 403(b) Tax Sheltered Annuity plan	Page 43

Disclosure Summary for
IRA, SEP IRA, SIMPLE IRA, and Roth IRA plans

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement.  This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA).  The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation.  This Disclosure Summary is not intended as, nor does it constitute, legal or tax advice.  For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Policy, please contact us at the address and telephone number shown below.

YOURRIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this disclosure statement.  To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated written notice to cancel your Policy no later than the seventh day after issuance to us at:

The Union Central Life Insurance Company
1876 Waycross Road
Cincinnati, Ohio 45240
Telephone: (513) 595-2728--8:15 a.m.- 4:30 p.m. (Eastern Time Zone)

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid.  After seven days following receipt of this Disclosure Statement, you cannot cancel.

PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity policy is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA.  Additionally, this disclosure provides basic information for when our variable annuity policy is used for a Simplified Employee Pension (SEP)-IRA, or Savings Incentive Match Plan for Employees (SIMPLE)-IRA.  A separate policy must be purchased for each individual under each arrangement/plan.  While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

Regular IRA
Eligibility

You are eligible to establish a Regular IRA if you are younger than age 70½ and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income.  Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70½.  To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA", which is described below.

Annual Contribution Limits

You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit ($3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 in 2008 and after), or 100% of your earned income or compensation, whichever is less.  If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through 2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit.  Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income.  However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA.  The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return.   A contribution made between January 1 and the filing due date for your return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

Deductibility of Contributions

Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income.  For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range.  If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction.  The phaseout limits are scheduled to increase as follows:

	Married Filing Jointly	Single/Head of Household
Year	AGI	AGI
2004	$65,000 ‑ $ 75,000	$45,000 ‑ $55,000
2005	$70,000 ‑ $ 80,000	$50,000 ‑ $60,000
2006	$75,000 ‑ $ 85,000	$50,000 ‑ $60,000
2007+	$80,000 ‑ $ 100,000	$50,000 ‑ $60,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible.  The combined total must not exceed your Annual Contribution Limit.  Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

     You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

      If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.  This is allowed to the extent you under-contribute in the later year.   The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Distributions From Your Regular IRA During Your Life

You may take distributions from your Regular IRA at any time.  However, there is a 10% premature distribution tax on the amount includible in your gross income distributed prior to you attaining age 59½, unless: (1) the distributions made to a beneficiary on or after the owner's death; (2) distribution is made because of your death or permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectant or the life expectancy of you and your designated beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re‑employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first‑time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; or (8) distributions to satisfy a levy issued by the IRS.  Generally, the part of a distribution attributable to non‑deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70½ you must elect to receive Required Minimum Distributions no later than April 1 following the year in which you reach age 70½ whether or not you have retired (Required Distribution Date).  (Note: IRA owners working beyond age 70½ are not permitted to delay distributions until after retirement.)  You may satisfy the Required Minimum Distribution requirements by electing to receive either systematic payments or one lump sum of all the funds.  If you elect systematic payments, there is a minimum amount which you must withdraw by the Required Distribution Date and by each December 31 thereafter.  You should consult with your own tax or financial advisor with regard to the calculation of the amount of your minimum distribution each year to make sure this requirement is met.

Distributions From Your Regular IRA After Your Death

If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Distribution Date, your designated beneficiary must withdraw the funds remaining as follows: 1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the named beneficiary and must begin on or before December 31 of the calendar year following the year of your death.  However, if the named beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70½.  If you did not designate a proper beneficiary, the funds remaining shall be distributed within five years after your death.

If you die after the Required Beginning Date, your designated beneficiary must select to have the remaining amount of your Regular IRA distributed over the longer of 1) the beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death.  If you do not designate a beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA.

Tax Consequences

Amounts paid to you or your beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

Tax-Free Rollovers

Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457plan, or SIMPLE plan into a Regular IRA.  Such an event is called a Tax-Free Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans.  Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Tax-Free Rollover to your IRA:

1.   Participant Rollovers are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution.  Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA.  Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period.  However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation.  Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2.   Direct Rollovers are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA.  Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are not considered to be eligible for Rollover and include:

          o     distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
          o      required minimum distributions made during or after the year you reach age 70½;
          o      any hardship distributions made under the terms of the plan; and
          o      amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Regular IRA Rollovers to Simple IRAs are allowed).  However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth IRA, next page.

SEP IRA

A SEP Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any.  SEP IRAs have specific eligibility and contribution limits (as described in IRS Form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.

SIMPLE IRA

SIMPLE IRAs operate in connection with a SIMPLE Plan maintained by an eligible employer.  Each participating employee has a SIMPLE IRA to receive under the plan.  SIMPLE IRAs have specific eligibility, contribution, and tax-withdrawal penalties (as described in IRS Form 5304-SIMPLE); otherwise, SIMPLE IRAs follow the same rules as Regular IRAs.

ROTH IRA

Eligibility

You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below.  Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth IRA), out of your compensation or earned income for any year.  Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70½.

Limit on Annual Contributions

You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below.  The Annual Contribution Limit is $3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 thereafter.  If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through 2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit.  Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below.  However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA.  The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year.  The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI.  You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $95,000.  Your ability to contribute to your Roth IRA is phased out at $110,000.  You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $150,000.  Your ability to contribute to your Roth IRA is phased out at $160,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return.  A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductibility of Contributions

Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.  This is allowed to the extent you under-contribute in the later year.  The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Tax on Withdrawals From Your Roth IRA

You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free.  Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: 1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59½, due to your death or disability, or for qualified first-time homebuyer expenses.

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply.  A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty.  Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5‑taxable‑year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

Required Payments From Your Roth IRA

Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Policy is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule").  Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death.  Otherwise, the entire benefit must be paid under the five-year payout rule.

If the designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

Rollovers and Conversions

You may roll over any amount from an existing Roth IRA to another Roth IRA.  Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA.  You can roll over distributions from a traditional IRA to a Roth IRA if your AGI is $100,000 or less and you convert such amounts within 60 days after distribution.  Note that contributions to a Roth IRA are not deductible and income limits apply.  There may be additional income tax consequences upon such a conversion.  You will have excess contributions if the amount you convert to a Roth IRA plus your contributions to all of your IRAs exceed your IRA contribution limits for the year.  To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before your tax return due date or recharacterize the contribution, if permitted.  Consult your financial adviser to determine other considerations when converting a traditional IRA to a Roth IRA

Rollovers from a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan to a Roth IRA are not allowed.

Recharacterization

You may correct an IRA contribution or conversion by recharacterizing your contribution or conversion.  For example, you may have converted from a Regular IRA to a Roth IRA and learn later you were not eligible to make the conversion.  You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA.  Once the transfer is made, the election is irrevocable.  Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA.  If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first.  Consult your tax adviser before recharacterizing a contribution.

General Information and Restrictions for All IRAs

Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non‑deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans

Nontransferability

You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

Nonforfeitability

The value of your IRA belongs to you at all times, without risk of forfeiture.

Loans and Prohibited Transactions

If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction.  You may also have to pay the 10% penalty tax.  For example, IRAs do not permit loans.  You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan.  A loan would disqualify your entire IRA and be treated as a distribution.  It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions.  A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

Financial Disclosure

Contributions to your IRA will be invested in a variable annuity policy.  The variable annuity policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity policy IRA cannot be guaranteed or projected.  The income and expenses of your variable annuity policy will affect the value of your IRA.  Dividends from net income earned are reduced by investment advisory fees and also by certain other costs.  For an explanation of these fees and other costs, please refer to your prospectus.

Status of Our IRA Plan

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form.  Approval by the IRS is optional to us as the issuer.  Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.

Disclosure Summary for
TAX SHELTERED ANNUITY PLAN
Under IRC Section 403(b)

The Policy may be purchased by you or your employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b).  This section provides a summary of benefits afforded a tax-qualified retirement plan under IRC 403(b), and the prospectus' SUMMARY OF SEPARATE ACCOUNT EXPENSES and CHARGES AND OTHER DEDUCTIONS sections describe applicable costs.  You should refer to the Policy and Riders for a full description of the benefits and charges of purchasing the Policy for an IRC 403(b) plan.

Contributions

Contributions under the Policy must be remitted by the Employer.  You may, with our agreement, (i) transfer to the Policy any amount held under a contract or account that meets the requirements of IRC Section 403(b) ("Transferred Funds"), or (ii) roll over contributions from a contract or account that meets the requirements of IRC Sections 403(b) or 408(d)(3)(A)(iii).  If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described below and (b) eligible for delayed distribution under the Required Minimum Distribution provision below.  If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions.  Any Transferred Funds from a contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

Contributions to the Policy are limited to your exclusion allowance for the year computed as required by IRC Sections 403(b), 415, and 402(g).  Unless this Policy is purchased under an ERISA Plan and "employer contributions" may be made, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer.  Your salary reduction contributions are "elective deferrals" and cannot exceed the elective deferral limitations under IRC Section 415 which apply to this Policy and all other 403(b), 401(k), or SIMPLE plans, contracts or arrangements with your Employer.  If contributions to the Policy inadvertently cause the excess deferral limit to be violated, such deferrals must be distributed by April 15 of the following calendar year, subject to any Policy withdrawal charge that may be applicable.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $3000 for 2004, $4000 for 2005, $5000 for 2006 and $5000 plus potential COLA increases in $500 increments for 2007 and beyond.

Notwithstanding any provision of the Policy to the contrary, contributions will be permitted with respect to qualified military service in accordance with the requirements of IRC Section 414(u), if applicable, and limited to limits imposed by IRC Section 403(b).

We reserve the right to reject or refund any contributions when we believe doing so is necessary for the Policy to comply with IRC Section 403(b) or the Plan.

Loans

For 403(b) TSA Policies issued after 1/1/02, we may charge a reasonable fee (currently $25; guaranteed maximum is $40) for each loan as loan origination expenses; however, this fee will be waived if loan repayment is established on an automatic basis.

Other loan provisions are described in this Prospectus' DISTRIBUTION section Loans provision.

Distributions

When Annuity Income Payments Begin

Your selection of an Annuity Date for annuity income payments to begin is subject to the maximum maturity age, if any, stated in the Policy Data pages.  If you choose an Annuity Date later than age 70½, you must withdraw at least the required minimum distribution required by tax regulations that apply, unless you elect to satisfy these requirements through other 403(b) arrangements you may have.

Permitted Distributions

Distributions of Policy value will only be permitted:

     -     upon the Owner's separation of service;
     -     after the Owner's age 59½;
     -     due to disability within the meaning of IRC Section 72(m)(7);
     -     in the case of salary reduction contributions only, due to financial hardship.

Distributions may be further restricted if we are notified of more restrictive Plan limits.   Withdrawal charges may apply to distributions.

Despite the distribution restrictions stated above, we will permit distributions of salary deferrals in excess of IRC limits contributed to the Policy, and any allocable gain or loss, including that for the "gap period" between the end of the taxable year and distribution date, provided you notify us in writing by March 1 of the year following the taxable year of the excess deferral and certify the amount of the excess deferral.

Distributions attributable to contributions transferred from a custodial account qualified under IRC Section 403(b)(7) or from an annuity under IRC Section 403(b)(1) shall be subject to the same or, where there has been more than one transfer, more stringent distribution requirements as they were subject to prior to the transfer, unless otherwise permitted by law or regulation.

If your employer has established an ERISA plan under IRC Section 403(b), we will restrict any distributions under the Policy pursuant to IRC Sections 401(a)(11) and 417.

Trustee-to-trustee transfers to another 403(b) qualified plan are not considered a distribution and are not restricted.

If the Owner's employer has established an ERISA plan under IRC Section 403(b), any distributions under this policy will be restricted, as provided in IRC Sections 401(a)(11) and 417.

Direct Rollover Option

A distributee under the Policy, or the distributee's surviving spouse, or the spouse of the distributee's former spouse who is an alternate payee under a qualified domestic relations order (as defined in IRC Section 414(p)) (collectively, the "distributee" for purposes of this paragraph), may elect to have any portion of an eligible distribution paid directly to an eligible retirement plan specified by the distributee as a direct rollover.  (For purposes of a direct rollover, an eligible retirement plan includes 403(b) annuity policies, a qualified retirement plans under 401(a), 401(k) plans, IRAs and 457 governmental plans.)  The direct rollover option is not available to the extent that a minimum distribution is required under IRC Section 401(a)(9).  The direct rollover option also does not apply to Policy distributions permitted and made on account of a hardship.  We reserve the right to determine the amount of the required minimum distribution.

If Policy annuity payments have already begun, a direct rollover option does not apply to those payments being paid:  (a) in substantially equal periodic payments for a period of ten years or more; or, (b) as part of a life annuity.

Required Minimum Distributions

Distributions under the Policy made on or after January 1, 2003 will be subject to Required Minimum Distribution requirements of IRC §401(a)(9) pursuant to final and temporary regulations issued by the IRS in 2002.

Required Minimum Distribution payments for this Policy must be computed for the calendar year you turn age 70½ and for each year thereafter.  The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70½, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Policy may be made from this Policy or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules.  These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Policy's annuity income options fulfill the IRC requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

If you die before Required Minimum Distribution payments begin, payment of your Policy value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

(a)     If payments are to be made to a beneficiary, then the Policy value may be paid over the life or life expectancy of the named beneficiary.  Such payments must begin on or before December 31 of the calendar year which follows the year of your death.
(b)     If the named beneficiary is your spouse, the date that payments must begin under (a) above will not be before
                (i)     December 31 of the calendar year which follows the year of your death or, if later,
                (ii)    December 31 of the calendar year in which you would have reached age 70½.

Conversion of a 403(b) Policy to a Non-403(b) Qualified Policy

The IRC only permits you to maintain a 403(b) Policy while you are covered under a 403(b) Plan.  Upon no longer being covered under a 403(b) plan, you may "roll over" some or all of your 403(b) Policy assets into another tax-qualified annuity policy, including an Individual Retirement Annuity policy.  Should you need to exercise such a roll over, you may elect to convert your existing 403(b) Policy with us into an IRA Policy.  Because certain distributions are permitted under IRC Section 403(b) that are not permitted for IRAs, any conversion may result in a loss of certain benefits (such as 403(b) permitted hardship withdrawals).  Upon such a conversion, your 403(b) Tax Sheltered Annuity Endorsement (and related charges) will be replaced with an Individual Retirement Annuity Endorsement (and any related charges) to assure continued compliance of your Policy with applicable tax law.  You will receive full disclosure about the effect of any such conversion prior to making your election.

APPENDIX C -- DISCLAIMERS

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company.  Russell is a trademark of the Frank Russell Company.  Summit Fund and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company.  Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.  Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index.  Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based.  Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the index or data included in the index.  Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the index or any data included therein, or any security (or combination thereof) comprising the index.  Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the index or any data or any security (or combination thereof) included therein.

"Standard & Poor's®", "S&P®, "S&P 500®", "Standard & Poor's 500®", "500," "S&P MidCap 400 Index,"and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Fund.  The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's.  See further discussion in the Summit Fund prospectus.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc.(including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations' only relationship to The Union Central Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

This fund is not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI.  Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to track general stock market performance.  MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund.  MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index.  MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash.  Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

Although MSCI shall obtain information for inclusion in or for use in the calculation of the indexes from sources which MSCI considers reliable, neither MSCI nor any other party guarantees the accuracy and/or the completeness of the indexes or any data included therein.  Neither MSCI nor any other party makes any warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counterparties, owners of the funds, or any other person or entity from the use of the indexes or any data included therein in connection with the rights licensed hereunder or for any other use.  Neither MSCI nor any other party makes any express or implied warranties, and MSCI hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indexes or any data included therein.  Without limiting any of the foregoing, in no event shall MSCI or any other party have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

APPENDIX D

The Contract in use through 2001, and still in use in Vermont, is Union Central Form 2617.  This contract form contains different provisions concerning contract ownership and death benefit payments.  Below is the prospectus disclosure language that accompanied use of Form 2617.

The following definition of contract owner substitutes for the definition on page 3:

"Contract Owner("You")--During the Annuitant's lifetime and prior to the Maturity Date, the person designated as the owner in the Contract or as subsequently changed.  During the Pay-out Period, the Annuitant is the Contract Owner.  After the Annuitant's death, the beneficiary is the Contract Owner.  If a Contract has been absolutely assigned, the assignee is the Contract Owner.  A collateral assignee is not a Contract Owner."

The following provision substitutes for the language under "Annuity Benefit Payments" on pages5:

"Annuity Benefit Payments

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Annuitant was the Contract Owner or the Contract Owner is still living, then we will pay the beneficiary a death benefit equal to the greater of:

          o     the Contract's accumulation value, or
          o      the sum of all premiums paid less any amounts deducted in connection with partial surrenders."

The following provision substitutes for the language under "Death Benefits" on pages 23-24:

"Death Benefits

If the Annuitant is the Contract Owner and dies during the Pay-in Period, or if the Annuitant dies during the Pay-in Period while the Contract Owner is living, then a death benefit will be paid to the Beneficiary.  Subject to state insurance law, the death benefit will be the greater of:

          o      the sum of all premiums paid less any amounts deducted in connection with partial surrenders, including any surrender charge associated with those partial withdrawals; or
          o       the Contract's accumulation value on the date we receive Due Proof of Death.

This formula guarantees that the death benefit will at least equal the sum of all premiums paid (less any partial surrenders and surrender charges on such partial withdrawals), independent of the investment experience of Carillon Account.

If a Contract Owner who is not the Annuitant dies during the Pay-in Period and while the Annuitant is living, we normally will pay the Contract's accumulation value (measured as of the date we receive Due Proof of Death and instructions from your Beneficiary(ies) in proper form) to the Contract Owner's estate or to a successor Contract Owner.  However, if the Contract Owner's spouse is the designated beneficiary under the Contract, that spouse may become the Contract Owner and no distribution will be required as a result of the death of the original Contract Owner.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected.  "


CARILLON ACCOUNT
of
THE UNION CENTRAL LIFE INSURANCE COMPANY
("Union Central")

1876 Waycross Road • Cincinnati, Ohio 45240 • 513-595-2600

STATEMENT OF ADDITIONAL INFORMATION FOR:

VA I
Flexible Premium Deferred Variable Annuity

May 1, 2007

This Statement of Additional Information is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus.  Accordingly, this Statement should be read in conjunction with the current Prospectus, dated May 1, 2007, which may be obtained by calling The Union Central Life Insurance Company ("Union Central") at 513-595-2600, or writing to1876 Waycross Road, Cincinnati, Ohio 45240.

TABLE OF CONTENTS

DISTRIBUTION OF CONTRACTS	2
DETERMINATION OF ANNUITY PAYMENTS	2
MISCELLANEOUS CONTRACT PROVISIONS	3
Morningstar® Asset Allocator Asset Allocation Program offered through Ameritas Investment Corp. ("AIC")	4
CUSTODY OF CARILLON ACCOUNT'S ASSETS	6
INDEPENDENT REGISTERED AUDITORS AND PUBLIC ACCOUNTING FIRMS	6
FINANCIAL STATEMENTS OF CARILLON ACCOUNT AND OF UNION CENTRAL (following Page 6)

DISTRIBUTION OF CONTRACTS

Contracts are offered on a continuous basis through life insurance agents of Union Central who are also registered representatives of Ameritas Investment Corp. ("AIC") (formerly the distributor was Carillon Investments, Inc.), or another broker-dealer member of the National Association of Securities Dealers, Inc.

As principal underwriter of the Carillon Account beginning July 1, 2006, the following distribution fees were paid to Ameritas Investment Corp., by Union Central in 2006:

Year	Amount
2006	$1,416,033.95

As principal underwriter of the Carillon Account through June 30, 2006, the following distribution fees were paid to Carillon Investments, Inc., by Union Central.

Year	Amount
2006	$1,641,311.73
2005	$453,605.79
2004	$482,527.81

DETERMINATION OF ANNUITY PAYMENTS

The amount of the first Variable Annuity payment is calculated by applying the Accumulation Value (less any premium tax charge deducted at this time), measured as of a date not more than 10 business days prior to the Maturity Date, to the Annuity Tables in the Contract.  This is done separately for each amount to be used to provide an annuity reserved for in a different Subaccount.

The first Variable Annuity payment is divided by the appropriate Annuity Unit value (as of the same date that the amount of the first payment was determined) to determine the number of Annuity Units upon which later annuity payments will be based.  This number of Annuity Units will not change.  Variable Annuity payments after the first will be equal to the number of Annuity Units determined in this manner times the Annuity Unit value for each respective Subaccount calculated on a uniform basis not more than 10 business days before each annuity payment is due.

Annuity Unit Value - The value of an Annuity Unit in each Subaccount was initially set at $10.  Annuity Units of each Subaccount are valued separately and will vary with the investment experience of the particular Subaccount.

The value of the Annuity Unit for each Subaccount at the end of any valuation period is calculated by: (a) multiplying the prior Annuity Unit value by the Subaccount's Net Investment Factor for the period; and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the dollar amount of the first Variable Annuity payment.  In this manner, the Annuity Unit values will most likely change (except when the investment performance exactly equals the assumed interest rate) for each annuity payment (although the number of Annuity Units will remain fixed) and therefore the amount of the Variable Annuity payments will most likely vary.

For administrative purposes, we may assign a Contract owner who elects a fixed annuity option for his or her Contract to our immediate fixed annuity contract.  If we do so, the owner will receive a guaranteed interest rate no lower than the rate provided by his or her Contract.

MISCELLANEOUS CONTRACT PROVISIONS

Delay of Payments

Union Central will pay all amounts due under the Contract within seven days, unless:

(1)   The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

(2)  An emergency exists as defined by the Securities and Exchange Commission;

(3)  Federal regulators require us to block a Contract under federal regulations related to anti-money laundering, anti-terrorism or homeland security efforts; or

(4)  The Securities and Exchange Commission permits delay for the protection of the security holders.

Participating

The Contract is issued on a participating basis, and as such is eligible to share in Union Central's profits and surplus to the extent determined by Union Central's Board of Directors in its sole discretion.  Union Central anticipates that such participation, if at all, will be small in amount and will occur only in later years of the Contract.

Misstatement and Proof of Age, Sex or Survival

Proof of age, sex, or survival of the Annuitant and any contingent Annuitant may be required prior to making annuity payments under any Annuity Option which depends on the continuation of life.  If any age or sex has been misstated, Union Central will pay the amounts which would have been provided at the correct age and sex.  After the annuity payments begin, Union Central will make up any underpayments in a lump sum with the next annuity payment.  Any overpayments will be deducted from future annuity payments until the overpayment is made up.

Settlements

Union Central may require the return of the Contract prior to any settlement.  Due proof of the Annuitant's death must be received prior to settlement of a death claim.

Assignments

The Contract Owner may assign the Contract prior to the Maturity Date and during the Annuitant's lifetime, subject to the rights of any irrevocable Beneficiary, although the ability to assign certain Qualified Contracts may be restricted.  An assignment will not be binding until received in writing by Union Central, and Union Central will not be responsible for the validity of an assignment.  An assignment or pledge of the Contract may result in income tax liability to the owner.

No Beneficiary may assign benefits under the Contract until they are due, and to the extent permitted by law, payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

Modification

Union Central may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or as required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

MORNINGSTAR®ASSET ALLOCATOR ASSET ALLOCATION PROGRAM
offered through
AMERITAS INVESTMENT CORP. ("AIC")

The Service

Ameritas Investment Corp. ("AIC"), an affiliate of ours, has developed several asset allocation models, each based on different profiles of an investor's willingness to accept investment risk, and marketed exclusively through our Policies as the "Morningstar Asset Allocator" program.  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the recommendations of Morningstar Associates, LLC.  AIC may change the firm it uses, or, may use no independent firm at all.

If you choose to subscribe to the Morningstar Asset Allocator program, AIC will serve as your investment adviser for the service solely for purposes of development of the program models and periodic updates of the models.

If you choose to subscribe to the Morningstar Asset Allocator program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Morningstar Asset Allocator Models

Development of the Morningstar Asset Allocator models is a two-step process.  First, an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposure.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Morningstar Asset Allocation program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Morningstar Asset Allocator program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Morningstar Asset Allocator model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

AIC, an affiliate of ours, may be subject to competing interests that have the potential to influence its decision making with regard to the models.  In addition to its limited role as investment advisor under the Morningstar Asset Allocator program, AIC is also compensated by us as principal underwriter for the Policies.  We and AIC may also receive fees for administrative services from other portfolios that are available as investment options.  AIC may have an incentive to use certain portfolios in the models that provide higher fees for administrative services or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  In advising those portfolios, AIC may, from time to time, recommend to the portfolio's board of trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model.  All our model investment options and their underlying portfolios are analyzed by Morningstar Associates, LLC, an independent analytical firm.  Neither AIC nor we dictate to Morningstar the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  AIC and we believe reliance on recommendations of Morningstar to develop and update the models reduces or eliminates the potential for AIC and us to be influenced by these competing interests, but there can be no assurance of this.

AIC and we are under no obligation to continue the Morningstar Asset Allocator program, or any asset allocation program, and have the right to terminate or change such services at any time.

CUSTODY OF CARILLON ACCOUNT'S ASSETS

Title to the assets of Carillon Account is held by Union Central.  Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

INDEPENDENT AUDITORS AND REGISTERED PUBLIC ACCOUNTING FIRMS

The statutory financial statements of The Union Central Life Insurance Company as of December 31, 2006 and for the year then ended, and the financial statements of the Subaccounts of Carillon Account as of December 31, 2006, and for each of the periods in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 716, Lincoln, Nebraska 68508, independent auditors and independent registered public accounting firm, respectively, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Carillon Account at December 31, 2005 and for the periods then ended, and the statutory-basis financial statements of The Union Central Life Insurance Company at December 31, 2005 and for the year then ended, appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

CARILLON ACCOUNT

As of December 31, 2006 and for each of the Periods in the Two Years then ended and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Carillon
Account and the Board of Directors of
The Union Central Life Insurance Company
Cincinnati, Ohio

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in Note 2 which comprise Carillon Account (the Account) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended.  These financial statements are the responsibility of the Account's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the transfer agent.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting the Carillon Account as of December 31, 2006, and the results of their operations and the changes in their net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Lincoln, Nebraska
March 28, 2007

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Carillon
Account and the Board of Directors of
The Union Central Life Insurance Company

We have audited the accompanying statement of changes in net assets of Carillon Account (the  Account), a separate account of The Union Central Life Insurance Company comprised of the subaccounts described in Note 1, for the year ended December 31, 2005, or for those subaccounts operating for portions of such year as disclosed in the financial statements. These financial statements are the responsibility of the Account's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2005 by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the changes in net assets of each of the respective subaccounts constituting the Carillon Account for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Cincinnati, Ohio
March 31, 2006

CARILLON ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	Summit Mutual Funds, Inc. (affiliated issuer)

	Zenith Subaccount	Balanced Index Subaccount	Bond Subaccount	S&P 500 Index Subaccount	S&P MidCap 400 Index Subaccount
ASSETS
Investments in shares of Summit Mutual Funds, Inc., at fair value (cost $39,148,759; $8,474,576; $24,033,469; $50,805,154; $23,790,949)	$ 54,826,311	$ 9,342,322	$ 23,717,513	$ 54,579,641	$ 31,145,485
Total Invested Assets	54,826,311	9,342,322	23,717,513	54,579,641	31,145,485

OTHER ASSETS & (LIABILITIES)	5	----	----	(3)	2

NET ASSETS (Contract Owners' Equity)	$ 54,826,316	$ 9,342,322	$ 23,717,513	$ 54,579,638	$ 31,145,487
	===========	===========	===========	===========	===========
	Summit Mutual Funds, Inc. (affiliated issuer)
	Russell 2000 Small Cap Index Subaccount	Nasdaq-100 Index Subaccount	Lehman Aggregate Bond Index Subaccount	EAFE International Index Subaccount
ASSETS
Investments in shares of Summit Mutual Funds, Inc., at fair value (cost $11,313,495; $4,346,386; $2,124,498; $4,038,878)	$ 14,694,164	$ 5,017,380	$ 2,111,674	$ 4,831,782
Total Invested Assets	14,694,164	5,017,380	2,111,674	4,831,782

OTHER ASSETS & (LIABILITIES)	(48)	(1)	1	17

NET ASSETS (Contract Owners' Equity)	$ 14,694,116	$ 5,017,379	$ 2,111,675	$ 4,831,799
	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	DWS Variable Series II (unaffiliated issuer)	DWS Variable Series I (unaffiliated issuer)		AIM Variable Insurance Funds, Inc. (unaffiliated issuer)
	Money Market Subaccount	Capital Growth Subaccount	International Subaccount	Capital Appreciation Subaccount	Growth Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $9,382,925; $27,879,724; $16,932,446; $10,077,351; $0)	$ 9,382,925	$ 23,704,396	$ 21,288,477	$ 10,255,432	$ ----
Total Invested Assets	9,382,925	23,704,396	21,288,477	10,255,432	----

OTHER ASSETS & (LIABILITIES)	20,716	(1)	----	(1)	----

NET ASSETS (Contract Owners' Equity)	$ 9,403,641	$ 23,704,395	$ 21,288,477	$ 10,255,431	$ ----
	===========	===========	===========	===========	===========

	AIM Variable Insurance Funds, Inc. (unaffiliated issuer)		MFS Variable Insurance Trust (unaffiliated issuer)
	Basic Balanced Subaccount	Basic Value Subaccount	Investors Trust Subaccount	High Income Subaccount	Emerging Growth Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $106,019; $147,640; $12,830,051; $8,253,319; $18,355,595)	$ 113,365	$ 153,766	$ 14,294,739	$ 8,491,169	$ 13,385,508
Total Invested Assets	113,365	153,766	14,294,739	8,491,169	13,385,508

OTHER ASSETS & (LIABILITIES)	5	(1)	1	(1)	----

NET ASSETS (Contract Owners' Equity)	$ 113,370	$ 153,765	$ 14,294,740	$ 8,491,168	$ 13,385,508
	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	MFS Variable Insurance Trust (unaffiliated issuer)		American Century Variable Portfolios, Inc. (unaffiliated issuer)
	Total Return Subaccount	New Discovery Subaccount	Income & Growth Subaccount	Value Subaccount	International Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $7,141,900; $3,792,940; $2,281,233; $9,382,342; $373,154)	$ 7,956,071	$ 4,775,696	$ 2,816,882	$ 10,866,225	$ 431,997
Total Invested Assets	7,956,071	4,775,696	2,816,882	10,866,225	431,997

OTHER ASSETS & (LIABILITIES)	----	2	----	(8)	----

NET ASSETS (Contract Owners' Equity)	$ 7,956,071	$ 4,775,698	$ 2,816,882	$ 10,866,217	$ 431,997
	===========	===========	===========	===========	===========

	Oppenheimer Variable Account Funds (unaffiliated issuer)			Franklin Templeton Variable Insurance Products Trust (unaffiliated issuer)
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount	Foreign Securities Subaccount	Growth Securities Subaccount

ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $4,413,941; $6,321,602; $74,986; $9,266,750; $244,754)	$ 5,900,158	$ 8,213,105	$ 83,142	$ 13,690,928	$ 282,409
Total Invested Assets	5,900,158	8,213,105	83,142	13,690,928	282,409

OTHER ASSETS & (LIABILITIES)	----	35	2	----	----

NET ASSETS (Contract Owners' Equity)	$ 5,900,158	$ 8,213,140	$ 83,144	$ 13,690,928	$ 282,409
	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	Neuberger Berman Advisers Management Trust (unaffiliated issuer)	Alger American Fund (unaffiliated issuer)		Seligman Portfolios, Inc. (unaffiliated issuer)
	Guardian Subaccount	Leveraged AllCap Subaccount	MidCapGrowth Subaccount	Comm. & Information Subaccount	Smaller-Cap Value Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $4,680,281; $2,282,335; $4,473,601; $1,311,186; $11,251,215)	$ 6,554,728	$ 2,758,728	$ 4,658,497	$ 1,734,465	$ 12,368,950
Total Invested Assets	6,554,728	2,758,728	4,658,497	1,734,465	12,368,950

OTHER ASSETS & (LIABILITIES)	(1)	1	1	----	(1)

NET ASSETS (Contract Owners' Equity)	$ 6,554,727	$ 2,758,729	$ 4,658,498	$ 1,734,465	$ 12,368,949
	===========	===========	===========	===========	===========

Universal Institutional Funds, Inc. (unaffiliated issuer)
	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $3,104,119; $8,510,538)	$ 3,095,854	$ 11,400,860
Total Invested Assets	3,095,854	11,400,860

OTHER ASSETS & (LIABILITIES)	----	(1)

NET ASSETS (Contract Owners' Equity)	$ 3,095,854	$ 11,400,859
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Summit Mutual Funds, Inc. (affiliated issuer)
	Zenith Subaccount	Balanced Index Subaccount	Bond Subaccount	S&P 500 Index Subaccount	S&P MidCap 400 Index Subaccount	Russell 2000 Small Cap Index Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 721,207	$ 223,221	$ 1,245,164	$ 816,613	$ 258,773	$ 80,993

EXPENSES
Mortality and expense risk charge	499,313	94,136	246,890	549,814	314,848	142,633
Administration fee	123,358	23,199	60,403	134,226	75,403	33,715
	622,671	117,335	307,293	684,040	390,251	176,348

NET INVESTMENT INCOME (LOSS)	98,536	105,886	937,871	132,573	(131,478)	(95,355)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	1,542,765	(79,995)	(185,206)	(2,002,723)	1,097,011	1,069,384
Realized gain distribution	4,409,444	----	----	----	1,129,387	399,658
Net realized gain (loss)	5,952,209	(79,995)	(185,206)	(2,002,723)	2,226,398	1,469,042

Net unrealized appreciation (depreciation) of investments	3,814,137	832,870	167,754	8,888,137	300,839	650,343

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	9,766,346	752,875	(17,452)	6,885,414	2,527,237	2,119,385

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 9,864,882	$ 858,761	$ 920,419	$ 7,017,987	$ 2,395,759	$ 2,024,030
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Summit Mutual Funds, Inc. (affiliated issuer)			DWS Variable Series II (unaffiliated issuer)	DWS Variable Series I (affiliated issuer)
	Nasdaq-100 Index Subaccount	Lehman Aggregate Bond Index Subaccount	EAFE International Index Subaccount	Money Market Subaccount	Capital Growth Subaccount	International Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 6,470	$ 71,578	$ 48,152	$ 387,084	$ 145,099	$ 370,411

EXPENSES
Mortality and expense risk charge	50,304	20,286	35,070	97,121	246,769	196,380
Administration fee	12,182	4,435	7,958	22,374	61,484	48,842
	62,486	24,721	43,028	119,495	308,253	245,222

NET INVESTMENT INCOME (LOSS)	(56,016)	46,857	5,124	267,589	(163,154)	125,189

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	268,690	(12,304)	174,067	----	(2,356,740)	(78,814)
Realized gain distribution	----	----	58,384	----	----	----
Net realized gain (loss)	268,690	(12,304)	232,451	----	(2,356,740)	(78,814)

Net unrealized appreciation (depreciation) of investments	72,129	9,898	477,784	----	4,165,888	4,249,881

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	340,819	(2,406)	710,235	----	1,809,148	4,171,067

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 284,803	$ 44,451	$ 715,359	$ 267,589	$ 1,645,994	$ 4,296,256
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	AIM Variable Insurance Funds, Inc. (unaffiliated issuer)				MFS Variable Insurance Trust (unaffiliated issuer)
	Capital Appreciation Subaccount	Growth Subaccount	Basic Balanced Subaccount	Basic Value Subaccount	Investors Trust Subaccount	High Income Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 5,820	$ ----	$ 2,160	$ 6,268	$ 72,979	$ 609,945

EXPENSES
Mortality and expense risk charge	94,993	9,885	1,120	1,005	144,085	82,281
Administration fee	23,075	2,425	186	168	35,890	19,730
	118,068	12,310	1,306	1,173	179,975	102,011

NET INVESTMENT INCOME (LOSS)	(112,248)	(12,310)	854	5,095	(106,996)	507,934

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	(779,469)	679,726	331	1,167	(97,049)	162,045
Realized gain distribution	----	----	----	----	----	----
Net realized gain (loss)	(779,469)	679,726	331	1,167	(97,049)	162,045

Net unrealized appreciation (depreciation) of investments	1,199,354	(477,410)	6,126	5,151	1,776,585	13,719

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	419,885	202,316	6,457	6,318	1,679,536	175,764

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 307,637	$ 190,006	$ 7,311	$ 11,413	$ 1,572,540	$ 683,698
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

	MFS Variable Insurance Trust (unaffiliated issuer)			American Century Variable Portfolios, Inc. (unaffiliated issuer)
	Emerging Growth Subaccount	Total Return Subaccount	New Discovery Subaccount	Income & Growth Subaccount	Value Subaccount	International Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ ----	$ 181,865	$ ----	$ 44,454	$ 132,344	$ 3,379

EXPENSES
Mortality and expense risk charge	141,845	80,579	47,031	26,834	101,415	4,134
Administration fee	35,288	19,296	11,057	6,223	24,264	689
	177,133	99,875	58,088	33,057	125,679	4,823

NET INVESTMENT INCOME (LOSS)	(177,133)	81,990	(58,088)	11,397	6,665	(1,444)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	(2,968,399)	215,197	151,938	132,154	214,835	20,672
Realized gain distribution	----	243,738	78,002	----	834,847	----
Net realized gain (loss)	(2,968,399)	458,935	229,940	132,154	1,049,682	20,672

Net unrealized appreciation (depreciation) of investments	3,982,117	243,821	321,900	231,645	519,769	43,222

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	1,013,718	702,756	551,840	363,799	1,569,451	63,894

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 836,585	$ 784,746	$ 493,752	$ 375,196	$ 1,576,116	$ 62,450
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Oppenheimer Variable Account Funds (unaffiliated issuer)			Franklin Templeton Variable Insurance Products Trust (unaffiliated issuer)		Neuberger Berman Advisers Management Trust (unaffiliated issuer)
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount	Foreign Securities Subaccount	Growth Securities Subaccount	Guardian Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 58,642	$ 374,434	$ 91	$ 150,563	$ 10,898	$ 41,940

EXPENSES
Mortality and expense risk charge	54,499	68,582	802	124,677	3,059	62,380
Administration fee	13,134	16,347	133	29,965	510	15,274
	67,633	84,929	935	154,642	3,569	77,654

NET INVESTMENT INCOME (LOSS)	(8,991)	289,505	(844)	(4,079)	7,329	(35,714)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	128,938	166,494	238	233,221	609	155,918
Realized gain distribution	----	----	----	----	----	----
Net realized gain (loss)	128,938	166,494	238	233,221	609	155,918

Net unrealized appreciation (depreciation) of investments	555,444	553,007	6,481	2,005,941	29,838	580,799

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	684,382	719,501	6,719	2,239,162	30,447	736,717

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 675,391	$ 1,009,006	$ 5,875	$ 2,235,083	$ 37,776	$ 701,003
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Alger American Fund (unaffiliated issuer)		Seligman Portfolios, Inc. (unaffiliated issuer)		Universal Institutional Funds, Inc. (unaffiliated issuer)
	Leveraged AllCap Subaccount	MidCapGrowth Subaccount	Comm. & Information Subaccount	Smaller-Cap Value Subaccount	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ ----	$ 652,799	$ ----	$ ----	$ 119,857	$ 714,827

EXPENSES
Mortality and expense risk charge	21,840	46,581	15,227	120,704	29,152	97,297
Administration fee	5,196	11,086	3,625	28,975	6,338	22,524
	27,036	57,667	18,852	149,679	35,490	119,821

NET INVESTMENT INCOME (LOSS)	(27,036)	595,132	(18,852)	(149,679)	84,367	595,006

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	110,642	84,095	70,846	948,438	(8,561)	418,671
Realized gain distribution	----	----	----	1,034,504	----	----
Net realized gain (loss)	110,642	84,095	70,846	1,982,942	(8,561)	418,671

Net unrealized appreciation (depreciation) of investments	262,970	(343,871)	211,555	261,058	(10,441)	1,823,005

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	373,612	(259,776)	282,401	2,244,000	(19,002)	2,241,676

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 346,576	$ 335,356	$ 263,549	$ 2,094,321	$ 65,365	$ 2,836,682
	===========	===========	===========	===========	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Zenith Subaccount
	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 98,536	$ 154,076
Net realized gain (loss) on investments	5,952,209	1,715,620
Net unrealized appreciation (depreciation) of investments	3,814,137	702,719

Net increase (decrease) in net assets resulting from operations	9,864,882	2,572,415

EQUITY TRANSACTIONS
Contract purchase payments	2,683,175	2,529,630
Transfers between subaccounts (including fixed account), net	533,986	766,339
Surrenders	(5,445,991)	(6,208,985)

Net proceeds (withdrawals) from equity transactions	(2,228,830)	(2,913,016)

NET INCREASE (DECREASE) IN NET ASSETS	7,636,052	(340,601)

NET ASSETS (Beginning of year)	47,190,264	47,530,865

NET ASSETS (End of year)	$ 54,826,316	$ 47,190,264
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Balanced Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 105,886	$ 137,212
Net realized gain (loss) on investments	(79,995)	(191,106)
Net unrealized appreciation (depreciation) of investments	832,870	221,430

Net increase (decrease) in net assets resulting from operations	858,761	167,536

EQUITY TRANSACTIONS
Contract purchase payments	434,227	497,440
Transfers between subaccounts (including fixed account), net	(380,550)	(347,602)
Surrenders	(1,181,970)	(1,668,760)

Net proceeds (withdrawals) from equity transactions	(1,128,293)	(1,518,922)

NET INCREASE (DECREASE) IN NET ASSETS	(269,532)	(1,351,386)

NET ASSETS (Beginning of year)	9,611,854	10,963,240

NET ASSETS (End of year)	$ 9,342,322	$ 9,611,854
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Bond Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 937,871	$ 976,868
Net realized gain (loss) on investments	(185,206)	72,669
Net unrealized appreciation (depreciation) of investments	167,754	(808,601)

Net increase (decrease) in net assets resulting from operations	920,419	240,936

EQUITY TRANSACTIONS
Contract purchase payments	1,310,004	1,470,319
Transfers between subaccounts (including fixed account), net	(962,675)	(2,481,605)
Surrenders	(4,422,103)	(4,826,766)

Net proceeds (withdrawals) from equity transactions	(4,074,774)	(5,838,052)

NET INCREASE (DECREASE) IN NET ASSETS	(3,154,355)	(5,597,116)

NET ASSETS (Beginning of year)	26,871,868	32,468,984

NET ASSETS (End of year)	$ 23,717,513	$ 26,871,868
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. S&P 500 Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 132,573	$ 164,066
Net realized gain (loss) on investments	(2,002,723)	(2,435,878)
Net unrealized appreciation (depreciation) of investments	8,888,137	3,979,480

Net increase (decrease) in net assets resulting from operations	7,017,987	1,707,668

EQUITY TRANSACTIONS
Contract purchase payments	2,938,801	3,883,848
Transfers between subaccounts (including fixed account), net	(2,612,475)	(2,954,276)
Surrenders	(8,518,599)	(7,317,400)

Net proceeds (withdrawals) from equity transactions	(8,192,273)	(6,387,828)

NET INCREASE (DECREASE) IN NET ASSETS	(1,174,286)	(4,680,160)

NET ASSETS (Beginning of year)	55,753,924	60,434,084

NET ASSETS (End of year)	$ 54,579,638	$ 55,753,924
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. S&P MidCap 400 Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (131,478)	$ (203,293)
Net realized gain (loss) on investments	2,226,398	1,176,036
Net unrealized appreciation (depreciation) of investments	300,839	1,806,108

Net increase (decrease) in net assets resulting from operations	2,395,759	2,778,851

EQUITY TRANSACTIONS
Contract purchase payments	2,828,744	2,854,629
Transfers between subaccounts (including fixed account), net	634,660	1,211,266
Surrenders	(3,853,826)	(2,451,188)

Net proceeds (withdrawals) from equity transactions	(390,422)	1,614,707

NET INCREASE (DECREASE) IN NET ASSETS	2,005,337	4,393,558

NET ASSETS (Beginning of year)	29,140,150	24,746,592

NET ASSETS (End of year)	$ 31,145,487	$ 29,140,150
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Russell 2000 Small Cap Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (95,355)	$ (93,902)
Net realized gain (loss) on investments	1,469,042	511,439
Net unrealized appreciation (depreciation) of investments	650,343	(82,081)

Net increase (decrease) in net assets resulting from operations	2,024,030	335,456

EQUITY TRANSACTIONS
Contract purchase payments	1,381,064	1,533,769
Transfers between subaccounts (including fixed account), net	368,328	207,260
Surrenders	(1,660,002)	(1,021,692)

Net proceeds (withdrawals) from equity transactions	89,390	719,337

NET INCREASE (DECREASE) IN NET ASSETS	2,113,420	1,054,793

NET ASSETS (Beginning of year)	12,580,696	11,525,903

NET ASSETS (End of year)	$ 14,694,116	$ 12,580,696
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Nasdaq-100 Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (56,016)	$ (35,848)
Net realized gain (loss) on investments	268,690	579,739
Net unrealized appreciation (depreciation) of investments	72,129	(577,412)

Net increase (decrease) in net assets resulting from operations	284,803	(33,521)

EQUITY TRANSACTIONS
Contract purchase payments	495,268	372,056
Transfers between subaccounts (including fixed account), net	(516,678)	(667,668)
Surrenders	(418,208)	(580,869)

Net proceeds (withdrawals) from equity transactions	(439,618)	(876,481)

NET INCREASE (DECREASE) IN NET ASSETS	(154,815)	(910,002)

NET ASSETS (Beginning of year)	5,172,194	6,082,196

NET ASSETS (End of year)	$ 5,017,379	$ 5,172,194
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Lehman Aggregate Bond Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 46,857	$ 31,340
Net realized gain (loss) on investments	(12,304)	(1,802)
Net unrealized appreciation (depreciation) of investments	9,898	(27,201)

Net increase (decrease) in net assets resulting from operations	44,451	2,337

EQUITY TRANSACTIONS
Contract purchase payments	487,589	374,325
Transfers between subaccounts (including fixed account), net	206,441	112,315
Surrenders	(125,455)	(139,698)

Net proceeds (withdrawals) from equity transactions	568,575	346,942

NET INCREASE (DECREASE) IN NET ASSETS	613,026	349,279

NET ASSETS (Beginning of year)	1,498,649	1,149,370

NET ASSETS (End of year)	$ 2,111,675	$ 1,498,649
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. EAFE International Index Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 5,124	$ (10,475)
Net realized gain (loss) on investments	232,451	74,832
Net unrealized appreciation (depreciation) of investments	477,784	159,559

Net increase (decrease) in net assets resulting from operations	715,359	223,916

EQUITY TRANSACTIONS
Contract purchase payments	1,352,249	452,130
Transfers between subaccounts (including fixed account), net	778,830	367,312
Surrenders	(268,926)	(110,865)

Net proceeds (withdrawals) from equity transactions	1,862,153	708,577

NET INCREASE (DECREASE) IN NET ASSETS	2,577,512	932,493

NET ASSETS (Beginning of year)	2,254,287	1,321,794

NET ASSETS (End of year)	$ 4,831,799	$ 2,254,287
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series II Money Market Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 267,589	$ 137,897

Net increase (decrease) in net assets resulting from operations	267,589	137,897

EQUITY TRANSACTIONS
Contract purchase payments	2,677,506	3,382,808
Transfers between subaccounts (including fixed account), net	1,704,575	(192,978)
Surrenders	(4,564,063)	(3,299,857)

Net proceeds (withdrawals) from equity transactions	(181,982)	(110,027)

NET INCREASE (DECREASE) IN NET ASSETS	85,607	27,870

NET ASSETS (Beginning of year)	9,318,034	9,290,164

NET ASSETS (End of year)	$ 9,403,641	$ 9,318,034
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series I Capital Growth Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (163,154)	$ (65,266)
Net realized gain (loss) on investments	(2,356,740)	(2,542,393)
Net unrealized appreciation (depreciation) of investments	4,165,888	4,561,363

Net increase (decrease) in net assets resulting from operations	1,645,994	1,953,704

EQUITY TRANSACTIONS
Contract purchase payments	784,719	706,598
Transfers between subaccounts (including fixed account), net	(1,669,816)	(2,194,941)
Surrenders	(3,491,624)	(3,543,882)

Net proceeds (withdrawals) from equity transactions	(4,376,721)	(5,032,225)

NET INCREASE (DECREASE) IN NET ASSETS	(2,730,727)	(3,078,521)

NET ASSETS (Beginning of year)	26,435,122	29,513,643

NET ASSETS (End of year)	$ 23,704,395	$ 26,435,122
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series I International Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 125,189	$ 67,007
Net realized gain (loss) on investments	(78,814)	(948,268)
Net unrealized appreciation (depreciation) of investments	4,249,881	3,263,792

Net increase (decrease) in net assets resulting from operations	4,296,256	2,382,531

EQUITY TRANSACTIONS
Contract purchase payments	1,221,641	547,035
Transfers between subaccounts (including fixed account), net	514,620	(924,596)
Surrenders	(2,731,243)	(2,069,720)

Net proceeds (withdrawals) from equity transactions	(994,982)	(2,447,281)

NET INCREASE (DECREASE) IN NET ASSETS	3,301,274	(64,750)

NET ASSETS (Beginning of year)	17,987,203	18,051,953

NET ASSETS (End of year)	$ 21,288,477	$ 17,987,203
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Capital Appreciation Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (112,248)	$ (86,424)
Net realized gain (loss) on investments	(779,469)	(795,111)
Net unrealized appreciation (depreciation) of investments	1,199,354	1,390,253

Net increase (decrease) in net assets resulting from operations	307,637	508,718

EQUITY TRANSACTIONS
Contract purchase payments	826,373	667,168
Transfers between subaccounts (including fixed account), net	2,800,752	(665,442)
Surrenders	(1,068,910)	(763,139)

Net proceeds (withdrawals) from equity transactions	2,558,215	(761,413)

NET INCREASE (DECREASE) IN NET ASSETS	2,865,852	(252,695)

NET ASSETS (Beginning of year)	7,389,579	7,642,274

NET ASSETS (End of year)	$ 10,255,431	$ 7,389,579
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Growth Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (12,310)	$ (32,736)
Net realized gain (loss) on investments	679,726	17,775
Net unrealized appreciation (depreciation) of investments	(477,410)	176,825

Net increase (decrease) in net assets resulting from operations	190,006	161,864

EQUITY TRANSACTIONS
Contract purchase payments	112,162	454,997
Transfers between subaccounts (including fixed account), net	(2,989,296)	(35,408)
Surrenders	(121,250)	(232,366)

Net proceeds (withdrawals) from equity transactions	(2,998,384)	187,223

NET INCREASE (DECREASE) IN NET ASSETS	(2,808,378)	349,087

NET ASSETS (Beginning of year)	2,808,378	2,459,291

NET ASSETS (End of year)	$ 0	$ 2,808,378
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Basic Balanced Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 854	$ 76
Net realized gain (loss) on investments	331	8
Net unrealized appreciation (depreciation) of investments	6,126	1,228

Net increase (decrease) in net assets resulting from operations	7,311	1,312

EQUITY TRANSACTIONS
Contract purchase payments	7,244	30,657
Transfers between subaccounts (including fixed account), net	65,696	999
Surrenders	(800)	(308)

Net proceeds (withdrawals) from equity transactions	72,140	31,348

NET INCREASE (DECREASE) IN NET ASSETS	79,451	32,660

NET ASSETS (Beginning of year)	33,919	1,259

NET ASSETS (End of year)	$ 113,370	$ 33,919
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Basic Value Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 5,095	$ (224)
Net realized gain (loss) on investments	1,167	197
Net unrealized appreciation (depreciation) of investments	5,151	961

Net increase (decrease) in net assets resulting from operations	11,413	934

EQUITY TRANSACTIONS
Contract purchase payments	122,764	19,666
Transfers between subaccounts (including fixed account), net	2,433	1
Surrenders	(8,436)	(22)

Net proceeds (withdrawals) from equity transactions	116,761	19,645

NET INCREASE (DECREASE) IN NET ASSETS	128,174	20,579

NET ASSETS (Beginning of year)	25,591	5,012

NET ASSETS (End of year)	$ 153,765	$ 25,591
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Investors Trust Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (106,996)	$ (106,978)
Net realized gain (loss) on investments	(97,049)	(273,771)
Net unrealized appreciation (depreciation) of investments	1,776,585	1,260,326

Net increase (decrease) in net assets resulting from operations	1,572,540	879,577

EQUITY TRANSACTIONS
Contract purchase payments	417,320	439,419
Transfers between subaccounts (including fixed account), net	(822,291)	(1,049,552)
Surrenders	(2,065,485)	(1,847,441)

Net proceeds (withdrawals) from equity transactions	(2,470,456)	(2,457,574)

NET INCREASE (DECREASE) IN NET ASSETS	(897,916)	(1,577,997)

NET ASSETS (Beginning of year)	15,192,656	16,770,653

NET ASSETS (End of year)	$ 14,294,740	$ 15,192,656
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust High Income Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 507,934	$ 428,429
Net realized gain (loss) on investments	162,045	88,149
Net unrealized appreciation (depreciation) of investments	13,719	(452,833)

Net increase (decrease) in net assets resulting from operations	683,698	63,745

EQUITY TRANSACTIONS
Contract purchase payments	757,683	891,686
Transfers between subaccounts (including fixed account), net	(389,448)	26,615
Surrenders	(729,938)	(999,487)

Net proceeds (withdrawals) from equity transactions	(361,703)	(81,186)

NET INCREASE (DECREASE) IN NET ASSETS	321,995	(17,441)

NET ASSETS (Beginning of year)	8,169,173	8,186,614

NET ASSETS (End of year)	$ 8,491,168	$ 8,169,173
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Emerging Growth Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (177,133)	$ (187,969)
Net realized gain (loss) on investments	(2,968,399)	(2,149,287)
Net unrealized appreciation (depreciation) of investments	3,982,117	3,397,133

Net increase (decrease) in net assets resulting from operations	836,585	1,059,877

EQUITY TRANSACTIONS
Contract purchase payments	576,412	670,416
Transfers between subaccounts (including fixed account), net	(1,016,451)	(1,542,236)
Surrenders	(2,173,219)	(1,695,491)

Net proceeds (withdrawals) from equity transactions	(2,613,258)	(2,567,311)

NET INCREASE (DECREASE) IN NET ASSETS	(1,776,673)	(1,507,434)

NET ASSETS (Beginning of year)	15,162,181	16,669,615

NET ASSETS (End of year)	$ 13,385,508	$ 15,162,181
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Total Return Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 81,990	$ 50,101
Net realized gain (loss) on investments	458,935	414,918
Net unrealized appreciation (depreciation) of investments	243,821	(342,301)

Net increase (decrease) in net assets resulting from operations	784,746	122,718

EQUITY TRANSACTIONS
Contract purchase payments	460,009	1,228,916
Transfers between subaccounts (including fixed account), net	(808,987)	993,078
Surrenders	(608,467)	(961,886)

Net proceeds (withdrawals) from equity transactions	(957,445)	1,260,108

NET INCREASE (DECREASE) IN NET ASSETS	(172,699)	1,382,826

NET ASSETS (Beginning of year)	8,128,770	6,745,944

NET ASSETS (End of year)	$ 7,956,071	$ 8,128,770
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust New Discovery Subaccount
	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (58,088)	$ (46,985)
Net realized gain (loss) on investments	229,940	(20,770)
Net unrealized appreciation (depreciation) of investments	321,900	217,397

Net increase (decrease) in net assets resulting from operations	493,752	149,642

EQUITY TRANSACTIONS
Contract purchase payments	859,533	684,899
Transfers between subaccounts (including fixed account), net	(168,148)	(241,278)
Surrenders	(400,655)	(359,611)

Net proceeds (withdrawals) from equity transactions	290,730	84,010

NET INCREASE (DECREASE) IN NET ASSETS	784,482	233,652

NET ASSETS (Beginning of year)	3,991,216	3,757,564

NET ASSETS (End of year)	$ 4,775,698	$ 3,991,216
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. Income & Growth Subaccount
	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 11,397	$ 13,033
Net realized gain (loss) on investments	132,154	61,832
Net unrealized appreciation (depreciation) of investments	231,645	4,500

Net increase (decrease) in net assets resulting from operations	375,196	79,365

EQUITY TRANSACTIONS
Contract purchase payments	234,972	322,497
Transfers between subaccounts (including fixed account), net	(5,729)	143,022
Surrenders	(229,829)	(142,164)

Net proceeds (withdrawals) from equity transactions	(586)	323,355

NET INCREASE (DECREASE) IN NET ASSETS	374,610	402,720

NET ASSETS (Beginning of year)	2,442,272	2,039,552

NET ASSETS (End of year)	$ 2,816,882	$ 2,442,272
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. Value Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 6,665	$ (40,570)
Net realized gain (loss) on investments	1,049,682	992,387
Net unrealized appreciation (depreciation) of investments	519,769	(598,665)

Net increase (decrease) in net assets resulting from operations	1,576,116	353,152

EQUITY TRANSACTIONS
Contract purchase payments	827,520	1,203,810
Transfers between subaccounts (including fixed account), net	(402,463)	337,286
Surrenders	(1,032,418)	(763,295)

Net proceeds (withdrawals) from equity transactions	(607,361)	777,801

NET INCREASE (DECREASE) IN NET ASSETS	968,755	1,130,953

NET ASSETS (Beginning of year)	9,897,462	8,766,509

NET ASSETS (End of year)	$ 10,866,217	$ 9,897,462
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. International Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (1,444)	$ (900)
Net realized gain (loss) on investments	20,672	413
Net unrealized appreciation (depreciation) of investments	43,222	15,373

Net increase (decrease) in net assets resulting from operations	62,450	14,886

EQUITY TRANSACTIONS
Contract purchase payments	160,044	185,552
Transfers between subaccounts (including fixed account), net	18,923	(557)
Surrenders	(8,262)	(6,089)

Net proceeds (withdrawals) from equity transactions	170,705	178,906

NET INCREASE (DECREASE) IN NET ASSETS	233,155	193,792

NET ASSETS (Beginning of year)	198,842	5,050

NET ASSETS (End of year)	$ 431,997	$ 198,842
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Main Street Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (8,991)	$ 2,022
Net realized gain (loss) on investments	128,938	47,711
Net unrealized appreciation (depreciation) of investments	555,444	177,524

Net increase (decrease) in net assets resulting from operations	675,391	227,257

EQUITY TRANSACTIONS
Contract purchase payments	575,120	443,122
Transfers between subaccounts (including fixed account), net	124,401	(129,113)
Surrenders	(496,056)	(264,569)

Net proceeds (withdrawals) from equity transactions	203,465	49,440

NET INCREASE (DECREASE) IN NET ASSETS	878,856	276,697

NET ASSETS (Beginning of year)	5,021,302	4,744,605

NET ASSETS (End of year)	$ 5,900,158	$ 5,021,302
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Global Securities Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 289,505	$ (15,282)
Net realized gain (loss) on investments	166,494	59,571
Net unrealized appreciation (depreciation) of investments	553,007	533,315

Net increase (decrease) in net assets resulting from operations	1,009,006	577,604

EQUITY TRANSACTIONS
Contract purchase payments	1,333,238	874,954
Transfers between subaccounts (including fixed account), net	1,057,209	699,583
Surrenders	(446,211)	(287,546)

Net proceeds (withdrawals) from equity transactions	1,944,236	1,286,991

NET INCREASE (DECREASE) IN NET ASSETS	2,953,242	1,864,595

NET ASSETS (Beginning of year)	5,259,898	3,395,303

NET ASSETS (End of year)	$ 8,213,140	$ 5,259,898
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Capital Appreciation Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (844)	$ (284)
Net realized gain (loss) on investments	238	127
Net unrealized appreciation (depreciation) of investments	6,481	1,675

Net increase (decrease) in net assets resulting from operations	5,875	1,518

EQUITY TRANSACTIONS
Contract purchase payments	55,381	24,064
Transfers between subaccounts (including fixed account), net	(2)	2
Surrenders	(1,755)	(1,939)

Net proceeds (withdrawals) from equity transactions	53,624	22,127

NET INCREASE (DECREASE) IN NET ASSETS	59,499	23,645

NET ASSETS (Beginning of year)	23,645	----

NET ASSETS (End of year)	$ 83,144	$ 23,645
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Franklin Templeton Variable Insurance Products Trust Foreign Securities Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (4,079)	$ (9,703)
Net realized gain (loss) on investments	233,221	(315,065)
Net unrealized appreciation (depreciation) of investments	2,005,941	1,219,941

Net increase (decrease) in net assets resulting from operations	2,235,083	895,173

EQUITY TRANSACTIONS
Contract purchase payments	1,310,031	1,377,698
Transfers between subaccounts (including fixed account), net	111,193	217,432
Surrenders	(1,061,005)	(1,183,914)

Net proceeds (withdrawals) from equity transactions	360,219	411,216

NET INCREASE (DECREASE) IN NET ASSETS	2,595,302	1,306,389

NET ASSETS (Beginning of year)	11,095,626	9,789,237

NET ASSETS (End of year)	$ 13,690,928	$ 11,095,626
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Franklin Templeton Variable Insurance Products Trust Growth Securities Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 7,329	$ (382)
Net realized gain (loss) on investments	609	75
Net unrealized appreciation (depreciation) of investments	29,838	7,623

Net increase (decrease) in net assets resulting from operations	37,776	7,316

EQUITY TRANSACTIONS
Contract purchase payments	34,791	125,990
Transfers between subaccounts (including fixed account), net	71,676	(3)
Surrenders	(976)	(13)

Net proceeds (withdrawals) from equity transactions	105,491	125,974

NET INCREASE (DECREASE) IN NET ASSETS	143,267	133,290

NET ASSETS (Beginning of year)	139,142	5,852

NET ASSETS (End of year)	$ 282,409	$ 139,142
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Neuberger Berman Advisers Management Trust Guardian Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (35,714)	$ (61,175)
Net realized gain (loss) on investments	155,918	69,816
Net unrealized appreciation (depreciation) of investments	580,799	378,829

Net increase (decrease) in net assets resulting from operations	701,003	387,470

EQUITY TRANSACTIONS
Contract purchase payments	500,996	463,443
Transfers between subaccounts (including fixed account), net	23,824	105,299
Surrenders	(539,663)	(418,935)

Net proceeds (withdrawals) from equity transactions	(14,843)	149,807

NET INCREASE (DECREASE) IN NET ASSETS	686,160	537,277

NET ASSETS (Beginning of year)	5,868,567	5,331,290

NET ASSETS (End of year)	$ 6,554,727	$ 5,868,567
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Alger American Fund Leveraged AllCap Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (27,036)	$ (11,858)
Net realized gain (loss) on investments	110,642	20,764
Net unrealized appreciation (depreciation) of investments	262,970	115,009

Net increase (decrease) in net assets resulting from operations	346,576	123,915

EQUITY TRANSACTIONS
Contract purchase payments	726,403	226,026
Transfers between subaccounts (including fixed account), net	611,949	119,811
Surrenders	(191,450)	(47,181)

Net proceeds (withdrawals) from equity transactions	1,146,902	298,656

NET INCREASE (DECREASE) IN NET ASSETS	1,493,478	422,571

NET ASSETS (Beginning of year)	1,265,251	842,680

NET ASSETS (End of year)	$ 2,758,729	$ 1,265,251
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Alger American Fund MidCap Growth Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 595,132	$ (45,645)
Net realized gain (loss) on investments	84,095	280,182
Net unrealized appreciation (depreciation) of investments	(343,871)	72,481

Net increase (decrease) in net assets resulting from operations	335,356	307,018

EQUITY TRANSACTIONS
Contract purchase payments	741,005	676,629
Transfers between subaccounts (including fixed account), net	(157,810)	98,485
Surrenders	(435,813)	(326,489)

Net proceeds (withdrawals) from equity transactions	147,382	448,625

NET INCREASE (DECREASE) IN NET ASSETS	482,738	755,643

NET ASSETS (Beginning of year)	4,175,760	3,420,117

NET ASSETS (End of year)	$ 4,658,498	$ 4,175,760
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Seligman Portfolios, Inc. Communications & Information Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (18,852)	$ (14,223)
Net realized gain (loss) on investments	70,846	69,437
Net unrealized appreciation (depreciation) of investments	211,555	11,877

Net increase (decrease) in net assets resulting from operations	263,549	67,091

EQUITY TRANSACTIONS
Contract purchase payments	158,390	105,968
Transfers between subaccounts (including fixed account), net	235,229	(34,463)
Surrenders	(107,543)	(135,631)

Net proceeds (withdrawals) from equity transactions	286,076	(64,126)

NET INCREASE (DECREASE) IN NET ASSETS	549,625	2,965

NET ASSETS (Beginning of year)	1,184,840	1,181,875

NET ASSETS (End of year)	$ 1,734,465	$ 1,184,840
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Seligman Portfolios, Inc. Smaller- Cap Value Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ (149,679)	$ 1,012,890
Net realized gain (loss) on investments	1,982,942	300,729
Net unrealized appreciation (depreciation) of investments	261,058	(1,871,045)

Net increase (decrease) in net assets resulting from operations	2,094,321	(557,426)

EQUITY TRANSACTIONS
Contract purchase payments	1,243,492	1,275,274
Transfers between subaccounts (including fixed account), net	(689,044)	597,957
Surrenders	(1,521,644)	(870,407)

Net proceeds (withdrawals) from equity transactions	(967,196)	1,002,824

NET INCREASE (DECREASE) IN NET ASSETS	1,127,125	445,398

NET ASSETS (Beginning of year)	11,241,824	10,796,426

NET ASSETS (End of year)	$ 12,368,949	$ 11,241,824
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Universal Institutional Funds, Inc. Core Plus Fixed Income Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 84,367	$ 47,075
Net realized gain (loss) on investments	(8,561)	5,352
Net unrealized appreciation (depreciation) of investments	(10,441)	(4,339)

Net increase (decrease) in net assets resulting from operations	65,365	48,088

EQUITY TRANSACTIONS
Contract purchase payments	756,725	987,766
Transfers between subaccounts (including fixed account), net	273,525	678,525
Surrenders	(163,290)	(281,900)

Net proceeds (withdrawals) from equity transactions	866,960	1,384,391

NET INCREASE (DECREASE) IN NET ASSETS	932,325	1,432,479

NET ASSETS (Beginning of year)	2,163,529	731,050

NET ASSETS (End of year)	$ 3,095,854	$ 2,163,529
	============	============

The accompanying notes are an integral part of the financial statements.

CARILLON ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Universal Institutional Funds, Inc. U.S. Real Estate Subaccount

	Year Ended December 31,
	2006	2005

OPERATIONS
Net investment income (loss)	$ 595,006	$ 121,971
Net realized gain (loss) on investments	418,671	213,743
Net unrealized appreciation (depreciation) of investments	1,823,005	436,236

Net increase (decrease) in net assets resulting from operations	2,836,682	771,950

EQUITY TRANSACTIONS
Contract purchase payments	1,638,686	1,666,837
Transfers between subaccounts (including fixed account), net	914,059	1,562,179
Surrenders	(807,603)	(652,616)

Net proceeds (withdrawals) from equity transactions	1,745,142	2,576,400

NET INCREASE (DECREASE) IN NET ASSETS	4,581,824	3,348,350

NET ASSETS (Beginning of year)	6,819,035	3,470,685

NET ASSETS (End of year)	$ 11,400,859	$ 6,819,035
	============	============

The accompanying notes are an integral part of the financial statements.


CARILLON ACCOUNT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

  NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Carillon Account of The Union Central Life Insurance Company (the Account) is a separate account registered under the Investment Company Act of 1940, as amended, as a unit investment trust.  The Account was established on February 6, 1984 by resolution of the Board of Directors of The Union Central Life Insurance Company (Union Central) and commenced operations on June 7, 1985.  The Account is comprised of thirty-five subaccounts, each of which invests in a corresponding Portfolio of Summit Mutual Funds, Inc., DWS Variable Series I and II (formerly Scudder Variable Series I), AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., or Universal Institutional Funds, Inc. (the Funds).  The Funds are no-load, diversified, open-end management investment companies registered under the Investment Company Act of 1940, as amended. The shares of Summit Mutual Funds, Inc. are sold to Union Central and its separate accounts and to other unaffiliated insurance companies to fund the benefits under certain variable life policies and variable annuity contracts.  Ameritas Investment Corp., an affiliated broker-dealer registered under the Securities Exchange Act of 1934, serves as the distributor of variable life policies and variable annuity contracts issued by Summit Mutual Funds, Inc.  The shares of DWS Variable Series I and II, AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., and Universal Institutional Funds, Inc. are available and are being marketed exclusively as a pooled funding vehicle for life insurance companies writing all types of variable life insurance policies and variable annuity contracts.  DWS Scudder Distributors, Inc., an affiliate of Deutsche Asset Management Americas, Inc., is the distributor of variable life insurance policies and variable annuity contracts issued by DWS Variable Series I and II.  AIM Distributors, Inc. is the distributor of the shares issued by AIM Variable Insurance Funds, Inc. MFS Fund Distributors, Inc., a wholly owned subsidiary of Massachusetts Financial Services Company, is the distributor of the shares issued by the MFS Variable Insurance Trust.  American Century Investment Services, Inc. is the distributor of the shares issued by American Century Variable Portfolios, Inc.  Oppenheimer Funds Distributor, Inc. is the distributor of the shares issued by Oppenheimer Variable Account Funds.  Franklin Templeton Distributors, Inc. is the distributor of variable annuity and variable life insurance contracts issued by Franklin Templeton Variable Insurance Products Trust.  Neuberger Berman Management, Inc. is the distributor of the shares issued by Neuberger Berman Advisers Management Trust. Fred Alger & Company, Incorporated is the distributor of the shares issued by Alger American Fund.  Seligman Advisors, Inc. is the distributor of the shares issued by Seligman Portfolios, Inc.  Morgan Stanley & Co. Incorporated is the distributor of the shares issued by Universal Institutional Funds, Inc.

The assets of the Account are segregated from the other assets of Union Central, and the investment performance of the Account is independent of the investment performance of both Union Central's general assets and other separate accounts.

Investment valuation- Assets of the Account are invested in shares of the Funds at the net asset value of the Funds' shares.  Investments in the Funds' shares are subsequently stated at the net asset value of the Funds' shares held, and represent the fair values of the funds' securities determined at the end of each business day.

Use of estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, continued

Securities transactions and investment income- Securities transactions are recorded on the trade date (the date the order to buy or sell is executed), and dividend income is recorded on the ex-dividend date.  Gains and losses on sales of the Funds' shares are calculated on the first-in, first-out basis for financial reporting and tax purposes.  All dividends and distributions from the Subaccount are reinvested in additional shares of the respective Subaccount at the net asset value per share.

Federal income taxes- The operations of the Account form a part of and are taxed with the operations of Union Central.  Union Central is taxed as a life insurance company under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a contract issued in connection with the Account.  Investment income and realized capital gains and losses on assets of the Account are automatically applied to increase or decrease reserves under the contract.  Accordingly, no provision for federal income taxes has been made in these financial statements.

NOTE 2 - PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the period ended December 31, 2006 were as follows:

	Purchases	Sales

SUMMIT MUTUAL FUNDS, INC.
Zenith Subaccount	$ 7,561,230	$ 5,282,470
Balanced Index Subaccount	582,827	1,602,644
Bond Subaccount	2,868,261	5,992,345
S&P 500 Index Subaccount	2,409,746	10,469,064
S&P MidCap 400 Index Subaccount	4,552,266	3,946,576
Russell 2000 Small Cap Index Subaccount	2,827,326	2,431,706
Nasdaq-100 Index Subaccount	914,482	1,409,383
Lehman Aggregate Bond Index Subaccount	901,691	286,167
EAFE International Index Subaccount	2,601,864	676,080

DWS VARIABLE SERIES II
Money Market Subaccount	7,366,164	7,300,981

DWS VARIABLE SERIES I
Capital Growth Subaccount	549,983	5,100,822
International Subaccount	2,080,768	2,951,403

AIM VARIABLE INSURANCE FUNDS, INC.
Capital Appreciation Subaccount	4,089,126	1,643,468
Growth Subaccount(1)	163,737	3,174,425
Basic Balanced Subaccount	76,651	3,663
Basic Value Subaccount	134,608	12,750

(1)Ceased April 30, 2006.

NOTE 2 - PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales

MFS VARIABLE INSURANCE TRUST
Investors Trust Subaccount	$ 208,418	$ 2,783,883
High Income Subaccount	2,117,907	1,963,147
Emerging Growth Subaccount	239,597	3,034,517
Total Return Subaccount	1,124,279	1,754,734
New Discovery Subaccount	1,111,910	801,160

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Income & Growth Subaccount	427,563	416,303
Value Subaccount	2,226,770	1,990,479
International Subaccount	255,151	85,886

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Main Street Subaccount	956,085	760,987
Global Securities Subaccount	2,719,405	485,011
Capital Appreciation Subaccount	55,378	2,598

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Foreign Securities Subaccount	1,608,425	1,252,085
Growth Securities Subaccount	116,735	3,917

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Guardian Subaccount	742,492	792,077

ALGER AMERICAN FUND
Leveraged AlICap Subaccount	1,476,621	356,139
MidCapGrowth Subaccount	1,732,743	990,191

SELIGMAN PORTFOLIOS, INC.
Communications & Information Subaccount	474,486	207,277
Smaller-Cap Value Subaccount	2,359,004	2,440,599

UNIVERSAL INSTITUTIONAL FUNDS, INC.
Core Plus Fixed Income Subaccount	1,467,893	515,879
U.S. Real Estate Subaccount	3,471,424	1,131,302

NOTE 3 - INVESTMENT IN AFFILIATED AND NON-AFFILIATED FUNDS

The subaccounts of the Account held the following investment in the corresponding Portfolios of Summit Mutual Funds, Inc., DWS Variable Series I and II, AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., and Universal Institutional Funds, Inc. as of December 31, 2006:

Summit Mutual Funds, Inc.
	Zenith Subaccount	Balanced Index Subaccount	Bond Subaccount	S&P 500 Index Subaccount	S&P MidCap 400 Index Subaccount

Net asset value per share	$ 101.13	$ 49.58	$ 47.07	$ 94.19	$ 69.23
Number of shares	542,137	188,429	503,877	579,463	449,884

Summit Mutual Funds, Inc.
	Russell 2000 Small Cap Index Subaccount	Nasdaq-100 Index Subaccount	Lehman Aggregate Bond Index Subaccount	EAFE International Index Subaccount

Net asset value per share	$ 74.19	$ 24.47	$ 48.85	$ 98.66
Number of shares	198,061	205,042	43,228	48,974

	DWS Variable Series II	DWS Variable Series I
	Money Market Subaccount	Capital Growth Subaccount	International Subaccount

Net asset value per share	$ 1.00	$ 18.24	$ 13.42
Number of shares	9,382,925	1,299,583	1,586,325

AIM Variable Insurance Funds, Inc.
	Capital Appreciation Subaccount	Growth Subaccount	Basic Balanced Subaccount	Basic Value Subaccount

Net asset value per share	$ 26.22	$ ----	$ 11.92	$ 13.36
Number of shares	391,130	----	9,510	11,509

MFS Variable Insurance Trust
	Investors Trust Subaccount	High Income Subaccount	Emerging Growth Subaccount	Total Return Subaccount	New Discovery Subaccount

Net asset value per share	$ 21.69	$ 10.04	$ 20.64	$ 21.89	$ 17.42
Number of shares	659,047	845,734	648,523	363,457	274,150

NOTE 3 - INVESTMENT IN AFFILIATED AND NON-AFFILIATED FUNDS, continued

American Century Variable Portfolios, Inc.
	Income & Growth Subaccount	Value Subaccount	International Subaccount

Net asset value per share	$ 8.63	$ 8.74	$ 10.12
Number of shares	326,406	1,243,275	42,687

Oppenheimer Variable Account Funds
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount

Net asset value per share	$ 24.78	$ 36.79	$ 41.43
Number of shares	238,102	223,243	2,007

	Franklin Templeton Variable Insurance Products Trust		Neuberger Berman Advisers Management Trust	Alger American Fund
	Foreign Securities Subaccount	Growth Securities Subaccount	Guardian Subaccount	Leveraged AllCap Subaccount	MidCap Growth Subaccount

Net asset value per share	$ 18.72	$ 15.93	$ 19.71	$ 41.48	$ 20.75
Number of shares	731,353	17,728	332,558	66,507	224,506

	Seligman Portfolios, Inc.		Universal Institutional Funds, Inc.
	Comm. & Information Subaccount	Smaller-Cap Value Subaccount	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount

Net asset value per share	$ 16.74	$ 18.37	$ 11.40	$ 29.36
Number of shares	103,612	673,323	271,566	388,313

NOTE 4 - ACCOUNT CHARGES

Mortality and expense risk charge- A mortality and expense risk charge for Union Central at an annual rate of 1.0% for Variable Annuity Class 1; 1.2% for Variable Annuity Class 2; and 1.5% for Variable Annuity Class 3 of the net assets of the Account is determined daily.  The charge may be increased or decreased by Union Central's Board of Directors but cannot exceed a 2.0% annual rate.  The mortality risk results from a provision in the contract in which Union Central agrees to make annuity payments in accordance with the annuity tables, regardless of how long a particular annuitant or other payee lives.  The expense risk assumed by Union Central is the risk that deductions for administration fees and surrender charges will be insufficient to cover actual administrative and distribution expenses.

NOTE 4 - ACCOUNT CHARGES, continued

Administrative fee- An administrative fee for Union Central, at an annual rate of 0.25% of the net assets of the Account, is determined daily.  This fee is intended to defray expenses incurred by Union Central in connection with premium billing and collection, record keeping, processing death benefit claims, cash surrenders and contract changes, calculating accumulation unit values, reporting and other communications to contract owners, and other similar expenses and overhead costs.

NOTE 5 - RELATED PARTY TRANSACTIONS

Investment advisory fees– Summit Mutual Funds, Inc. pays investment advisory fees to Summit Investment Partners, Inc. (the Adviser), under terms of an Investment Advisory Agreement (the Agreement).  The Adviser is a wholly-owned subsidiary of Union Central.  Certain officers and directors of the Adviser are affiliated with Summit Mutual Funds, Inc.  Summit Mutual Funds, Inc. pays the Adviser, as full compensation for all services and facilities furnished, a monthly fee computed separately for each Portfolio on a daily basis, at an annual rate, as follows:

(a)   for the Zenith Portfolio - .64% of the current net asset value.
(b)   for the Bond Portfolio - .47% of the current net asset value.
(c)   for the S&P 500 Index Portfolio - .25% of the current net asset value.
(d)   for the S&P MidCap 400 Index Portfolio - .30% of the current net asset value.
(e)   for the Balanced Index Portfolio - .30% of the current net asset value.
(f)   for the Nasdaq-100 Index Portfolio - .35% of the current net asset value.
(g)   for the Russell 2000 Small Cap Index Portfolio - .35% of the current net asset value.
(h)   for the EAFE International Index Portfolio - .56% of the current net asset value.
(i)    for the Lehman Aggregate Bond Index Portfolio - .30% of the current net asset value.

The Adviser has agreed to pay other expenses of the S&P 500 Index Portfolio, the S&P MidCap 400 Index Portfolio, Balanced Index Portfolio, the Nasdaq-100 Index Portfolio, and the Lehman Aggregate Bond Index Portfolio, other than the advisory fee for these Portfolios, to the extent that such expenses exceed 0.30% of their average annual net assets.  Effective July 1, 2003, the Adviser agreed to temporarily waive its fees and/or reimburse expenses of the S&P 500 Index Portfolio, to the extent necessary, to limit all expenses to 0.48% of the average daily net assets of the Portfolio until March 31, 2004, then to 0.39% of the average daily net assets effective April 1, 2004 until December 31, 2006. The Adviser will pay any expenses of the Russell 2000 Small Cap Index Portfolio, other than the advisory fee for that Portfolio, to the extent that such expenses exceed 0.40% of that Portfolio's average annual net asset.  The Adviser will pay any expenses of the EAFE International Index Portfolio, other than the advisory fee for that Portfolio, to the extent that such expenses exceed 0.69% of that Portfolio's average annual net asset.  The Adviser agreed to waive its fees and/or reimburse expenses of the EAFE International Index Portfolio, to the extent necessary, to limit all expenses to 0.95% of the average daily net assets of the Portfolio until December 31, 2006.

Administration fees- Summit Mutual Funds, Inc. pays the Adviser to perform certain administration services.  Summit Mutual Funds, Inc. shall pay the Adviser as full compensation for all facilities and services furnished a fee computed separately for each portfolio of Summit Mutual Funds, Inc. at an annual rate of .10% of each portfolio's average annual net assets.  The Advisor has agreed to waive administration fees for the Bond Portfolio, as long as that Portfolio's total expense ratio exceeds .75%.

NOTE 5 - RELATED PARTY TRANSACTIONS, continued

Waivers and Reimbursements– For the period ended December 31, 2006, the Adviser waived fees of $16,623 for Bond Portfolio and $115,722 for S&P 500 Index Portfolio, and the Adviser reimbursed fees of $26,949 for Balanced Index Portfolio, $28,542 for Nasdaq-100 Index Portfolio, and $177,761 for EAFE International Index Portfolio.

NOTE 6 - CHANGES IN UNITS OUTSTANDING

Below are the changes in units outstanding for the periods ended December 31 (year ended unless otherwise noted):

	Summit Mutual Funds, Inc.
	Zenith Subaccount		Balanced Index Subaccount		Bond Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	91,059.20	84,618.77	36,049.35	32,815.40	83,692.68	64,120.92
Units Redeemed	82,105.42	103,041.87	139,557.57	178,547.69	188,591.80	219,578.15
Net Increase (Decrease)	8,953.78	(18,423.10)	(103,508.22)	(145,732.29)	(104,899.12)	(155,457.23)

	Summit Mutual Funds, Inc.
	S&P 500 Index Subaccount		S&P MidCap 400 Index Subaccount		Russell 2000 Small Cap Index Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	124,742.16	220,207.50	204,812.96	296,895.16	176,842.50	208,568.52
Units Redeemed	533,901.93	515,819.98	210,402.46	163,563.85	167,829.57	144,099.53
Net Increase (Decrease)	(409,159.77)	(295,612.48)	(5,589.50)	133,331.31	9,012.93	64,468.99

	Summit Mutual Funds, Inc.
	Nasdaq-100 Index Subaccount		Lehman Aggregate Bond Index Subaccount		EAFE International Index Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	227,668.14	277,149.17	82,468.29	60,132.91	140,752.42	75,673.96
Units Redeemed	334,627.89	515,134.96	26,607.30	25,791.94	35,361.80	24,400.79
Net Increase (Decrease)	(106,959.75)	(237,985.79)	55,860.99	34,340.97	105,390.62	51,273.17

	DWS Variable Series II		DWS Variable Series I
	Money Market Subaccount		Capital Growth Subaccount		International Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	476,789.01	472,720.85	19,873.27	19,057.24	102,666.59	27,747.02
Units Redeemed	472,478.39	414,818.39	182,510.98	216,517.41	132,883.04	152,389.58
Net Increase (Decrease)	4,310.62	57,902.46	(162,637.71)	(197,460.17)	(30,216.45)	(124,642.56)

NOTE 6 - CHANGES IN UNITS OUTSTANDING, continued

	AIM Variable Insurance Funds, Inc.
	Capital Appreciation Subaccount		Growth Subaccount		Basic Balanced Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	410,859.56	55,900.80	43,950.44	118,640.36	6,532.63	2,958.80
Units Redeemed	162,576.00	142,874.48	621,387.94	77,917.65	205.79	28.29
Net Increase (Decrease)	248,283.56	(86,973.68)	(577,437.50)	40,722.71	6,326.84	2,930.51

	AIM Variable Insurance Funds, Inc.		MFS Variable Insurance Trust
	Basic Value Subaccount		Investors Trust Subaccount		High Income Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	10,699.18	1,756.12	10,357.47	15,179.90	108,755.68	147,818.65
Units Redeemed	1,001.48	0.63	154,970.78	169,890.59	128,149.59	146,095.30
Net Increase (Decrease)	9,697.70	1,755.49	(144,613.31)	(154,710.69)	(19,393.91)	1,723.35

	MFS Variable Insurance Trust
	Emerging Growth Subaccount		Total Return Subaccount		New Discovery Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	22,126.62	35,890.23	55,665.02	182,377.60	109,874.23	89,079.25
Units Redeemed	193,511.01	212,376.50	125,390.85	80,236.59	85,000.79	85,905.70
Net Increase (Decrease)	(171,384.39)	(176,486.27)	(69,725.83)	102,141.01	24,873.44	3,173.55

	American Century Variable Portfolios, Inc.
	Income & Growth Subaccount		Value Subaccount		International Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	37,028.00	69,144.08	75,622.90	110,002.78	17,788.25	21,039.17
Units Redeemed	39,019.48	35,397.56	106,051.75	54,899.64	5,632.44	5,656.05
Net Increase (Decrease)	(1,991.48)	33,746.52	(30,428.85)	55,103.14	12,155.81	15,383.12

	Oppenheimer Variable Account Funds
	Main Street Subaccount		Global Securities Subaccount		Capital Appreciation Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	93,103.54	52,875.36	184,405.14	136,034.54	5,031.04	3,601.11
Units Redeemed	76,755.22	49,025.32	35,513.98	19,095.74	149.50	1,491.83
Net Increase (Decrease)	16,348.32	3,850.04	148,891.16	116,938.80	4,881.54	2,109.28

NOTE 6 - CHANGES IN UNITS OUTSTANDING, continued

	Franklin Templeton Variable Insurance Products Trust				Neuberger Berman Advisers Management Trust
	Foreign Securities Subaccount		Growth Securities Subaccount		Guardian Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	102,470.37	143,945.72	8,213.28	11,183.14	65,794.54	74,447.96
Units Redeemed	74,537.30	103,935.65	72.19	0.44	67,082.26	59,478.23
Net Increase (Decrease)	27,933.07	40,010.07	8,141.09	11,182.70	(1,287.72)	14,969.73

	Alger American Fund				Seligman Portfolios, Inc.
	Leveraged AllCap Subaccount		MidCapGrowth Subaccount		Comm. & Information Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	141,023.62	39,567.33	88,789.37	100,746.49	45,039.50	14,769.62
Units Redeemed	32,601.56	8,942.94	80,337.68	62,767.69	19,338.95	22,695.66
Net Increase (Decrease)	108,422.06	30,624.39	8,451.69	37,978.80	25,700.55	(7,926.04)

	Seligman Portfolios, Inc.		Universal Institutional Funds, Inc.
	Smaller-Cap Value Subaccount		Core Plus Fixed Income Subaccount		U.S. Real Estate Subaccount
	2006	2005	2006	2005	2006	2005

Units Issued	86,806.47	150,351.69	128,677.15	189,819.68	131,341.20	207,572.79
Units Redeemed	130,165.60	79,362.40	46,823.75	57,026.58	49,008.70	46,114.26
Net Increase (Decrease)	(43,359.13)	70,989.29	81,853.40	132,793.10	82,332.50	161,458.53

NOTE 7 - SELECTED PER UNIT DATA

Below is a summary of unit values and units outstanding for variable annuity contracts and the expense ratios, excluding expenses of the underlying funds for the periods ended December 31 (year ended unless otherwise noted):

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC.
ZENITH SUBACCOUNT
Accumulation unit value-class 1	$81.62	$67.11	$63.55	$56.06	$41.87
Prior year accumulation unit value-class 1	$67.11	$63.55	$56.06	$41.87	$55.13
Number of accumulation units outstanding, end of period-class 1	633,748.74	673,419.77	723,144.15	758,483.67	840,714.42
Change in number of units-class1	(39,671.03)	(49,724.38)	(35,339.52)	(82,230.75)	(92,697.14)
Total net assets-class 1	51,724,120	45,477,874	46,252,968	42,522,000	35,203,454
Payout unit value-class 1	$81.62	$67.11	$63.55	$56.06	$41.87
Prior year payout unit value-class 1	$67.11	$63.55	$56.06	$41.87	$55.13
Number of payout units outstanding, end of period-class 1	3,801.07	4,242.80	4,715.14	5,193.08	5,689.80
Change in number of units-payout	(441.73)	(472.34)	(477.94)	(496.72)	(457.12)
Total net assets-payout	310,229	284,734	299,631	291,124	238,250
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	21.62%	5.61%	13.35%	33.88%	-24.05%
Investment income ratio-class 1(3)	1.42%	1.56%	1.49%	0.13%	0.61%
Accumulation unit value-class 2	$18.36	$15.13	$14.35	$12.69	$9.49
Prior year accumulation unit value-class 2	$15.13	$14.35	$12.69	$9.49	$12.52
Number of accumulation units outstanding, end of period-class 2	92,274.27	84,984.12	84,850.13	66,026.72	60,838.02
Change in number of units-class 2	7,290.15	133.99	18,823.41	5,188.70	24,211.53
Total net assets-class 2	1,694,120	1,285,500	1,217,776	837,643	577,602
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	21.38%	5.39%	13.13%	33.62%	-24.20%
Investment income ratio-class2(3)	1.32%	1.68%	1.27%	0.11%	0.49%
Accumulation unit value-class 3	$13.91	$11.50	$10.94(6)
Prior year accumulation unit value-class 3	$11.50	$10.94	----
Number of accumulation units outstanding, end of period-class 3	78,911.72	37,135.33	5,495.69

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
ZENITH SUBACCOUNT, continued
Change in number of units-class3	41,776.39	31,639.63	5,495.69
Total net assets-class 3	1,097,847	426,891	60,121
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	21.02%	5.08%	9.40%(5)
Investment income ratio-class3(3)	0.89%	0.79%	----

BALANCED INDEX SUBACCOUNT
Accumulation unit value-class 1	$11.62	$10.60	$10.41	$9.80	$8.43
Prior year accumulation unit value-class 1	$10.60	$10.41	$9.80	$8.43	$9.62
Number of accumulation units outstanding, end of period-class 1	749,491.32	851,849.83	1,001,894.54	1,066,098.76	1,167,082.96
Change in number of units-class1	(102,358.51)	(150,044.71)	(64,204.22)	(100,984.20)	(107,661.90)
Total net assets-class 1	8,708,429	9,026,039	10,431,215	10,445,966	9,836,152
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	9.66%	1.77%	6.26%	16.26%	-12.37%
Investment income ratio-class1(3)	2.36%	2.59%	1.62%	2.40%	3.60%
Accumulation unit value-class 2	$10.89	$9.95	$9.80	$9.24	$7.97
Prior year accumulation unit value-class 2	$9.95	$9.80	$9.24	$7.97	$9.11
Number of accumulation units outstanding, end of period-class 2	47,032.23	55,169.10	54,288.97	54,044.96	39,028.91
Change in number of units-class2	(8,136.87)	880.13	244.01	15,016.05	7,408.34
Total net assets-class 2	512,324	549,116	532,025	499,483	310,915
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(3)	9.44%	1.57%	6.04%	16.01%	-12.55%
Investment income ratio-class2(3)	2.31%	2.59%	1.67%	2.28%	3.97%
Accumulation unit value-class 3	$11.67	$10.69	$10.56(6)
Prior year accumulation unit value-class 3	$10.69	$10.56	----
Number of accumulation units outstanding, end of period-class 3	10,419.46	3,432.29	----
Change in number of units-class3	6,987.16	3,432.29	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
BALANCED INDEX SUBACCOUNT, continued
Total net assets-class 3	121,569	36,699	----
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	9.12%	1.26%	5.59%(5)
Investment income ratio-class3(3)	1.82%	1.13%	----

BOND SUBACCOUNT
Accumulation unit value-class 1	$38.24	$36.78	$36.45	$35.39	$33.11
Prior year accumulation unit value-class 1	$36.78	$36.45	$35.39	$33.11	$31.71
Number of accumulation units outstanding, end of period-class 1	565,328.96	673,572.97	832,890.05	888,453.07	925,826.28
Change in number of units-class 1	(108,244.01)	(159,317.08)	(55,563.02)	(37,373.21)	99,742.80
Total net assets-class 1	21,616,209	24,772,404	30,361,841	31,442,763	30,656,497
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	3.97%	0.89%	3.00%	6.88%	4.43%
Investment income ratio-class 1(3)	4.94%	4.55%	4.50%	7.07%	5.97%
Accumulation unit value-class 2	$13.09	$12.61	$12.53	$12.19	$11.42
Prior year accumulation unit value-class 2	$12.61	$12.53	$12.19	$11.42	$10.96
Number of accumulation units outstanding, end of period-class 2	102,146.30	143,499.82	167,267.67	204,919.39	180,666.70
Change in number of units-class2	(41,353.52)	(23,767.85)	(37,651.72)	24,252.69	80,618.29
Total net assets-class 2	1,336,693	1,809,856	2,095,416	2,497,236	2,064,007
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	3.76%	0.68%	2.80%	6.67%	4.22%
Investment income ratio-class2(3)	4.69%	4.62%	3.87%	7.08%	6.32%
Accumulation unit value-class 3	$10.40	$10.06	$10.02(6)
Prior year accumulation unit value-class 3	$10.06	$10.02	----
Number of accumulation units outstanding, end of period-class 3	73,496.75	28,798.34	1,170.64
Change in number of units-class3	44,698.41	27,627.70	1,170.64
Total net assets-class 3	764,611	289,608	11,728

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
BOND SUBACCOUNT, continued
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	3.45%	0.38%	0.19%(5)
Investment income ratio-class 3(3)	4.69%	4.69%	----

S&P 500 INDEX SUBACCOUNT
Accumulation unit value-class 1	$21.59	$18.94	$18.35	$16.84	$13.32
Prior year accumulation unit value-class 1	$18.94	$18.35	$16.84	$13.32	$17.41
Number of accumulation units outstanding, end of period-class 1	2,318,405.34	2,748,191.91	3,171,141.08	3,377,085.68	3,647,640.38
Change in number of units-class1	(429,786.57)	(422,949.17)	(205,944.60)	(270,554.69)	(650,247.30)
Total net assets-class 1	50,048,174	52,063,314	58,196,294	56,855,264	48,582,704
Payout unit value-class 1	$21.59	$18.94	$18.35	$16.84	$13.32
Prior year payout unit value-class 1	$18.94	$18.35	$16.84	$13.32	$17.41
Number of payout units outstanding, end of period-class 1	32.99	112.38	194.65	280.36	366.95
Change in number of units-payout	(79.39)	(82.28)	(85.71)	(86.60)	(91.28)
Total net assets-payout	712	2,129	3,572	4,720	4,887
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	13.95%	3.24%	9.00%	26.40%	-23.50%
Investment income ratio-class 1(3)	1.49%	1.54%	0.40%	0.90%	0.41%
Accumulation unit value-class 2	$9.60	$8.44	$8.19	$7.53	$5.97
Prior year accumulation unit value-class 2	$8.44	$8.19	$7.53	$5.97	$7.82
Number of accumulation units outstanding, end of period-class 2	247,727.99	272,328.14	255,392.22	201,349.95	121,311.37
Change in number of units-class2	(24,600.15)	16,935.92	54,042.27	80,038.58	41,578.07
Total net assets-class 2	2,377,045	2,297,788	2,091,438	1,515,732	723,969
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	13.72%	3.03%	8.78%	26.14%	-23.66%
Investment income ratio-class 2(3)	1.38%	1.37%	0.35%	0.65%	0.38%
Accumulation unit value-class 3	$12.73	$11.23	$10.93(6)

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
S&P 500 INDEX SUBACCOUNT, continued
Prior year accumulation unit value-class 3	$11.23	$10.93	----
Number of accumulation units outstanding, end of period-class 3	169,180.86	123,874.52	13,391.47
Change in number of units-class3	45,306.34	110,483.05	13,391.47
Total net assets-class 3	2,153,707	1,390,693	146,353
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	13.39%	2.73%	9.29%(5)
Investment income ratio-class3(3)	1.29%	0.33%	----

S&P MIDCAP 400 INDEX SUBACCOUNT
Accumulation unit value-class 1	$18.81	$17.36	$15.70	$13.73	$10.32
Prior year accumulation unit value-class 1	$17.36	$15.70	$13.73	$10.32	$12.31
Number of accumulation units outstanding, end of period-class 1	1,413,718.78	1,473,396.51	1,455,046.90	1,353,385.90	1,203,214.08
Change in number of units-class 1	(59,677.73)	18,349.61	101,661.00	150,171.82	172,598.32
Total net assets-class 1	26,592,493	25,573,876	22,843,087	18,584,100	12,415,846
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	8.37%	10.56%	14.33%	33.07%	-16.20%
Investment income ratio-class 1(3)	0.87%	0.52%	0.25%	0.48%	0.53%
Accumulation unit value-class 2	$15.70	$14.51	$13.15	$11.53	$8.68
Prior year accumulation unit value-class 2	$14.51	$13.15	$11.53	$8.68	$10.38
Number of accumulation units outstanding, end of period-class 2	136,145.20	147,349.70	130,127.46	91,947.62	84,709.63
Change in number of units-class2	(11,204.50)	17,222.25	38,179.84	7,237.99	2,418.79
Total net assets-class 2	2,137,335	2,138,681	1,711,625	1,060,039	735,263
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	8.16%	10.35%	14.09%	32.82%	-16.36%
Investment income ratio-class2(3)	0.83%	0.52%	0.20%	0.49%	0.53%
Accumulation unit value-class 3	$13.42	$12.44	$11.31(6)
Prior year accumulation unit value-class 3	$12.44	$11.31	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
S&P MIDCAP 400 INDEX SUBACCOUNT, continued
Number of accumulation units outstanding, end of period-class 3	180,017.50	114,724.77	16,965.30
Change in number of units-class3	65,292.73	97,759.46	16,965.30
Total net assets-class 3	2,415,659	1,427,594	191,880
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	7.84%	10.02%	13.10%(5)
Investment income ratio-class3(3)	0.71%	0.17%	----

RUSSELL 2000 SMALL CAP INDEX SUBACCOUNT
Accumulation unit value-class 1	$14.94	$12.86	$12.52	$10.77	$7.46
Prior year accumulation unit value-class 1	$12.86	$12.52	$10.77	$7.46	$9.56
Number of accumulation units outstanding, end of period-class 1	810,663.76	826,904.98	840,237.79	733,594.39	549,744.05
Change in number of units-class1	(16,241.22)	(13,332.82)	106,643.40	183,850.34	130,009.95
Total net assets-class 1	12,110,514	10,634,808	10,519,172	7,899,983	4,099,387
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	16.16%	2.73%	16.25%	44.41%	-22.03%
Investment income ratio-class1(3)	0.60%	0.49%	0.19%	0.52%	0.21%
Accumulation unit value-class 2	$14.48	$12.49	$12.19	$ 10.50	$7.29
Prior year accumulation unit value-class 2	$12.49	$12.19	$10.50	$7.29	$9.37
Number of accumulation units outstanding, end of period-class 2	74,919.55	84,700.09	77,177.96	61,834.83	62,448.36
Change in number of units-class2	(9,780.54)	7,522.13	15,343.13	(613.53)	12,398.73
Total net assets-class 2	1,085,146	1,058,265	940,483	649,489	455,099
Expense ratio-class2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	15.93%	2.53%	16.02%	44.13%	-22.19%
Investment income ratio-class2(3)	0.58%	0.46%	0.17%	0.56%	0.20%
Accumulation unit value-class 3	$13.49	$11.67	$11.41(6)
Prior year accumulation unit value-class 3	$11.67	$11.41	----
Number of accumulation units outstanding, end of period-class 3	111,119.23	76,084.53	5,804.86

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
RUSSELL 2000 SMALL CAP INDEX SUBACCOUNT, continued
Change in number of units-class3	35,034.69	70,279.67	5,804.86
Total net assets-class 3	1,498,456	887,623	66,248
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	15.59%	2.22%	14.12%(5)
Investment income ratio-class3(3)	0.53%	0.08%	----

NASDAQ-100 INDEX SUBACCOUNT
Accumulation unit value-class 1	$4.22	$4.00	$4.00	$3.68	$2.51
Prior year accumulation unit value-class 1	$4.00	$4.00	$3.68	$2.51	$4.06
Number of accumulation units outstanding, end of period-class 1	1,020,888.29	1,109,044.39	1,361,584.15	1,303,124.03	802,204.94
Change in number of units-class1	(88,156.10)	(252,539.76)	58,460.12	500,919.09	45,415.12
Total net assets-class 1	4,304,864	4,439,194	5,447,099	4,794,545	2,010,590
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	5.35%	0.05%	8.73%	46.80%	-38.26%
Investment income ratio-class1(3)	0.13%	0.59%	----	----	----
Accumulation unit value-class 2	$4.18	$3.98	$3.98	$3.67	$2.51
Prior year accumulation unit value-class 2	$3.98	$3.98	$3.67	$2.51	$4.07
Number of accumulation units outstanding, end of period-class 2	142,778.97	164,300.86	155,394.44	189,525.65	100,772.14
Change in number of units-class2	(21,521.89)	8,906.43	(34,131.21)	88,753.51	18,241.18
Total net assets-class 2	597,268	653,617	619,091	695,885	252,531
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	5.15%	-0.15%	8.51%	46.52%	-38.38%
Investment income ratio-class2(3)	0.12%	0.52%	----	----	----
Accumulation unit value-class 3	$11.78	$11.23	$11.29(6)
Prior year accumulation unit value-class 3	$11.23	$11.29	----
Number of accumulation units outstanding, end of period-class 3	9,783.99	7,065.75	1,418.21
Change in number of units-class3	2,718.24	5,647.54	1,418.21

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
NASDAQ-100 INDEX SUBACCOUNT, continued
Total net assets-class 3	115,247	79,383	16,005
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	4.84%	-0.45%	12.85%(5)
Investment income ratio-class3(3)	0.11%	0.26%	----

LEHMAN AGGREGATE BOND INDEX SUBACCOUNT
Accumulation unit value-class 1	$10.52	$10.27	$10.24	$10.01(4)
Prior year accumulation unit value-class 1	$10.27	$10.24	$10.01	----
Number of accumulation units outstanding, end of period-class 1	114,728.35	86,289.60	74,770.66	34,419.42
Change in number of units-class1	28,438.75	11,518.94	40,351.24	34,419.42
Total net assets-class 1	1,206,403	886,367	765,580	344,579
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	2.37%	0.32%	2.28%	0.11%(5)
Investment income ratio-class 1(3)	3.84%	3.89%	2.96%	0.91%
Accumulation unit value-class 2	$10.44	$10.22	$10.20	$10.00(4)
Prior year accumulation unit value-class 2	$10.22	$10.20	$10.00	----
Number of accumulation units outstanding, end of period-class 2	44,660.99	37,959.63	35,920.24	9,933.98
Change in number of units-class2	6,701.36	2,039.39	25,986.26	9,933.98
Total net assets-class 2	466,110	387,785	366,534	99,318
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	2.16%	0.11%	2.06%	-0.02%(5)
Investment income ratio-class2(3)	4.28%	3.54%	1.78%	1.69%
Accumulation unit value-class 3	$10.16	$9.97	$9.99(6)
Prior year accumulation unit value-class 3	$9.97	$9.99	----
Number of accumulation units outstanding, end of period-class 3	43,230.74	22,509.86	1,727.22
Change in number of units-class3	20,720.88	20,782.64	1,727.22
Total net assets-class 3	439,162	224,497	17,256

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
LEHMAN AGGREGATE BOND INDEX SUBACCOUNT, continued
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	1.86%	-0.17%	-0.09%(5)
Investment income ratio-class3(3)	3.95%	3.13%	----

EAFE INTERNATIONAL INDEX SUBACCOUNT
Accumulation unit value-class 1	$21.25	$17.13	$15.41	$13.22(4)
Prior year accumulation unit value-class 1	$17.13	$15.41	$13.22	----
Number of accumulation units outstanding, end of period-class 1	167,705.40	99,562.87	70,287.26	13,451.90
Change in number of units-class1	68,142.53	29,275.62	56,835.36	13,451.90
Total net assets-class 1	3,563,115	1,705,628	1,083,080	177,877
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	24.02%	11.17%	16.53%	32.23%(5)
Investment income ratio-class 1(3)	1.32%	0.79%	0.63%	----
Accumulation unit value-class 2	$21.09	$17.04	$15.36	$13.21(4)
Prior year accumulation unit value-class 2	$17.04	$15.36	$13.21	----
Number of accumulation units outstanding, end of period-class 2	20,029.41	16,997.08	14,924.54	5,991.96
Change in number of units-class2	3,032.33	2,072.54	8,932.58	5,991.96
Total net assets-class 2	422,471	289,660	229,202	79,128
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	23.77%	10.97%	16.29%	32.06%(5)
Investment income ratio-class2(3)	1.57%	0.88%	0.67%	----
Accumulation unit value-class 3	$15.39	$12.47	$11.27(6)
Prior year accumulation unit value-class 3	$12.47	$11.27	----
Number of accumulation units outstanding, end of period-class 3	54,984.63	20,768.86	843.85
Change in number of units-class3	34,215.76	19,925.01	843.85
Total net assets-class 3	846,213	259,000	9,511
Expense ratio-class 3(1)	1.75%	1.75%	1.75%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
EAFE INTERNATIONAL INDEX SUBACCOUNT, continued
Total return-class 3(2)	23.41%	10.64%	12.71%(5)
Investment income ratio-class3(3)	1.41%	0.11%	----

DWS VARIABLE SERIES II

MONEY MARKET SUBACCOUNT
Accumulation unit value-class 1	$20.11	$19.46	$19.18	$19.25	$19.35
Prior year accumulation unit value-class 1	$19.46	$19.18	$19.25	$19.35	$19.29
Number of accumulation units outstanding, end of period-class 1	338,943.77	367,445.89	442,132.46	638,133.42	931,729.76
Change in number of units-class1	(28,502.12)	(74,686.57)	(196,000.96)	(293,596.34)	(208,952.10)
Total net assets-class 1	6,817,650	7,151,327	8,481,953	12,286,838	18,025,188
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	3.35%	1.45%	-0.35%	-0.43%	0.24%
Investment income ratio-class 1(3)	4.27%	2.78%	0.83%	0.84%	1.44%
Accumulation unit value-class 2	$10.84	$10.51	$10.38	$10.43	$10.49
Prior year accumulation unit value-class 2	$10.51	$10.38	$10.43	$10.49	$10.49
Number of accumulation units outstanding, end of period-class 2	131,800.23	101,761.81	76,293.79	88,720.06	180,389.51
Change in number of units-class2	30,038.42	25,468.02	(12,426.27)	(91,669.45)	(919,521.71)
Total net assets-class 2	1,428,400	1,069,171	791,734	925,467	1,892,890
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	3.15%	1.24%	-0.52%	-0.59%	0.02%
Investment income ratio-class2(3)	3.54%	3.00%	0.81%	0.95%	2.05%
Accumulation unit value-class 3	$10.38	$10.09	$10.00(6)
Prior year accumulation unit value-class 3	$10.09	$10.00	----
Number of accumulation units outstanding, end of period-class 3	111,543.74	108,769.42	1,648.41
Change in number of units-class3	2,774.32	107,121.01	1,648.41
Total net assets-class 3	1,157,591	1,097,536	16,477
Expense ratio-class 3(1)	1.75%	1.75%	1.75%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

DWS VARIABLE SERIES II, continued

MONEY MARKET SUBACCOUNT, continued
Total return-class 3(2)	2.85%	0.95%	-0.05%(5)
Investment income ratio-class3(3)	3.97%	3.40%	0.06%

DWS VARIABLE SERIES I

CAPITAL GROWTH SUBACCOUNT
Accumulation unit value-class 1	$28.31	$26.40	$24.54	$23.01	$18.36
Prior year accumulation unit value-class 1	$26.40	$24.54	$23.01	$18.36	$26.25
Number of accumulation units outstanding, end of period-class 1	827,378.62	992,651.95	1,197,371.59	1,350,544.48	1,588,747.29
Change in number of units-class1	(165,273.32)	(204,719.64)	(153,172.89)	(238,202.81)	(446,553.85)
Total net assets-class 1	23,419,569	26,210,945	29,379,571	31,073,422	29,169,845
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	7.20%	7.61%	6.64%	25.31%	-30.06%
Investment income ratio-class 1(3)	0.58%	0.99%	0.54%	0.43%	0.34%
Accumulation unit value-class 2	$7.34	$6.86	$6.39	$6.00	$4.80
Prior year accumulation unit value-class 2	$6.86	$6.39	$6.00	$4.80	$6.88
Number of accumulation units outstanding, end of period-class 2	19,345.59	21,838.56	20,975.24	22,988.56	26,454.62
Change in number of units-class2	(2,492.98)	863.32	(2,013.32)	(3,466.06)	(9,860.77)
Total net assets-class 2	142,084	149,911	134,072	138,042	127,004
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	6.99%	7.39%	6.45%	25.08%	-30.20%
Investment income ratio-class2(3)	0.57%	0.95%	0.54%	0.39%	0.40%
Accumulation unit value-class 3	$12.39	$11.61	$10.84(6)
Prior year accumulation unit value-class 3	$11.61	$10.84	----
Number of accumulation units outstanding, end of period-class 3	11,524.74	6,396.15	----
Change in number of units-class3	5,128.59	6,396.15	----
Total net assets-class 3	142,742	74,267	----
Expense ratio-class 3(1)	1.75%	1.75%	1.75%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

DWS VARIABLE SERIES I, continued

CAPITAL GROWTH SUBACCOUNT, continued
Total return-class 3(2)	6.67%	7.08%	8.43%(5)
Investment income ratio-class3(3)	0.55%	0.08%	----

INTERNATIONAL SUBACCOUNT
Accumulation unit value-class 1	$27.18	$21.85	$19.05	$16.55	$13.12
Prior year accumulation unit value-class 1	$21.85	$19.05	$16.55	$13.12	$16.27
Number of accumulation units outstanding, end of period-class 1	760,605.59	808,828.89	930,525.29	1,025,045.10	1,226,695.97
Change in number of units-class1	(45,223.30)	(124,696.40)	(94,519.81)	(201,650.87)	(240,496.13)
Total net assets-class 1	20,673,288	17,610,448	17,723,324	16,963,707	16,088,191
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	24.37%	14.74%	15.09%	26.18%	-19.37%
Investment income ratio-class 1(3)	1.89%	1.57%	1.25%	0.73%	0.88%
Accumulation unit value-class 2	$9.83	$7.92	$6.92	$6.02	$4.78
Prior year accumulation unit value-class 2	$7.92	$6.92	$6.02	$4.78	$5.94
Number of accumulation units outstanding, end of period-class 2	62,559.59	47,552.75	47,498.91	47,599.35	52,491.50
Change in number of units-class2	15,006.85	53.83	(100.44)	(4,892.15)	9,624.36
Total net assets-class 2	615,189	376,756	328,629	286,721	251,091
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	24.12%	14.51%	14.86%	25.93%	-19.54%
Investment income ratio-class2(3)	1.68%	1.55%	1.27%	0.73%	0.81%

AIM VARIABLE INSURANCE FUNDS, INC.
CAPITAL APPRECIATION SUBACCOUNT
Accumulation unit value-class 1	$10.56	$10.06	$9.36	$8.89	$6.95
Prior year accumulation unit value-class 1	$10.06	$9.36	$8.89	$6.95	$9.30
Number of accumulation units outstanding, end of period-class 1	873,732.64	684,079.82	784,272.84	859,121.04	910,348.24
Change in number of units-class1	189,652.81	(100,193.01)	(74,848.20)	(51,227.20)	(141,887.84)

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AIM VARIABLE INSURANCE FUNDS, INC., continued
CAPITAL APPRECIATION SUBACCOUNT, continued
Total net assets-class 1	9,230,128	6,882,431	7,340,731	7,635,679	6,324,790
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	5.00%	7.49%	5.31%	27.92%	-25.29%
Investment income ratio-class 1(3)	0.07%	0.06%	----	----	----
Accumulation unit value-class 2	$6.95	$6.63	$6.18	$5.88	$4.61
Prior year accumulation unit value-class 2	$6.63	$6.18	$5.88	$4.61	$6.18
Number of accumulation units outstanding, end of period-class 2	79,592.12	37,120.68	42,442.13	41,220.60	37,982.92
Change in number of units-class2	42,471.44	(5,321.45)	1,221.53	3,237.68	(12,010.01)
Total net assets-class 2	553,172	246,185	262,360	242,455	175,004
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	4.80%	7.29%	5.10%	27.66%	-25.44%
Investment income ratio-class2(3)	0.08%	0.06%	----	----	----
Accumulation unit value-class 3	$12.34	$11.81	$11.04(6)
Prior year accumulation unit value-class 3	$11.81	$11.04	----
Number of accumulation units outstanding, end of period-class 3	38,247.69	22,088.38	3,547.59
Change in number of units-class3	16,159.31	18,540.78	3,547.59
Total net assets-class 3	472,131	260,962	39,183
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	4.48%	6.97%	10.45%(5)
Investment income ratio-class3(3)	0.07%	0.10%	----

GROWTH SUBACCOUNT
Accumulation unit value-class 1	----	$4.86	$4.58	$4.29	$3.31
Prior year accumulation unit value-class 1	$4.86	$4.58	$4.29	$3.31	$4.85
Number of accumulation units outstanding, end of period-class 1	----	522,519.82	496,080.11	360,350.88	235,244.75
Change in number of units-class1	(522,519.82)	26,439.71	135,729.23	125,106.13	53,666.00
Total net assets-class 1	----	2,540,470	2,272,176	1,544,194	777,752

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AIM VARIABLE INSURANCE FUNDS, INC., continued
GROWTH SUBACCOUNT, continued
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	----	6.15%	6.88%	29.61%	-31.83%
Investment income ratio-class1(3)	----	----	----	----	----
Accumulation unit value-class 2	----	$4.88	$4.60	$4.32	$3.34
Prior year accumulation unit value-class 2	$4.88	$4.60	$4.32	$3.34	$4.90
Number of accumulation units outstanding, end of period-class 2	----	54,917.68	40,634.68	21,713.21	18,354.07
Change in number of units-class2	(54,917.68)	14,283.00	18,921.47	3,359.14	(2,467.24)
Total net assets-class 2	----	267,907	187,115	93,728	61,244
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	----	5.94%	6.68%	29.36%	-31.96%
Investment income ratio-class2(3)	----	----	----	----	----

BASIC BALANCED SUBACCOUNT
Accumulation unit value-class 3	$12.09	$11.13	$10.76(6)
Prior year accumulation unit value-class 3	$11.13	$10.76	----
Number of accumulation units outstanding, end of period-class 3	9,374.43	3,047.59	117.08
Change in number of units-class3	6,326.84	2,930.50	117.08
Total net assets-class 3	113,370	33,919	1,259
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	8.66%	3.47%	7.57%(5)
Investment Income ratio-class3(3)	2.93%	2.64%	1.40%

BASIC VALUE SUBACCOUNT
Accumulation unit value-class 3	$12.92	$11.61	$11.17(6)
Prior year accumulation unit value-class 3	$11.61	$11.17	----
Number of accumulation units outstanding, end of period-class 3	11,901.81	2,204.11	448.63
Change in number of units-class3	9,697.70	1,755.48	448.63

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AIM VARIABLE INSURANCE FUNDS, INC., continued
BASIC VALUE SUBACCOUNT, continued
Total net assets-class 3	153,765	25,591	5,012
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	11.27%	3.92%	11.72%(5)
Investment income ratio-class3(3)	6.99%	0.10%	----

MFS VARIABLE INSURANCE TRUST

INVESTORS TRUST SUBACCOUNT
Accumulation unit value-class 1	$18.53	$16.60	$15.67	$14.24	$11.81
Prior year accumulation unit value-class 1	$16.60	$15.67	$14.24	$11.81	$15.12
Number of accumulation units outstanding, end of period-class 1	757,012.83	899,510.00	1,056,026.70	1,266,221.76	1,618,398.26
Change in number of units-class1	(142,497.17)	(156,516.70)	(210,195.06)	(352,176.50)	(359,005.68)
Total net assets-class 1	14,030,120	14,936,256	16,543,440	18,036,215	19,107,214
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	11.61%	5.99%	9.98%	20.65%	-21.94%
Investment income ratio-class1(3)	0.49%	0.55%	0.61%	0.65%	0.56%
Accumulation unit value-class 2	$9.91	$8.90	$8.41	$7.66	$6.36
Prior year accumulation unit value-class 2	$8.90	$8.41	$7.66	$6.36	$8.17
Number of accumulation units outstanding, end of period-class 2	26,701.13	28,817.28	27,011.26	34,414.52	22,439.53
Change in number of units-class2	(2,116.14)	1,806.02	(7,403.26)	11,974.99	1,206.24
Total net assets-class 2	264,620	256,401	227,213	263,722	142,826
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	11.38%	5.77%	9.77%	20.40%	-22.09%
Investment income ratio-class2(3)	0.50%	0.55%	0.68%	0.53%	0.67%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

MFS VARIABLE INSURANCE TRUST, continued

HIGH INCOME SUBACCOUNT
Accumulation unit value-class 1	$16.38	$15.02	$14.88	$13.80	$11.85
Prior year accumulation unit value-class 1	$15.02	$14.88	$13.80	$11.85	$11.69
Number of accumulation units outstanding, end of period-class 1	448,138.56	482,555.97	507,328.47	484,013.81	455,156.94
Change in number of units-class1	(34,417.41)	(24,772.49)	23,314.66	28,856.87	(81,646.68)
Total net assets-class 1	7,340,300	7,248,493	7,550,818	6,681,724	5,392,313
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	9.04%	0.92%	7.81%	16.52%	1.32%
Investment income ratio-class1(3)	7.32%	6.47%	4.49%	4.05%	7.38%
Accumulation unit value-class 2	$12.88	$11.84	$11.76	$10.93	$9.40
Prior year accumulation unit value-class 2	$11.84	$11.76	$10.93	$9.40	$9.30
Number of accumulation units outstanding, end of period-class 2	39,566.43	50,089.04	45,083.25	34,209.48	22,611.32
Change in number of units-class2	(10,522.61)	5,005.79	10,873.77	11,598.16	(22,637.25)
Total net assets-class 2	509,626	592,963	530,083	373,872	212,541
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	8.80%	0.68%	7.58%	16.27%	1.09%
Investment income ratio-class2(3)	8.58%	7.17%	4.28%	3.52%	10.04%
Accumulation unit value-class 3	$11.19	$10.31	$10.27(6)
Prior year accumulation unit value-class 3	$10.31	$10.27	-----
Number of accumulation units outstanding, end of period-class 3	57,327.97	31,781.86	10,291.80
Change in number of units-class3	25,546.11	21,490.06	10,291.80
Total net assets-class 3	641,242	327,718	105,713
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	8.48%	0.39%	2.72%(5)
Investment income ratio-class3(3)	5.89%	5.10%	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

MFS VARIABLE INSURANCE TRUST, continued

EMERGING GROWTH SUBACCOUNT
Accumulation unit value-class 1	$16.14	$15.14	$14.04	$12.59	$9.78
Prior year accumulation unit value-class 1	$15.14	$14.04	$12.59	$9.78	$14.96
Number of accumulation units outstanding, end of period-class 1	807,756.23	979,810.54	1,170,724.42	1,326,242.36	1,485,090.97
Change in number of units-class1	(172,054.31)	(190,913.88)	(155,517.94)	(158,848.61)	(378,254.05)
Total net assets-class 1	13,034,027	14,835,311	16,438,025	16,690,999	14,531,303
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	6.57%	7.83%	11.57%	28.62%	-34.58%
Investment income ratio-class1(3)	----	----	----	----	----
Accumulation unit value-class 2	$5.72	$5.38	$5.00	$4.49	$3.50
Prior year accumulation unit value-class 2	$5.38	$5.00	$4.49	$3.50	$5.36
Number of accumulation units outstanding, end of period-class 2	61,439.77	60,769.85	46,342.24	49,561.70	56,912.99
Change in number of units-class2	669.92	14,427.61	(3,219.46)	(7,351.29)	(18,722.47)
Total net assets-class 2	351,481	326,870	231,591	222,464	198,996
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	6.36%	7.63%	11.33%	28.38%	-34.71%
Investment income ratio-class2(3)	----	----	----	----	----

TOTAL RETURN SUBACCOUNT
Accumulation unit value-class 1	$14.71	$13.31	$13.11	$11.92	$10.38
Prior year accumulation unit value-class 1	$13.31	$13.11	$11.92	$10.38	$11.08
Number of accumulation units outstanding, end of period-class 1	455,695.76	512,385.94	440,733.64	387,132.97	376,461.60
Change in number of units-class1	(56,690.18)	71,652.30	53,600.67	10,671.37	61,843.86
Total net assets-class 1	6,704,655	6,820,364	5,776,643	4,615,310	3,906,286
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	10.53%	1.56%	9.94%	14.89%	-6.33%
Investment income ratio-class 1(3)	2.26%	2.03%	1.58%	1.71%	1.66%
Accumulation unit value-class 2	$14.58	$13.22	$13.04	$11.89	$10.37

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

MFS VARIABLE INSURANCE TRUST, continued

TOTAL RETURN SUBACCOUNT, continued
Prior year accumulation unit value-class 2	$13.22	$13.04	$11.89	$10.37	$11.09
Number of accumulation units outstanding, end of period-class 2	59,987.76	73.226.66	74,011.79	48,515.02	49,271.07
Change in number of units-class2	(13,238.90)	(785.13)	25,496.77	(756.05)	5,468.98
Total net assets-class 2	874,644	968,002	965,294	576,649	510,727
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	10.30%	1.36%	9.73%	14.67%	-6.53%
Investment income ratio-class 2(3)	2.25%	1.98%	1.27%	1.61%	1.88%
Accumulation unit value-class 3	$11.83	$10.76	$10.64(6)
Prior year accumulation unit value-class 3	$10.76	$10.64	----
Number of accumulation units outstanding, end of period-class 3	31,853.53	31,650.28	376.43
Change in number of units-class 3	203.25	31,273.84	376.43
Total net assets-class 3	376,772	340,404	4,007
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	9.98%	1.04%	6.45%(5)
Investment income ratio-class 3(3)	2.24%	0.93%	----

NEW DISCOVERY SUBACCOUNT
Accumulation unit value-class 1	$9.77	$8.74	$8.41	$7.99	$6.05
Prior year accumulation unit value-class 1	$8.74	$8.41	$7.99	$6.05	$8.96
Number of accumulation units outstanding, end of period-class 1	389,166.54	375,933.26	397,752.51	338,916.64	247,919.43
Change in number of units-class 1	13,233.28	(21,819.25)	58,835.87	90,997.21	77,391.54
Total net assets-class 1	3,803,667	3,285,792	3,344,478	2,708,944	1,500,460
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	11.82%	3.95%	5.20%	32.07%	-32.47%
Investment income ratio-class 1(3)	----	----	----	----	----
Accumulation unit value-class 2	$9.08	$8.13	$7.84	$7.47	$5.67
Prior year accumulation unit value-class 2	$8.13	$7.84	$7.47	$5.67	$8.41

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

MFS VARIABLE INSURANCE TRUST, continued

NEW DISCOVERY SUBACCOUNT, continued
Number of accumulation units outstanding, end of period-class 2	49,810.49	57,211.04	51,631.19	44,553.00	36,313.22
Change in number of units-class2	(7,400.55)	5,579.85	7,078.19	8,239.78	4,028.44
Total net assets-class 2	452,160	465,327	404,806	332,680	205,721
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	11.61%	3.74%	5.00%	31.81%	-32.62%
Investment income ratio-class2(3)	----	----	----	----	----
Accumulation unit value-class 3	$13.27	$11.93	$11.53(6)
Prior year accumulation unit value-class 3	$11.93	$11.53	----
Number of accumulation units outstanding, end of period-class 3	39,171.90	20,131.20	718.14
Change in number of units-class3	19,040.71	19,413.06	718.14
Total net assets-class 3	519,871	240,097	8,281
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	11.28%	3.43%	15.31%(5)
Investment income ratio-class3(3)	----	----	----

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
INCOME & GROWTH SUBACCOUNT
Accumulation unit value-class 1	$11.09	$9.59	$9.28	$8.31	$6.51
Prior year accumulation unit value-class 1	$9.59	$9.28	$8.31	$6.51	$8.17
Number of accumulation units outstanding, end of period-class 1	183,944.76	191.577.71	167,925.10	117,499.36	87,468.64
Change in number of units-class1	(7,632.96)	23,652.61	50,425.74	30,030.72	27,740.39
Total net assets-class 1	2,040,164	1,837,240	1,558,248	976,975	569,264
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	15.65%	3.35%	11.60%	27.76%	-20.36%
Investment income ratio-class1(3)	1.71%	1.97%	1.15%	1.01%	0.89%
Accumulation unit value-class 2	$11.17	$9.68	$9.38	$8.42	$6.61
Prior year accumulation unit value-class 2	$9.68	$9.38	$8.42	$6.61	$8.31

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., continued
INCOME & GROWTH SUBACCOUNT, continued
Number of accumulation units outstanding, end of period-class 2	42,980.57	46,128.45	43,024.35	30,461.21	18,473.91
Change in number of units-class2	(3,147.88)	3,104.10	12,563.14	11,987.30	2,892.94
Total net assets-class 2	480,070	446,393	403,697	256,630	122,061
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	15.42%	3.14%	11.37%	27.51%	-20.52%
Investment income ratio-class2(3)	1.75%	1.81%	1.08%	0.87%	0.93%
Accumulation unit value-class 3	$12.98	$11.28	$10.97(6)
Prior year accumulation unit value-class 3	$11.28	$10.97	----
Number of accumulation units outstanding, end of period-class 3	22,855.30	14,065.94	7,076.12
Change in number of units-class3	8,789.36	6,989.82	7,076.12
Total net assets-class 3	296,648	158,639	77,607
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	15.08%	2.83%	9.67%(5)
Investment income ratio-class3(3)	1.39%	1.32%	----

VALUE SUBACCOUNT
Accumulation unit value-class 1	$20.23	$17.26	$16.64	$14.73	$11.57
Prior year accumulation unit value-class 1	$17.26	$16.64	$14.73	$11.57	$13.40
Number of accumulation units outstanding, end of period-class 1	452,558.11	493,052.20	465,871.27	433,219.53	414,792.73
Change in number of units-class 1	(40,494.09)	27,180.93	32,651.74	18,426.80	73,205.02
Total net assets-class 1	9,155,338	8,510,574	7,750,542	6,382,602	4,797,767
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	17.20%	3.75%	12.92%	27.37%	-13.70%
Investment income ratio-class1(3)	1.28%	0.85%	0.96%	0.97%	0.92%
Accumulation unit value-class 2	$20.30	$17.36	$16.76	$14.87	$11.70
Prior year accumulation unit value-class 2	$17.36	$16.76	$14.87	$11.70	$13.59
Number of accumulation units outstanding, end of period-class 2	53,626.26	59,960.54	57,197.36	47,860.73	35,494.34

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., continued
VALUE SUBACCOUNT, continued
Change in number of units-class2	(6,334.28)	2,763.18	9,336.63	12,366.39	327.44
Total net assets-class 2	1,088,593	1,040,616	958,877	711,904	415,349
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	16.97%	3.52%	12.71%	27.11%	-13.87%
Investment income ratio-class 2(3)	1.29%	0.88%	0.91%	0.79%	1.03%
Accumulation unit value-class 3	$13.32	$11.42	$11.06(6)
Prior year accumulation unit value-class 3	$11.42	$11.06	----
Number of accumulation units outstanding, end of period-class 3	46,718.34	30,318.82	5,159.79
Change in number of units-class3	16,399.52	25,159.03	5,159.79
Total net assets-class 3	622,286	346,272	57,090
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	16.63%	3.22%	10.64%(5)
Investment income ratio-class3(3)	1.08%	0.27%	----

INTERNATIONAL SUBACCOUNT
Accumulation unit value-class 3	$15.44	$12.56	$11.29(6)
Prior year accumulation unit value-class 3	$12.56	$11.29	----
Number of accumulation units outstanding, end of period-class 3	27,986.43	15,830.63	447.50
Change in number of units-class3	12,155.81	15,383.12	447.50
Total net assets-class 3	431,997	198,842	5,050
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	22.89%	11.30%	12.85%(5)
Investment income ratio-class3(3)	1.07%	0.35%	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

OPPENHEIMER VARIABLE ACCOUNT FUNDS

MAIN STREET SUBACCOUNT
Accumulation unit value-class1	$10.38	$9.14	$8.73	$8.07	$6.45
Prior year accumulation unit value-class1	$9.14	$8.73	$8.07	$6.45	$8.04
Number of accumulation units outstanding, end of period-class 1	500,440.38	474,032.25	473,852.32	480,305.05	380,438.35
Change in number of units-class1	26,408.13	179.93	(6,452.73)	99,866.70	116,891.86
Total net assets-class1	5,194,268	4,330,564	4,135,920	3,877,906	2,454,143
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	13.61%	4.67%	8.11%	25.16%	-19.80%
Investment income ratio-class1(3)	1.06%	1.30%	0.83%	0.85%	0.69%
Accumulation unit value-class2	$10.23	$9.02	$8.64	$8.00	$6.41
Prior year accumulation unit value-class2	$9.02	$8.64	$8.00	$6.41	$8.01
Number of accumulation units outstanding, end of period-class 2	43,648.47	63,697.46	69,395.97	70,514.64	51,390.05
Change in number of units-class2	(20,048.99)	(5,698.51)	(1,118.67)	19,124.59	92.17
Total net assets-class2	446,477	574,613	599,253	564,361	329,280
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	13.39%	4.47%	7.89%	24.91%	-19.96%
Investment income ratio-class2(3)	1.26%	1.33%	0.85%	0.75%	0.76%
Accumulation unit value-class3	$12.83	$11.35	$10.89(6)
Prior year accumulation unit value-class3	$11.35	$10.89	----
Number of accumulation units outstanding, end of period-class 3	20,223.47	10,234.29	865.68
Change in number of units-class3	9,989.18	9,368.61	865.68
Total net assets-class3	259,413	116,125	9,432
Expense ratio-class3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	13.05%	4.15%	8.95%(5)
Investment income ratio-class3(3)	0.80%	0.20%	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

OPPENHEIMER VARIABLE ACCOUNT FUNDS, continued

GLOBAL SECURITIES SUBACCOUNT
Accumulation unit value-class1	$14.03	$12.07	$10.69	$9.08	$6.43
Prior year accumulation unit value-class1	$12.07	$10.69	$9.08	$6.43	$8.36
Number of accumulation units outstanding, end of period-class 1	486,948.79	378,651.89	287,133.15	213,656.46	138,981.85
Change in number of units-class1	108,296.90	91,518.74	73,476.69	74,674.61	65,756.23
Total net assets-class 1	6,830,389	4,569,189	3,068,994	1,940,387	893,492
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	16.24%	12.90%	17.69%	41.27%	-23.09%
Investment income ratio-class1(3)	5.75%	0.88%	1.06%	0.56%	0.45%
Accumulation unit value-class2	$13.58	$11.70	$10.39	$8.84	$6.27
Prior year accumulation unit value-class2	$11.70	$10.39	$8.84	$6.27	$8.17
Number of accumulation units outstanding, end of period-class 2	51,818.62	33,529.46	28,702.95	25,489.46	25,480.70
Change in number of units-class2	18,289.16	4,826.51	3,213.49	8.76	6,938.44
Total net assets-class2	703,515	392,353	298,080	225,374	159,812
Expense ratio-class 2 (1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	16.02%	12.68%	17.45%	40.98%	-23.25%
Investment income ratio-class2(3)	4.82%	1.00%	1.25%	0.64%	0.53%
Accumulation unit value-class3	$14.98	$12.95	$11.53(6)
Prior year accumulation unit value-class3	$12.95	$11.53	----
Number of accumulation units outstanding, end of period-class 3	45,347.58	23,042.47	2,448.93
Change in number of units-class3	22,305.10	20,593.55	2,448.93
Total net assets-class3	679,236	298,357	28,228
Expenseratio-class 3 (1)	1.75%	1.75%	1.75%
Total return-class 3(2)	15.68%	12.33%	15.27%(5)
Investment income ratio-class 3(3)	4.15%	0.26%	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

OPPENHEIMER VARIABLE ACCOUNT FUNDS, continued

CAPITAL APPRECIATION SUBACCOUNT
Accumulation unit value-class3	$11.89	$11.21	$10.85(6)
Prior year accumulation unit value-class3	$11.21	$10.85	-----
Number of accumulation units outstanding, end of period-class 3	6,990.82	2,109.28	-----
Change in number of units-class3	4,881.54	2,109.28	-----
Total net assets-class3	83,144	23,645	-----
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	6.10%	3.29%	8.53%(5)
Investment income ratio-class3(3)	0.17%	-----	-----

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
FOREIGN SECURITIES SUBACCOUNT
Accumulation unit value-class 1	$18.32	$15.28	$14.04	$11.99	$9.18
Prior year accumulation unit value-class 1	$15.28	$14.04	$11.99	$9.18	$11.42
Number of accumulation units outstanding, end of period-class 1	644,744.94	647,309.49	652,270.13	591,135.47	564,354.43
Change in number of units--class1	(2,564.54)	(4,960.64)	61,134.66	26,781.04	84,820.22
Total net assets-class 1	11,814,215	9,888,164	9,156,535	7,089,127	5,182,760
Expense ratio--class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	19.95%	8.82%	17.06%	30.59%	-19.57%
Investment income ratio-class1(3)	1.22%	1.15%	1.05%	1.51%	1.65%
Accumulation unit value-class 2	$12.70	$10.60	$9.77	$8.36	$6.41
Prior year accumulation unit value-class 2	$10.60	$9.77	$8.36	$6.41	$7.99
Number of accumulation units outstanding, end of period-class 2	78,662.53	72,823.65	55,682.19	37,017.54	23,989.30
Change in number of units-class2	5,838.88	17,141.47	18,664.65	13,028.24	15,590.38
Total net assets-class 2	998,662	772,211	543,772	309,425	153,862
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	19.73%	8.58%	16.83%	30.33%	-19.73%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, continued
FOREIGN SECURITIES SUBACCOUNT, continued
Investment income ratio-class2(3)	1.16%	1.24%	0.89%	1.29%	8.85%
Accumulation unit value-class 3	$14.54	$12.18	$11.25(6)
Prior year accumulation unit value-class 3	$12.18	$11.25	----
Number of accumulation units outstanding, end of period-class 3	60,392.85	35,734.12	7,904.88
Change in number of units-class3	24,658.73	27,829.24	7,904.88
Total net assets-class 3	878,051	435,251	88,930
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	19.37%	8.27%	12.50%(5)
Investment income ratio-class3(3)	1.17%	0.91%	----

GROWTH SECURITIES SUBACCOUNT
Accumulation unit value-class 3	$14.23	$11.88	$11.11(6)
Prior year accumulation unit value-class 3	$11.88	$11.11	----
Number of accumulation units outstanding, end of period-class 3	19,850.62	11,709.53	526.83
Change in number of units-class3	8,141.09	11,182.70	526.83
Total net assets-class 3	282,409	139,142	5,852
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	19.72%	6.98%	11.07%(5)
Investment income ratio-class3(3)	5.17%	1.32%	----

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

GUARDIAN SUBACCOUNT
Accumulation unit value-class 1	$12.10	$10.81	$10.10	$8.83	$6.78
Prior year accumulation unit value-class 1	$10.81	$10.10	$8.83	$6.78	$9.34
Number of accumulation units outstanding, end of period-class 1	484,706.00	486,873.93	478,003.29	364,534.27	278,742.36
Change in number of units-class1	(2,167.94)	8,870.64	113,469.12	85,791.81	151,872.56

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, continued

GUARDIAN SUBACCOUNT, continued
Total net assets-class 1	5,866,963	5,262,693	4,825,821	3,217,557	1,890,403
Expense ratio-class 1 (1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	11.98%	7.07%	14.38%	30.15%	-27.35%
Investment income ratio-class1(3)	0.67%	0.15%	0.13%	0.89%	0.51%
Accumulation unit value-class 2	$12.06	$10.79	$10.10	$8.85	$6.81
Prior year accumulation unit value-class 2	$10.79	$10.10	$8.85	$6.81	$9.40
Number of accumulation units outstanding, end of period-class 2	57,022.38	56,142.17	50,043.08	41,943.34	28,579.16
Change in number of units-class2	880.22	6,099.09	8,099.74	13,364.18	9,159.93
Total net assets-class 2	687,764	605,873	505,469	371,102	194,700
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	11.76%	6.84%	14.16%	29.87%	-27.50%
Investment income ratio-class2(3)	0.72%	0.15%	0.12%	0.97%	0.72%

ALGER AMERICAN FUND

LEVERAGED ALLCAP SUBACCOUNT
Accumulation unit value-class 1	$11.43	$9.70	$8.58	$8.03	$6.03
Prior year accumulation unit value-class 1	$9.70	$8.58	$8.03	$6.03	$9.24
Number of accumulation units outstanding, end of period-class 1	191,243.26	114,409.35	88,863.65	76,154.66	25,325.33
Change in number of units-class 1	76,833.90	25,545.71	12,708.99	50,829.33	20,071.73
Total net assets-class 1	2,185,015	1,109,579	762,479	611,531	152,826
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	17.81%	13.03%	6.85%	33.07%	-34.73%
Investment income ratio-class1(3)	----	----	----	----	0.01%
Accumulation unit value-class 2	$11.30	$9.61	$8.52	$7.99	$6.01
Prior year accumulation unit value-class 2	$9.61	$8.52	$7.99	$6.01	$9.23
Number of accumulation units outstanding, end of period-class 2	31,394.23	9,228.48	9,415.76	7,765.36	1,917.39

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

ALGER AMERICAN FUND, continued

LEVERAGED ALLCAP SUBACCOUNT, continued
Change in number of units-class2	22,165.74	(187.28)	1,650.40	5,847.97	556.65
Total net assets-class 2	354,637	88,674	80,201	62,023	11,532
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	17.56%	12.81%	6.64%	32.80%	-34.86%
Investment income ratio-class2(3)	----	----	----	----	0.01%
Accumulation unit value-class 3	$14.92	$12.72	$11.31(6)
Prior year accumulation unit value-class 3	$12.72	$11.31	----
Number of accumulation units outstanding, end of period-class 3	14,688.38	5,265.96	----
Change in number of units-class 3	9,422.42	5,265.96	----
Total net assets-class 3	219,077	66,999	----
Expense ratio--class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	17.23%	12.48%	13.12%(5)
Investment income ratio-class3(3)	----	----	----

MIDCAP GROWTH SUBACCOUNT
Accumulation unit value-class 1	$12.96	$11.91	$10.98	$9.83	$6.74
Prior year accumulation unit value-class 1	$11.91	$10.98	$9.83	$6.74	$9.68
Number of accumulation units outstanding, end of period-class 1	310,061.71	316,558.27	298,776.71	193,362.12	48,713.41
Change in number of units-class1	(6,496.57)	17,781.57	105,414.59	144,648.71	29,524.68
Total net assets-class 1	4,017,057	3,769,934	3,280,461	1,901,639	328,180
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	8.79%	8.47%	11.64%	45.98%	-30.41%
Investment income ratio-class1(3)	14.73%	----	----	----	----
Accumulation unit value-class 2	$12.81	$11.80	$10.90	$9.78	$6.71
Prior year accumulation unit value-class 2	$11.80	$10.90	$9.78	$6.71	$9.67
Number of accumulation units outstanding, end of period-class 2	11,158.92	10,102.87	12,814.68	11,564.73	2,437.39
Change in number of units-class2	1,056.05	(2,711.81)	1,249.95	9,127.34	1,031.61

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002

ALGER AMERICAN FUND, continued

MIDCAP GROWTH SUBACCOUNT, continued
Total net assets-class 2	142,953	119,197	139,656	113,114	16,365
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class2(2)	8.58%	8.26%	11.42%	45.68%	-30.55%
Investment income ratio-class2(3)	18.52%	----	----	----	----
Accumulation unit value-class 3	$13.55	$12.51	$11.59(6)
Prior year accumulation unit value-class 3	$12.51	$11.59	----
Number of accumulation units outstanding, end of period-class 3	36,801.26	22,909.05	----
Change in number of units-class3	13,892.21	22,909.05	----
Total net assets-class 3	498,488	286,629	----
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	8.26%	7.94%	15.92%(5)
Investment income ratio-class3(3)	14.03%	----	----

SELIGMAN PORTFOLIOS, INC.
COMM. & INFORMATION SUBACCOUNT
Accumulation unit value-class1	$11.41	$9.47	$8.91	$8.14	$5.72
Prioryearaccumulation unit value-class1	$9.47	$8.91	$8.14	$5.72	$9.09
Number of accumulation units outstanding, end ofperiod-class 1	124,478.11	106,232.58	113,375.97	95,330.97	48,327.72
Change in number of units-class1	18,245.52	(7,143.39)	18,045.00	47,003.25	15,668.27
Total net assets-class1	1,420,132	1,005,674	1,010,721	776,196	276,563
Expense ratio-class1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	20.51%	6.19%	9.49%	42.28%	-37.03%
Investment income ratio-class1(3)	----	----	----	----	----
Accumulation unitvalue-class 2	$11.28	$9.38	$8.85	$8.10	$5.70
Prior year accumulation unit value-class2	$9.38	$8.85	$8.10	$5.70	$9.08
Number of accumulation units outstanding, end of period-class2	19,452.62	16,177.78	18,677.47	19,980.55	15,655.18
Change in number of units-class2	3,274.84	(2,499.68)	(1,303.08)	4,325.37	1,934.20

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SELIGMAN PORTFOLIOS, INC., continued
COMM. & INFORMATION SUBACCOUNT, continued
Total net assets-class2	219,519	151,778	165,322	161,858	89,311
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	20.28%	5.99%	9.27%	42.00%	-37.14%
Investment income ratio-class2(3)	----	----	----	----	----
Accumulation unit value-class3	$14.82	$12.36	$11.70(6)
Prior year accumulation unit value-class3	$12.36	$11.70	----
Number of accumulation units outstanding, end of period-class 3	6,395.82	2,215.63	498.60
Change in number of units-class3	4,180.19	1,717.03	498.60
Total net assets-class3	94,814	27,388	5,832
Expense ratio-class3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	19.93%	5.68%	16.97%(5)
Investment income ratio-class 3(3)	----	----	----

SMALLER-CAP VALUE SUBACCOUNT
Accumulation unit value-class1	$19.88	$16.64	$17.57	$14.87	$10.07
Prior year accumulation unit value-class1	$16.64	$17.57	$14.87	$10.07	$12.07
Number of accumulation units outstanding, end of period-class1	530,967.65	5 99,025.02	5 58,958.62	419,944.98	263,920.64
Change in number of units-class1	(68,057.36)	40,066.40	139,013.64	156,024.34	176,127.56
Total net assets-class 1	10,556,653	9,966,542	9,821,590	6,246,136	2,657,266
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	19.50%	-5.31%	18.14%	47.73%	-16.56%
Investment income ratio-class 1(3)	----	10.27%	0.19%	0.80%	----
Accumulation unit value-class2	$19.66	$16.49	$17.44	$14.80	$10.04
Prior year accumulation unit value-class2	$16.49	$17.44	$14.80	$10.04	$12.05
Number of accumulation units outstanding, end of period-class2	46,666.00	50,744.62	47,620.99	36,197.45	33,197.44
Change in number of units-class2	(4,078.62)	3,123.63	11,423.54	3,000.01	13,857.29
Total net assets-class2	917,590	836,526	830,672	535,582	333,143

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SELIGMAN PORTFOLIOS, INC., continued
SMALLER-CAP VALUE SUBACCOUNT, continued
Expense ratio-class 2 (1)	1.45%	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	19.28%	-5.49%	17.89%	47.44%	-16.73%
Investment income ratio-class 2(3)	----	10.41%	0.19%	0.73%	----
Accumulation unit value-class3	$12.96	$10.90	$11.57(6)
Prior year accumulation unit value-class3	$10.90	$11.57	----
Number of accumulation units outstanding, end of period-class 3	69,040.27	40,263.42	12,464.16
Change in number of units-class3	28,776.85	27,799.26	12,464.16
Total net assets-class 3	894,706	438,757	144,163
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	18.92%	-5.78%	15.66%(5)
Investment income ratio-class3(3)	----	16.16%	0.12%

UNIVERSAL INSTITUTIONAL FUNDS, INC
CORE PLUS FIXED INCOME SUBACCOUNT
Accumulation unit value-class 1	$11.05	$10.78	$10.47	$10.16(4)
Prior year accumulation unit value-class 1	$10.78	$10.47	$10.16	----
Number of accumulation units outstanding, end of period-class 1	172,148.63	118,923.10	48,280.54	20,580.95
Change in number of units-class 1	53,225.52	70,642.57	27,699.59	20,580.95
Total net assets-class 1	1,902,001	1,282,278	505,686	209,070
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	2.47%	2.95%	3.11%	1.58%(5)
Investment income ratio-class 1(3)	4.84%	4.95%	3.77%	0.03%
Accumulation unit value-class 2	$10.96	$10.72	$10.44	$10.14(4)
Prior year accumulation unit value-class 2	$10.72	$10.44	$10.14	----
Number of accumulation units outstanding, end of period-class 2	24,233.37	36,681.29	11,583.36	1,163.96
Change in number of units-class 2	(12,447.92)	25,097.93	10,419.40	1,163.96
Total net assets-class 2	265,614	393,187	120,873	11,807
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
UNIVERSAL INSTITUTIONAL FUNDS, INC., continued
CORE PLUS FIXED INCOME SUBACCOUNT, continued
Total return-class 2(2)	2.25%	2.72%	2.87%	1.44%(5)
Investment income ratio-class 2(3)	3.62%	4.13%	0.76%	0.01%
Accumulation unit value-class 3	$10.48	$10.28	$10.04(6)
Prior year accumulation unit value-class 3	$10.28	$10.04	----
Number of accumulation units outstanding, end of period-class 3	88,534.04	47,458.24	10,405.64
Change in number of units-class 3	41,075.80	37,052.60	10,405.64
Total net assets-class 3	928,239	488,064	104,492
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	1.95%	2.41%	0.42%(5)
Investment income ratio-class 3(3)	4.35%	4.55%	----

U.S. REAL ESTATE SUBACCOUNT
Accumulation unit value-class 1	$27.36	$20.07	$17.36	$12.89(4)
Prior year accumulation unit value-class 1	$20.07	$17.36	$12.89	----
Number of accumulation units outstanding, end of period-class 1	328,620.09	270,350.03	163,334.02	67,096.47
Change in number of units-class 1	58,270.07	107,016.01	96,237.55	67,096.47
Total net assets-class 1	8,992,107	5,425,309	2,835,198	864,612
Expense ratio-class 1(1)	1.25%	1.25%	1.25%	1.25%
Total return-class 1(2)	36.35%	15.61%	34.71%	28.86%(5)
Investment income ratio-class 1(3)	7.78%	3.95%	3.05%	----
Accumulation unit value-class 2	$27.17	$19.96	$17.30	$12.87(4)
Prior year accumulation unit value-class 2	$19.96	$17.30	$12.87	----
Number of accumulation units outstanding, end of period-class 2	37,178.91	27,442.89	33,442.30	5,795.12
Change in number of units-class 2	9,736.02	(5,999.42)	27,647.18	5,795.12
Total net assets-class 2	1,009,994	547,846	578,646	74,582
Expense ratio-class 2(1)	1.45%	1.45%	1.45%	1.45%
Total return-class 2(2)	36.08%	15.38%	34.45%	28.70%(5)
Investment income ratio-class 2(3)	7.80%	3.23%	1.68%	----
Accumulation unit value-class 3	$17.52	$12.91	$11.23(6)
Prior year accumulation unit value-class 3	$12.91	$11.23	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
UNIVERSAL INSTITUTIONAL FUNDS, INC., continued
U.S. REAL ESTATE SUBACCOUNT, continued
Number of accumulation units outstanding, end of period-class 3	79,832.09	65,505.67	5,063.74
Change in number of units-class 3	14,326.41	60,441.93	5,063.74
Total net assets-class 3	1,398,758	845,880	56,842
Expense ratio-class 3(1)	1.75%	1.75%	1.75%
Total return-class 3(2)	35.69%	15.04%	12.25%(5)
Investment income ratio-class 3(3)	8.34%	0.90%	----

(1)     These amounts represent the annualized contract expenses of the separate account consisting primarily of mortality and expense charges for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.  For this separate account, charges made through the redemption of units range from $30 to $50 per policy annually, depending on the product selected.

(2)     These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund which includes expenses assessed through the reduction of unit values.  The ratio does not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(3)     These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of the dividends by the underlying fund in which the subaccounts invest.

(4)     Commencement of operations was May 1, 2003, with a beginning accumulation unit value of $10.00.

(5)     Returns presented are since inception.

(6)     Commencement of operations was October 18, 2004, with a beginning accumulation unit value of $10.00.


Statutory-Basis Financial Statements

The Union Central Life Insurance Company

As of and for theYears ended December 31, 2006 and 2005
and Independent Auditors' Report

THE UNION CENTRAL LIFE INSURANCE COMPANY

STATUTORY-BASIS FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

Independent Auditors' Report

To the Board of Directors of
The Union Central Life Insurance Company
Cincinnati, Ohio

We have audited the accompanying balance sheet - statutory-basis of The Union Central Life Insurance Company (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2006, and the related statements of income and changes in capital and surplus - statutory-basis and cash flows - statutory-basis for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements using accounting practices prescribed or permitted by the Ohio Insurance Department, and such practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the differences between the statutory basis of accounting and accounting principles generally accepted in the United States of America are described in Note 16.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the 2006 statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of The Union Central Life Insurance Company as of December 31, 2006, or the results of its operations or its cash flows for the year then ended.

However, in our opinion, the 2006 statutory-basis financial statements referred to above present fairly, in all material respects, the balance sheet -- statutory-basis of The Union Central Life Insurance Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1.

/s/Deloitte & Touche LLP
Lincoln, Nebraska
March 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The Union Central Life Insurance Company

We have audited the accompanying statutory-basis balance sheet of The Union Central Life Insurance Company (the Company) as of December 31, 2005, and the related statutory-basis statements of income and changes in surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes 1 and 16.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of The Union Central Life Insurance Company at December 31, 2005, or the results of operations or its cash flow for the year then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Union Central Life Insurance Company at December 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.

/s/ Ernst & Young LLP
Cincinnati, Ohio
February 3, 2006

The Union Central Life Insurance Company

Balance Sheets - Statutory-Basis

	December 31,
	2006	2005
	(000's Omitted)
ADMITTED ASSETS

Cash and Investments:
Bonds	$ 3,481,925	$ 3,501,786
Common stocks in subsidiaries	259	3,508
Preferred and other common stocks	170,141	38,769
Mortgage loans	501,750	507,502
Real estate
Properties occupied by the Company	16,042	17,918
Properties held for the production of income	276	335
Properties held for sale	7,582	9,746
Policy loans	148,759	142,257
Cash and short-term investments	17,399	187
Receivable for securities	7,851	14,854
Other invested assets	39,375	30,369
Total Cash and Investments	4,391,359	4,267,231

Deferred and uncollected premiums	27,511	19,565
Investment income due and accrued	47,932	46,662
Net deferred income tax asset	25,938	30,205
Federal income tax recoverable and interest thereon	12,959	5,849
Other admitted assets	74,375	64,133
Separate account assets	2,513,624	2,251,460
Total Admitted Assets	$ 7,093,698	$ 6,685,105
	==========	==========
LIABILITIES AND CAPITAL AND SURPLUS

Policy and Contract Liabilities:
Reserves for life, accident and health policies	$ 3,963,279	$ 3,821,395
Deposit funds	123,836	110,464
Policy claims	13,533	7,767
Interest maintenance reserve	22,158	33,361
Dividends payable to policyholders	11,591	10,755
Total Policy and Contract Liabilities	4,134,397	3,983,742

Accrued commissions, expenses and taxes	63,668	62,145
Asset valuation reserve	36,242	27,106
Payable for securities	345	1,921
Other liabilities	18,339	21,792
Separate account liabilities	2,513,624	2,251,460
Total Liabilities	6,766,615	6,348,166

Capital and Surplus:
Common stock, par value $1.00 per share, 10,000,000 shares
authorized, 2,500,000 shares issued and outstanding	2,500	--
Additional paid in capital	5,000	--
Surplus notes	49,827	49,819
Unassigned surplus	269,756	287,120
Total Capital and Surplus	327,083	336,939
Liabilities, Capital and Surplus	$ 7,093,698	$ 6,685,105
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.

The Union Central Life Insurance Company

Statements of Income and Changes in Capital and Surplus - Statutory-Basis

	Year Ended December 31,
	2006	2005
	(000's Omitted)
Premiums and Other Revenue:
Premium income and deposits	$ 914,568	$ 889,171
Net investment income	261,511	256,853
Other income	62,710	66,790
Total Premiums and Other Revenue	1,238,789	1,212,814

Benefits Paid or Provided:
Benefits and dividends	891,634	814,227
Provision for future benefits	139,771	154,854
Total Benefits Paid or Provided	1,031,405	969,081

Insurance Expenses:
Operating expenses and commissions	207,100	215,163
Premium and other insurance taxes	13,101	12,032
Total Insurance Expenses	220,201	227,195

Gain (Loss) from Operations before Federal Income
Tax Expense (Benefit) and Net Realized Capital Gains	(12,817)	16,538

Federal income tax expense (benefit)	(3,337)	4,199

Gain (Loss) from Operations before
Net Realized Capital Gains	(9,480)	12,339

Net realized capital gains	405	5,992

Net Income (Loss)	(9,075)	18,331

Common Stock:
Transfers from surplus - stock dividend	7,500	--
Transfers to additional paid in capital - par value adjustment	(5,000)	--
Additional paid in capital:
Transfers from common stock - par value adjustment	5,000	--
Surplus note amortization	9	9
Unassigned Surplus changes:
Transfers to common stock - stock dividend	(7,500)	--
Change in unrealized capital gains (losses)	14,325	(1,705)
Change in asset valuation reserve	(9,136)	(7,972)
Change in minimum pension liability	38,905	(10,070)
Change in valuation basis	(3,369)	--
Prior year reserve errors	1,257	--
Bank Owned Life reinsurance agreement	--	(7,815)
Group life and health reinsurance agreements	(672)	(1,975)
Change in net deferred income taxes	1,122	2,074
Change in non-admitted assets	(43,222)	8,332

Decrease in Capital and Surplus	(9,856)	(791)

Capital and Surplus at the Beginning of the Year	336,939	337,730

Capital and Surplus at the End of the Year	$ 327,083	$ 336,939
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.

The Union Central Life Insurance Company

Statements of Cash Flows - Statutory-Basis

	Year Ended December 31,
	2006	2005
	(000's Omitted)
OPERATING ACTIVITIES
Premium received net of reinsurance	$ 917,324	$ 882,460
Net investment income received	262,244	259,850
Other income received	62,287	66,898
Benefit and loss related payments	(857,812)	(745,765)
Dividends to policyholders paid	(11,216)	(10,915)
Commissions and expenses paid	(227,022)	(200,474)
Transfers to separate accounts	(31,775)	(66,172)
Federal income taxes received (paid)	2,930	(1,235)
Other items, net	13,319	(38,728)

Net Cash Provided by Operating Activities	130,279	145,919

INVESTING ACTIVITIES
Sales, maturities, or repayments of investments	541,171	1,523,422
Purchases of investments	(659,177)	(1,659,861)

Net Cash Used in Investing Activities	(118,006)	(136,439)

FINANCING ACTIVITIES
Repayments under reverse repurchase agreements	(10,650)	(13,905)
Net deposits (withdrawals) on deposit-type contracts	9,704	(5,244)
Other miscellaneous, net	5,885	--

Net Cash Provided by (Used in) Financing Activities	4,939	(19,149)

Net Increase (Decrease) in Cash and Short-Term Investments	17,212	(9,669)

Cash and Short-Term Investments at Beginning of the Year	187	9,856

Cash and Short-Term Investments at End of the Year	$ 17,399	$ 187
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.


The Union Central Life Insurance Company

Notes to Financial Statements - Statutory-Basis

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Union Central Life Insurance Company (the Company or Union Central) is a stock life insurance company domiciled in the State of Ohio.

On January 1, 2006, the Company was converted from an Ohio mutual life insurance company to an Ohio stock life insurance company, wholly-owned by a newly formed Ohio mutual insurance holding company known as the Union Central Mutual Holding Company ("UCMHC").  UCMHC was immediately merged with the Ameritas Acacia Mutual Holding Company, which concurrently changed its name to the UNIFI mutual holding company.  The capital stock of Union Central was contributed to UNIFI's wholly-owned subsidiary, Ameritas Holding Company ("AHC"), which resulted in Union Central becoming an indirect subsidiary of UNIFI and direct subsidiary of AHC.  UNIFI is a mutual insurance holding company.  Owners of designated policies issued by the Company have a membership interest in UNIFI, while contractual rights remain with the Company.

Union Central issued 100 shares of its common stock, par value of $0.1 per share to AHC on January 1, 2006.  In order to satisfy statutory recapitalization requirements, the Company amended and restated its Articles of Incorporation (Articles) to reclassify its common stock, par value $0.1 per share to common stock, par value $3.00012 per share and increased the authorized amount of common stock from 1,000 shares to 10,000,000 shares effective September 30, 2006.  The Company also declared and paid a dividend of 2,499,900 shares of stock to AHC and immediately amended the Articles to reduce the par value of the new stock from $3.00012 per share to $1.00 per share on September 30, 2006.  As a result of these transactions, Union Central reported common stock of $2,500,000 and additional paid in capital of $5,000,000 at September 30, 2006.

On July 1, 2005, Union Central established a closed block of policies (Closed Block) under an arrangement approved by the Ohio Insurance Department, to protect the dividend paying rights of certain policyholders.   The Closed Block became effective on January 1, 2006 (Effective Date).  The policies included in the Closed Block are traditional dividend paying ordinary life policies, including whole life plans, limited pay plans, endowments, and some term policies, as well as policies which were eligible to be reinstated to dividend paying policies.  Riders and dividend options on policies in the Closed Block are also included.  The Closed Block is designed to provide reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues.  The assets, including income thereon, will accrue solely to the benefit of the owners of the policies included in the block until the block is no longer in effect.

In addition to the Company, AHC is also a 100% owner of Ameritas Life Insurance Corp. (ALIC), an insurance company domiciled in the state of Nebraska, and 100% owner of Acacia Life Insurance Company (Acacia), a life insurance company domiciled in the District of Columbia.  Principal subsidiaries of ALIC include the Ameritas Variable Life Insurance Company, a life insurance company, Ameritas Investment Advisors Inc., an advisor providing investment management services, First Ameritas Life Insurance Corp. of New York, a life insurance company, Pathmark Administrators, Inc., a third party administrator, and Ameritas Investment Corp. (AIC), a broker dealer.  Acacia is a 100% owner of Acacia Financial Corporation (AFCO), which is a holding company comprised of several financial service companies.  Principal subsidiaries of AFCO include the Acacia Federal Savings Bank, Acacia Realty Corporation, owner of real estate property, and the Calvert Group, Ltd., a provider of investment advisory, management and administrative services to the Calvert Group of mutual funds.

At December 31, 2006, the Company owned the following subsidiaries and affiliates, wholly or in part: 1) Summit Investment Partners, Inc., wholly-owned, a registered investment adviser that provides investment advisory services primarily to the Summit family of mutual funds; 2) PRBA, Inc., wholly-owned, the holding company of a pension administration company; 3) Summit Investment Partners, LLC, wholly-owned, a registered investment adviser that primarily provides investment advisory services to the Company; 4) Union Central Mortgage Funding, Inc., wholly-owned, a mortgage banking business and 5) Paycor, Inc., 17.71% owned, a payroll company.  The Company also owns mutual funds offered within Summit Mutual Funds, Inc., an affiliated registered investment company.  The financial statements reflect the results of the Company's operations and the appropriate equity in its subsidiaries at December 31, 2006 and 2005.  (See Note 6 for further information about the investments and operations of the subsidiaries.)  The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Effective June 30, 2006, Carillon Investments, Inc. (CII) was sold to AMAL Corporation.  The Company received cash consideration of $625,000 related to the transaction, which represented the GAAP equity of CII, which approximates fair value, as of December 31, 2005.  AMAL subsequently contributed the capital stock of CII to AIC and CII was liquidated into AIC on June 30, 2006.

The Company recognized a realized capital gain of $91,000 and reversed previously recognized unrealized gains on CII of $105,000 as a result of this transaction.

Effective December 31, 2006, Carillon Marketing Agency was dissolved.  A loss of $5,000 was recognized in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

The Company provides a wide spectrum of financial products and related services for the benefit of individual, group and pension policyholders.  Such products and services include insurance to provide for financial needs resulting from loss of life or income and the management of funds accumulated for pre-retirement and retirement needs.

The Company is licensed to do business in all 50 states of the U.S. and the District of Columbia.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.  Material estimates susceptible to significant change include reserves and income taxes.

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Ohio Insurance Department.  The Ohio Insurance Department recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Ohio for determining and reporting the financial condition and results of operations of an insurance company.  The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual has been adopted as a component of prescribed or permitted practices by the State of Ohio and comprise a comprehensive basis of accounting other than accounting practices generally accepted in the United States (GAAP).

Current SAP practices vary from GAAP.  The more significant variances between SAP and GAAP are as follows:

Investments:

Under SAP, investments in bonds are reported at amortized cost or fair value based on their NAIC rating.  Changes in the value of bonds up to amortized cost that are assigned a rating of "6" by the NAIC are reported directly in surplus.  Under GAAP, bonds would be designated at purchase as available-for-sale; under this designation, bonds would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.

Under SAP, all single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method.  If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows.  Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows.  If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value.  If high credit quality securities are adjusted, the retrospective method is used.

Under SAP, investments in common stocks of subsidiaries are valued based on the appropriate equity in the net underlying assets of each affiliate and majority-owned subsidiaries are not consolidated. Investments in other common stocks are carried at fair value based on their NAIC valuation. Changes in the value of common stocks are reported directly in surplus.  Under GAAP, majority-owned subsidiaries' balance sheet accounts and results of operations would be consolidated with the Company's financial statements (the line item "Common stock in subsidiaries" would be eliminated).  Investments in other common stocks would be reported at fair value and net unrealized gains and losses would be reported in other comprehensive income.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above.  Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value.  Under GAAP, preferred stocks are carried at amortized cost or fair value depending upon the characteristics of the security.

Under SAP, real estate owned and occupied by the Company is included in invested assets, and net investment income and operating expenses include self-charged rent for the Company's occupancy of this property.  Under GAAP, this property would be classified as an operating asset, and there would be no self-charged rent or expenses.  Under SAP, real estate held for sale is reported net of accumulated depreciation.  Under GAAP, these properties would not be depreciated.

Under SAP, valuation allowances are established through the asset valuation reserve for mortgage loans based on the difference between the recorded investment in the mortgage loan and the estimated fair value, less costs to obtain and sell, of the underlying real estate.  Under GAAP, valuation allowances would be established through a charge to realized loss based on the difference between the recorded investment in the mortgage loan and the present value of the expected future cash flows discounted at the loans effective interest rate or the estimated fair value, less costs to obtain and sell, of the underlying real estate if foreclosure is probable.

Under SAP, using a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates.  Those deferrals are amortized over the remaining period to maturity based on groupings (in five-year bands) of individual securities sold. The net deferral is reported in the "Interest maintenance reserve" in the accompanying Balance Sheets.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the interest maintenance reserve.  Under SAP, an "Asset valuation reserve" is determined by a NAIC prescribed formula and is reported as a liability rather than as equity under GAAP.  Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period the asset giving rise to the gain or loss is sold.

Under SAP, derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability, and embedded derivatives are not accounted for separately from the host contract.  Also, the change in fair value of open derivative instruments that do not meet the criteria of an effective hedge is recorded as an unrealized gain or loss in surplus.  Under GAAP, all derivatives are reported on the balance sheets at fair value and the effective and ineffective portions of a single hedge are accounted for separately.  Changes in fair value of derivatives, to the extent they are effective at offsetting hedged risk are recorded through either income or equity, depending on the nature of the hedge.  The ineffective portion of all changes in fair value is recorded in income.  An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and reported at fair value.

Policy Acquisition Costs:

Under SAP, the costs of acquiring and renewing business are expensed when incurred.  As such, during periods of high sales, statutory earnings will be depressed due to the lack of expense deferrals.  Under GAAP, acquisition costs related to traditional term life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For traditional whole life insurance, universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs would be amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Unearned Revenue:

Under SAP, amounts assessed policyholders that represent revenue for services to be provided in future periods are reported as revenue when received.  Under GAAP, such charges would be reported as a liability and amortized into revenue using the same assumptions and factors as are used to amortize deferred policy acquisition costs.

Non-admitted Assets:

Under SAP, certain assets designated as "non-admitted", principally a prepaid pension asset, agents' debit balances, deferred income tax assets, furniture and equipment, capitalized software costs, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus.  Under GAAP, these assets would be included in the Balance Sheets.

Universal Life and Annuity Policies:

Under SAP, revenues for universal life and annuity policies consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves.  Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves:

Under SAP, certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Policyholder Dividends:

Under SAP, policyholder dividends are recognized when declared.  Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

Reinsurance:

Under SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business.  Changes to those amounts are credited or charged directly to unassigned surplus.  Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under SAP, policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves.  Under GAAP, reinsurance recoverables would be recorded as an asset.

Under SAP, commission allowances by reinsurers on business ceded are reported as income when received.  Under GAAP, these expenses would be deferred and amortized with deferred policy acquisition costs.

Employee Benefits:

Under SAP, a liability for pension and other postretirement benefits is established only for vested participants and current retirees.  Under SAP, the change in the minimum pension liability, less the change in any intangible asset, is recorded as an adjustment to unassigned surplus.  Intangible assets are non-admitted.  Under GAAP, the liability would include unvested active participants, and the minimum pension liability, less the change in any intangible asset, is recorded as an adjustment to other comprehensive income.

Federal Income Taxes:

Under SAP, deferred federal income taxes are recognized for differences between the financial statement amounts and tax bases of assets and liabilities.  Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred tax liabilities.  The remaining deferred income tax assets are non-admitted.  Deferred taxes do not include amounts for state taxes.  Under GAAP, state taxes would be included in the computation of deferred taxes, a deferred income tax asset would be recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance would be established for deferred income tax assets not realizable.

Surplus Notes:

Surplus notes are reported as surplus under SAP, and would be a liability under GAAP.  Under SAP, interest cannot be accrued until written approval has been received from the Ohio Insurance Department.  Under GAAP, interest would be accrued when incurred.

Comprehensive Income:

Comprehensive income and its components are not presented in the statutory – basis  financial statements.

Statements of Cash Flow:

Under SAP, cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less.  Under GAAP, the corresponding caption of cash would include cash and cash equivalent balances with initial maturities of three months or less.

Significant statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows:  bonds not backed by other loans are stated at amortized cost, except for those with a NAIC designation of 6, which are stated at the lower of amortized cost or fair value, and loan-backed bonds, collateralized mortgage obligations (CMO's) and other structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase.  Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly.  Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment.  The retrospective adjustment method is used to value all loan-backed and structured securities.

Preferred stocks, including preferred stocks of affiliates, are stated at lower of cost, or fair value based on the NAIC designation.

Common stocks are reported at fair value.  Investments in stocks of noninsurance subsidiaries and affiliates in which the Company has an interest of 10% or more are reported equal to the Company's proportionate share of the audited GAAP-basis equity after the date of acquisition for noninsurance subsidiaries and affiliates.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums.  Policy loans are stated at the aggregate unpaid principal balance.

Realized investment gains and losses on sales are determined using the specific identification method.  When it is determined that a decline in the value of an investment is other than temporary, the cost basis of the investment is written down to fair value, and the write-down is recorded as a realized loss.  For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

Real Estate

Real estate occupied by the Company and held for the production of income is reported at depreciated cost.  Real estate available for sale is reported at the lower of depreciated cost or fair value.  Depreciation expense is determined by the straight-line method.

Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company's occupancy of its owned properties.

Cash and Short-Term Investments

Cash and short-term investments presented in the Balance Sheets consist of cash-in-bank, cash-in-transit and commercial paper that has a maturity date of one year or less from the date acquired.

Receivable for Securities

The receivable for securities presented in the Balance Sheets represents amounts due from brokers resulting from securities that were sold at the end of the year, but the proceeds have not been received at the balance sheet date.

Limited Partnerships

The carrying amount of limited partnerships reflects the underlying GAAP equity of the limited partnerships.  Income from the limited partnerships is recognized when distributed.  Unrealized gains and losses resulting from differences between the cost and carrying amount of the limited partnerships are credited or charged directly to unassigned surplus.  The Company's investment in limited partnerships is recorded in "Other invested assets" in the Balance Sheets.

Derivative Financial Instruments

The Company purchases and sells call options to hedge insurance contracts whose credited interest is linked to returns in Standard & Poor's 500 Stock Index (Index) based on a formula which applies participation rates to the returns in the Index.  Call options are contracts, which give the option purchaser the right, but not the obligation, to buy securities at a specified price during a specified period.  The Company holds call options which expire monthly until December 3, 2007.  The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Index call options give the Company the right to receive cash at settlement if the closing Index value is above the strike price, while the sold index call options require the Company to pay cash at settlement if the closing Index value is above the strike price.  The Company sells call options to effectively offset the proceeds the Company would receive on its purchased call options that represent a return above the amount that would be credited to insurance contracts electing a capped return in the Index.

The Company is exposed to credit-related losses in the event of nonperformance by counter-parties to the call options.  To minimize this risk, the Company only enters into private options contracts with counterparties having Standard & Poor's credit ratings of AA- or above or listed contracts guaranteed by the Chicago Board Options Exchange.  The credit exposure is limited to the value of the call options of $12,005,000 at December 31, 2006.

The call options are carried at their fair value, and are reflected in "Other invested assets" in the Balance Sheets.  The liabilities for the hedged insurance contracts are adjusted based on the fair value of the related embedded derivatives, and are reflected in "Deposit funds" in the Balance Sheets.  Changes in the fair value of expired call options are reflected in "Net investment income" in the Statements of Income and Changes in Capital and Surplus, and totaled $2,337,000 and ($871,000) for the years ended December 31, 2006 and 2005, respectively.  Changes in the fair value of open call options are reflected in "Change in unrealized capital gains (losses)" in the Statements of Income and Changes in Capital and Surplus, and totaled $3,754,000 and $0 for the years ended December 31, 2006 and 2005, respectively.  Adjustments to the liabilities for hedged insurance contracts based on changes in the fair value of the call options are reflected in "Provision for future benefits" in the Statements of Income and Changes in Capital and Surplus.  The notional amount of the call options at December 31, 2006 and 2005 was $72,400,000 and $63,400,000, respectively.

There were no swap agreements outstanding during 2006 or as of December 31, 2006.

Non-admitted Assets

In accordance with statutory requirements, certain assets, designated as non-admitted assets, are excluded from the Balance Sheets and are charged directly to surplus.  Non-admitted assets consist primarily of a prepaid pension asset, advances to agents, furniture and equipment, deferred income tax assets, application software, accrued investment income on mortgage loans in default that is over 180 days past due, other investment income that is over 90 days past due and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual.

Furniture and Equipment

The admitted value of the Company's electronic data processing equipment and operating software is limited to three percent of capital and surplus.  The admitted portion at cost, net of accumulated depreciation of $8,996,000 and $8,696,000, was $1,217,000 and $1,241,000, at December 31, 2006 and 2005, respectively.  Electronic data processing equipment and operating software is depreciated using the straight line method over the lesser of its estimated useful life or three years.  Non-operating software is depreciated using the straight line method over the lesser of its estimated useful life or five years.  Other furniture and equipment is depreciated using the straight line method over the estimated useful life.  Depreciation expense recorded in "Operating expenses and commissions" in the Statements of Income and Changes in Capital and Surplus in 2006 and 2005 was $7,572,000 and $6,582,000, respectively.

Reserves for Life, Accident and Health Policies

Life, annuity, and accident and health benefit reserves are developed using accepted actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Ohio Insurance Department or guaranteed policy cash values.  The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the policy month of death.  Surrender values are not promised in excess of the legally computed reserves. Mean reserves for substandard lives are based on the appropriate multiples of standard rates of mortality.

During 2006, the Company discovered two errors in its calculation of prior year reserves, which were corrected as a direct increase in unassigned surplus of $1,257,000 presented on the Balance Sheet in 2006.

The first error was associated with the secondary guarantee universal life (SGUL) product.  Loading for SGUL was calculated outside of the policy valuation system and fed into the valuation system.  When the calculation was initially performed, substandard ratings on an individual policy level were not being included and premiums were not being calculated to the valuation date.  This resulted in a reduction in reserves of $1,711,000 as of January 1, 2006.  The second error was associated with level term reserves and resulted in a $454,000 increase in reserves as of January 1, 2006.  The adjustment resulted from errors in the interest rates and mortality tables on waiver benefits and mortality errors on substandard term.

In addition, in 2006, a change in valuation basis was recognized associated with payout annuity reserves.  This change resulted in a $3,369,000 increase in reserves as of January 1, 2006 and was recorded as a change in valuation basis presented on the Balance Sheets as a direct charge to unassigned surplus.

There were no other material changes in accounting principles or corrections of errors for the years ended December 31, 2006 and 2005.

As of December 31, 2006 and 2005, the Company had $5,095,170,000 and $4,002,828,000, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Ohio Insurance Department.  Additional reserves for this purpose totaled $20,058,000 and $15,647,000 as of December 31, 2006 and 2005, respectively.  In addition, as of December 31, 2006 and 2005, the Company had $677,498,000 and $229,851,000, respectively, of universal life insurance in force for which the guaranteed maturity premiums are less than the Commissioners Reserve Valuation Method renewal net premiums.  Additional reserves for this purpose totaled $3,446,000 and $1,673,000 as of December 31, 2006 and 2005, respectively.

Deposit Funds

The liability for deposit funds is generally established as the policyholders' accumulated cash values plus amounts provided for guaranteed interest, less applicable surrender charges.

Dividends to Policyholders

The ability of the Company to pay dividends is limited to state insurance laws.  Under Ohio insurance laws, the Company may pay dividends without the approval of the Ohio Director of Insurance, only from earned surplus and those dividends may not exceed (when added to other dividends paid in the preceding twelve months) the greater of (i) 10% of the Company's unassigned surplus as of the prior December 31, or (ii) the Company's net income for the twelve month period ending the prior December 31.

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales.  Dividends to policyholders are reflected in the Statements of Income and Changes in Capital and Surplus at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates.  Amounts recorded in 2006 and 2005 totaled $12,053,000 and $10,689,000, respectively.  Insurance in force receiving dividends accounted for 6.18% and 6.35% of total insurance in force at December 31, 2006 and 2005, respectively.

Policy Claims

Policy claim reserves represent management's best estimate of the ultimate net cost of all reported and unreported claims incurred through December 31.  The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses.  These estimates are subject to the affects of trends in claim severity and frequency.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Asset Valuation and Interest Maintenance Reserves

The asset valuation reserve (AVR) is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company.  The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes.  Changes in the reserve are charged or credited to unassigned surplus.

The interest maintenance reserve (IMR) is calculated based on the prescribed methods developed by the NAIC.  Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment.  Amortization included in net investment income was $7,694,000 and $9,406,000 for 2006 and 2005, respectively.

Payable for Securities

The payable for securities presented in the Balance Sheets represents amounts due to brokers resulting from securities purchased at the end of the year for which payment has not been made at the balance sheet date.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements (excluding seed money provided by the Company) represent funds that are separately administered, principally for annuity contracts, and for which the contract holders rather than the Company bear the investment risk.  Separate account contract holders have no claim against the assets of the general account of the Company.  Separate account assets and liabilities are carried at fair value.  Investment income and gains and losses from these accounts accrue directly to contract holders and are not included in the accompanying financial statements.

Recognition of Premium Revenues and Related Costs

For ordinary life insurance contracts and accident and health insurance contracts, premiums are recognized as revenues when premiums are due.  For universal life insurance contracts and annuity considerations, revenues are recognized when premiums are received and consist of all premiums received.  Commissions and other costs applicable to the acquisition of new business, primarily underwriting and policy issue costs, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums, benefits, and the reserves for policy and contract liabilities are reported net of reinsured amounts.

Surplus Notes

The Surplus Notes (the Notes) are included in capital and surplus.  Interest on the Notes is not accrued until written approval from the Ohio Insurance Department has been received.

Reclassifications

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statements of Statutory Accounting Principles (SSAP) Number 90, Accounting for the Impairment or Disposal of Real Estate Investments.  This statement established the statutory accounting principles for the impairment or disposal of real estate investments, goodwill impairment and the treatment of long lived assets associated with discontinued operations.  The adoption of this statement did not have a material impact on the financial statements.

NOTE 2 - INVESTMENTS

The cost or amortized cost and estimated fair value of bonds are summarized as follows:

	Year Ended December 31, 2006
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(000's Omitted)

U.S. governments	$ 13,080	$ 130	$ --	$ 13,210
Special revenue	3,324	320	--	3,644
Public utilities securities	193,841	1,304	(4,154)	190,991
Industrial and miscellaneous	2,318,270	15,678	(45,869)	2,288,079
Mortgage-backed securities, CMO's
and other structured securities	951,922	2,558	(16,477)	938,003
Parent, subsidiaries and affiliates	1,488	--	--	1,488

Total	$ 3,481,925	$ 19,990	$ (66,500)	$ 3,435,415
	============	==========	===========	===========

	Year Ended December 31, 2005
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(000's Omitted)

U.S. governments	$ 19,776	$ 40	$ (49)	$ 19,767
Special revenue	4,200	542	--	4,742
Public utilities securities	184,441	3,508	(2,532)	185,417
Industrial and miscellaneous	2,338,839	30,972	(38,210)	2,331,601
Mortgage-backed securities, CMO's
and other structured securities	954,596	2,606	(21,317)	935,885
Parent, subsidiaries and affiliates	--	--	--	--

Total	$ 3,501,852	$ 37,668	$ (62,108)	$ 3,477,412
	============	==========	===========	===========

At December 31, 2006 and 2005, the amortized cost of bonds was reduced by $0 and $66,000, respectively, of cumulative fair value adjustments on bonds rated NAIC "6" to derive the carrying amounts of bonds in the Balance Sheets of $3,481,925,000 and $3,501,786,000, respectively.

The majority of the fair values for publicly traded bonds, except CMO's, were obtained from an independent bond pricing service.  Fair values for CMO's and private placement bonds were obtained from independent securities broker dealers.  The remaining fair values were based on values obtained from independent securities broker dealers or based on values for comparable, publicly offered bonds of the same rate, maturity and quality.

The Company had preferred stocks of $123,816,000 and $0, with a fair value of $121,857,000 and $0 as of December 31, 2006 and 2005, respectively.

The cost or amortized cost and estimated fair value of the Company's investments in bonds by contractual maturity are as follows:

	December 31, 2006
	Cost or
	Amortized	Fair
	Cost	Value
	(000's Omitted)

Due in one year or less	$ 61,301	$ 61,492
Due after one year
through five years	695,663	689,536
Due after five years
through ten years	1,270,890	1,253,460
Due after ten years	394,750	381,933
Subtotal	2,422,604	2,386,421
Mortgage-backed securities, CMO's
and other structured securities	951,960	938,044
Other securities with
multiple repayment dates	107,361	110,950

Total	$ 3,481,925	$ 3,435,415
	============	===========

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from the sales, repayments, and maturities of investments in bonds are as follows:

		Year Ended December 31,
		2006		2005
		(000's Omitted)

Bonds:
Proceeds from sales	$	$ 219,781	$	$ 998,524
Proceeds from repayments and
maturities		229,976		442,044
Total	$	$ 449,757	$	$ 1,440,568
		==========		===========

Realized capital gains (losses) on bonds and other assets are as follows:

		Year Ended December 31,
		2006		2005
		(000's Omitted)

Bonds:
Gross realized capital gains on sales	$	$ 3,520	$	$ 22,909
Gross realized capital losses on sales		(4,073)		(20,083)
Net realized capital gains (losses) on sales		(553)		2,826
Other, including impairments and net gain on
dispositions other than sales		(7,947)		(606)
Total		(8,500)		2,220

Preferred stocks		(52)		(114)
Common stocks		(5,715)		549
Mortgage loans		--		(224)
Real estate		148		(104)
Short-term investments		--		(277)
Other		3,884		(132)
Realized capital gains (losses) before federal
income taxes and transfer to IMR		(10,235)		1,918

Realized capital (gain) loss transferred to IMR		6,057		(175)
Federal income tax benefit		4,583		4,249
Net realized capital gains	$	$ 405	$	$ 5,992
		=========		==========

In 2006 and 2005, the Company recorded pre-tax impairment losses on bonds of $8,457,000 and $4,470,000, respectively, as the securities had "other than temporary" losses in fair value.  The losses were recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

At December 31, 2006 and 2005, investments in bonds with an admitted asset value of $3,321,000 and $2,903,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Unrealized gains and losses on investments in affiliated mutual funds and unaffiliated common stocks are reported directly in surplus and do not affect net income.  At December 31, 2006 and 2005, the Company had net unrealized gains of $645,000 and $923,000 on these investments, respectively.

For the years ended December 31, 2006 and 2005, the Company recorded pre-tax realized gains and (losses) of ($5,715,000) and $549,000, respectively, on the sale of unaffiliated common stocks and affiliated mutual funds.

In 2006, the Company recognized an impairment loss of $6,318,000 on its subsidiary investment in PRBA, Inc. as the investment had "other than temporary" losses in fair value.  The loss represents the difference between the Company's cost basis in the investment and fair value.  The loss was recorded in "Net realized capital gains" in the Statements of Income and Changes in  Capital and Surplus.

The Company may enter into reverse repurchase agreements whereby the Company sells securities and simultaneously agrees to repurchase the same or substantially the same securities.  Reverse repurchase agreements are accounted for as collateralized borrowed money with the amount received for the securities recorded in "Other liabilities" in the Balance Sheets.  At December 31, 2006, there were no reverse repurchase agreements outstanding.  At December 31, 2005, the Company had reverse repurchase agreements outstanding with a total carrying amount of $10,650,000.  The maturities of these agreements ranged from January 3, 2006 through January 9, 2006, while the interest rates ranged from 4.3% to 4.5%.  The outstanding amount at December 31, 2005 was collateralized by bonds with a fair value of $11,020,000.  The Company maintains up to a maximum of 105% of the fair value of securities sold under reverse repurchase agreements as collateral.

The Company engages in securities lending transactions to generate additional income.  The program is administered by an authorized financial institution and requires the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal or exceeding 102% of the fair value of the loaned securities.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as bonds and common stocks in the Balance Sheets.  Bonds and common stocks loaned as of December 31, 2006 were $116,468,000 and $2,302,000, respectively.  The fair value of cash collateral held was $124,157,000 as of December 31, 2006.  Income from securities lending is recognized in "Net investment income" in the Statements of Income and Changes in Capital and Surplus.  There was no non-cash collateral on deposit at December 31, 2006.

A summary of investments with unrealized losses along with the related fair value, aggregated by the length of time that investments have been in a continuous loss position, is as follows:

December 31, 2006
	Less than		Twelve Months
	Twelve Months		or More		Total

	Gross	Gross	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(000's Omitted)

Bonds	$ 568,153	$ (5,678)	$ 1,848,770	$ (60,822)	$ 2,416,923	$ (66,500)
Preferred stocks	19,649	(422)	59,516	(2,371)	79,165	(2,793)
Common stocks	8,192	(1,404)	3,755	(112)	11,947	(1,516)

Total	$ 595,994	$ (7,504)	$ 1,912,041	$ (63,305)	$ 2,508,035	$ (70,809)
	=========	=========	==========	=========	==========	=========

December 31, 2005
	Less than		Twelve Months
	Twelve Months		or More		Total

		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(000's Omitted)

Bonds	$ 1,919,721	$ (43,007)	$ 371,021	$ (19,101)	$ 2,290,742	$ (62,108)
Common stocks	5,450	(268)	58	(12)	5,508	(280)

Total	$ 1,925,171	$ (43,275)	$ 371,079	$ (19,113)	$ 2,296,250	$ (62,388)
	=========	=========	=========	=========	==========	=========

The unrealized losses in both 2006 and 2005 reported above were primarily caused by the effect of the interest rate environment on certain securities with stated interest rates currently below market rates, and as such, are temporary in nature.  Certain securities also experienced declines in fair value that were due in part to credit-related considerations.  The Company considers various factors when considering if a decline is other than temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company's intention and ability to sell or hold the security until maturity or recovery.  Upon review of these factors, the Company determined that such declines were temporary in nature.  Therefore, the Company does not believe the unrealized losses on investments represent an other-than-temporary impairment as of December 31, 2006 and 2005.

Mortgage loans are stated at their aggregate unpaid balances in the Balance Sheets, less unamortized discounts or plus unamortized premiums.  The mortgage loan portfolio is well diversified both geographically and by property type, as follows:

	December 31, 2006		December 31, 2005
	Percent of		Percent of
	Carrying	Carrying	Carrying	Carrying
	Amount	Amount	Amount	Amount
	(000's Omitted)
Region
New England and Mid-Atlantic	$ 34,944	6.9%	$ 28,790	5.7%
South Atlantic	85,120	17.0	94,146	18.5
North Central	114,862	22.9	99,960	19.7
South Central	54,513	10.9	55,108	10.9
Mountain	99,739	19.9	103,210	20.3
Pacific	112,572	22.4	126,288	24.9

Total	$ 501,750	100.0%	$ 507,502	100.0%
	=========	=====	=========	=====
Property Type
Apartment and residential	$ 29,465	5.9%	$ 29,216	5.8%
Warehouses and industrial	88,642	17.7	100,205	19.7
Retail and shopping center	165,750	33.0	174,140	34.3
Office	124,298	24.8	131,980	26.0
Other	93,595	18.6	71,961	14.2

Total	$ 501,750	100.0%	$ 507,502	100.0%
	=========	=====	=========	=====

At December 31, 2006, the average size of an individual mortgage loan was $951,000.  The Company's policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition.  The Company's policy is to only recognize interest income on impaired mortgage loans when received.  The Company had mortgage reserves (the mortgage component of the asset valuation reserve) of $4,767,000 and $4,821,000 at December 31, 2006 and 2005, respectively.  As of December 31, 2006, the maximum and minimum rates of interest in the Company's mortgage loan portfolio were 9.9% and 4.8%.

The total allowance for credit losses was as follows:

	Year Ended December 31,
	2006	2005
	(000's Omitted)

Balance at beginning of period	$ 47	$ 335
Recoveries of amounts previously charged off	(47)	(288)
Balance at end of period	$ --	$ 47
	======	======

In 2006, the Company issued 34 new commercial loans at the maximum and minimum rates of interest of 6.9% and 5.6% totaling $62,798,000.  No other categories of mortgage loans were issued.  Fire insurance is carried on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

At December 31, 2006, the Company held no mortgages with interest more than 180 days overdue. During 2006 and 2005, the Company did not reduce interest rates on any outstanding mortgages.  At December 31, 2006, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

Real estate consists of the home office property, properties held for the production of income and properties held for sale.  Accumulated depreciation for real estate was $39,488,000 and $37,033,000 as of December 31, 2006 and 2005, respectively.  In 2006, the Company recognized an impairment of $204,000 on real estate.  The loss was determined based on internal cash flow analysis and was recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

At December 31, 2006, one property was held as available for sale, which is 92% leased.  A $32,000 gain was recognized in 2006 on the sale of real estate held for sale and was recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

Major categories of net investment income by class of investment are summarized below.

	Year Ended December 31,
	2006	2005
	(000's Omitted)
Income:
Bonds	$ 188,465	$ 192,011
Common stocks in subsidiaries and other
affiliated investments	2,362	3,708
Preferred and other common stocks	8,236	338
Mortgage loans	42,669	45,062
Real estate *	7,431	7,137
Policy loans	9,213	8,850
Short-term investments	1,845	735
Derivatives	2,337	(871)
Other invested assets	11,247	11,900
Amortization of interest maintenance reserve	7,694	9,406

Gross investment income	281,499	278,276
Expenses:
Depreciation	(2,568)	(2,632)
Other	(17,420)	(18,791)

Total investment expenses	(19,988)	(21,423)
Net investment income	$ 261,511	$ 256,853
	=========	=========

*  Includes amounts for the occupancy of company-owned property of $3,342,000 and $3,255,000 in 2006 and 2005, respectively.

NOTE 3 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers.  These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks.  These reinsured risks are treated in the financial statements as risks for which the Company is not liable.  Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded.  A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations.  Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.  The Company retains the risk for varying amounts of individual or group insurance written up to a maximum of $2,000,000 on any one life or $5,000 per month disability risk and reinsures the balance.

Reinsurance transactions with other insurance companies are summarized as follows:

Year Ended December 31, 2006
		Direct		Assumed		(Ceded)		Net
(000's Omitted)
Life insurance in force	$	$ 42,069,175	$	$ 113,317	$	$ (24,414,873)	$	$ 17,767,619
Premiums and other		============		==========		=============		===========
considerations:
Life	$	$ 297,772	$	$ 396	$	$ (70,671)	$	$ 227,497
Annuity		618,026		--		--		618,026
Health		86,095		4,492		(21,542)		69,045

Total	$	$ 1,001,893	$	$ 4,888	$	$ (92,213)	$	$ 914,568
		============		==========		=============		===========

Year Ended December 31, 2005
		Direct		Assumed		(Ceded)		Net
(000's Omitted)
Life insurance in force	$	$ 37,279,746	$	$ 105,461	$	$ (21,877,347)	$	$ 15,507,860
Premiums and other		============		==========		=============		===========
considerations:
Life	$	$ 262,826	$	$ 356	$	$ (49,321)	$	$ 213,861
Annuity		607,376		--		--		607,376
Health		84,618		4,758		(21,442)		67,934

Total	$	$ 954,820	$	$ 5,114	$	$ (70,763)	$	$ 889,171
		============		==========		=============		===========

Amounts recoverable from reinsurers for paid losses were $22,808,000 and $7,072,000 at December 31, 2006 and 2005, respectively, and are included in "Other admitted assets" in the Balance Sheets.  Benefits paid or provided were reduced by $13,624,000 and $18,909,000 at December 31, 2006 and 2005, respectively, for estimated recoveries under reinsurance treaties.  The liabilities for future policy benefits were also reduced due to reinsurance treaties by $310,602,000 and $278,516,000 at December 31, 2006 and 2005, respectively, and are included in "Reserves for life, accident and health policies" in the Balance Sheets.

In 2005, 82% of all Bank Owned Life Insurance (BOLI) policies were assumed by the Security Life of Denver (SLD) and as a result, $6,151,000 of the gain recognized in surplus during 2004 as the result of an indemnity reinsurance transaction was reclassified from "Surplus" to "Other income" in the Statements of Income and Changes in Capital and Surplus in 2005 as statutory accounting rules require any gain or loss as a result of assumption reinsurance transactions to be recognized in income proportionally as policyholders approve the transfer, or at the end of the response period.  The $6,151,000 reclassification was composed of an after-tax ceding commission release of negative $1,061,000, an after-tax release of DAC tax reserves of $2,313,000, and an after-tax release of the IMR of $4,899,000.  The remaining BOLI policies were recaptured by Union Central during 2005 and will either transfer to other companies through a 1035 exchange program, or will remain with Union Central.  As a result of the recapture, Union Central reversed $1,342,000 of the gain recognized through surplus as a result of the indemnity reinsurance agreement.

Neither the Company, nor any of its related parties control, either directly or indirectly, any reinsurers in which the Company conducts business.  No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits.  The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 2006 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

NOTE 4 - RETROSPECTIVELY RATED CONTRACTS

The Company has no retrospective premium contracts as of December 31, 2006.

NOTE 5 - FEDERAL INCOME TAXES

The components of the net deferred tax asset/(liability) are as follows:

		December 31, 2006		December 31, 2005
	(000's Omitted)

Total of gross deferred tax assets	$	$ 110,181	$	$ 105,738
Total of deferred tax liabilities		(4,031)		(710)

Net deferred tax assets		106,150		105,028

Deferred tax assets non-admitted		(80,212)		(74,823)
Net admitted deferred tax assets	$	$ 25,938	$	$ 30,205
		==========		==========
Increase (decrease) in non-admitted deferred tax assets	$	$ 5,389	$	$ (6,011)
		==========		==========

The increase (decrease) in non-admitted deferred tax assets was included in "Change in non-admitted assets" in the Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2006 and 2005.

The provision for incurred federal income taxes on earnings are:

	Year Ended December 31,
		2006		2005
	(000's Omitted)

Federal income tax expense (benefit) on gain from operations	$	$ (3,337)	$	$ 4,199
Federal income tax expense (benefit) on net capital losses		(6,704)		(4,188)
Federal income taxes incurred	$	$ (10,041)	$	$ 11
		=========		========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

		December 31, 2006		December 31, 2005
(000's Omitted)
Deferred tax assets:
Policyholder dividends	$	$ 3,983	$	$ 3,693
Reserves		21,813		19,898
Unrealized investment losses		6,299		9,549
Proxy DAC		38,881		36,814
Deferred compensation and benefit liabilities		25,098		23,749
Pension plan		--		357
Other		14,107		11,678
Total deferred tax assets		110,181		105,738
Non-admitted deferred tax assets		(80,212)		(74,823)
Admitted deferred tax assets		29,969		30,915

Deferred tax liabilities:
Bond discount		1,952		571
Fixed assets		40		80
Partnership interests		1,878		--
Other		161		59
Total deferred tax liabilities		4,031		710
Net admitted deferred tax asset	$	$ 25,938	$	$ 30,205
		==========		==========

The change in the net admitted deferred tax asset was $4,267,000 and $8,085,000 for the years ended December 31, 2006 and 2005, respectively.

The provision for federal income taxes incurred and the change in deferred tax assets and liabilities differs from the result obtained by applying the federal statutory rate to pre-tax net income primarily due to the dividends received deduction, the return to provision adjustment and other adjustments to temporary differences from items recorded directly through surplus.

The amount of federal income taxes incurred in the current year and each two preceding years, which are available for recoupment in the event of future net losses is $9,723,000.

As a result of the merger (See Note 1 – Nature of Operations and Significant Accounting Policies), the Company's federal income tax return is filed on a stand-alone basis beginning in 2006.  In prior years, the Company's federal income tax return was consolidated with Summit Investment Partners, Inc., Carillon Investments, Inc., Carillon Marketing Agency, Inc., PRBA, Inc. and Union Central Mortgage Funding, Inc.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company transacts business with certain companies that are affiliated through common ownership.

The Company provided facilities and certain data processing, accounting, tax, actuarial, legal, administrative, and executive services to various subsidiaries and affiliates for fees totaling $17,903,000 and $15,551,000 in 2006 and 2005, respectively and received services from affiliates for fees totaling $3,893,000 and $0 in 2006 and 2005, respectively.  The Company paid fees for advisory services to Summit Investment Partners, LLC. of $3,364,000 and $4,476,000 in 2006 and 2005, respectively.

The Company reported the following amounts due from/(to) the below listed affiliates at December 31, 2006 and was recorded in "Other admitted assets" and "Other liabilities" in the Balance Sheets.  The terms of the settlement require that these amounts be settled monthly.

Receivable (Payable)
(000's Omitted)
Ameritas Holding Company	$ (120)
Ameritas Life Insurance Corp.	(1,422)
Ameritas Variable Life Insurance Company	838
First Ameritas Life Insurance Corp. of New York	51
Ameritas Investment Corp.	75
Acacia Life Insurance Company	343
Acacia Federal Savings Bank	1
Carillon Marketing Agency, Inc.	7
PRBA, Inc.	(352)
Summit Investment Partners, Inc.	198
Summit Investment Partners, LLC	1,681
Union Central Mortgage Funding, Inc.	58
Total	$ 1,358
=========

The Company recorded in "Net investment income" in the Statements of Income and Changes in Capital and Surplus the following dividends and distributions from its subsidiaries and affiliates in 2006 and 2005:

	Year Ended December 31,
		2006		2005
	(000's Omitted)
Summit Investment Partners, Inc.	$	$ 1,141	$	$ 1,385
Summit Investment Partners, LLC		--		415
Union Central Mortgage Funding, Inc.		--		1,255
Bond Fund of Summit Mutual Funds, Inc.		87		74
Money Market Fund of Summit Mutual Funds, Inc.		22		--
High Yield Bond Fund of Summit Mutual Funds, Inc.		910		913
Russell 2000 Small Cap Index Portfolio of Summit Mutual Funds, Inc.		44		10
S&P 500 Index Portfolio of Summit Mutual Funds, Inc.		54		44
Lehman Aggregate Bond Index Portfolio of Summit Mutual Funds, Inc.		10		--
S&P MidCap 400 Index Portfolio of Summit Mutual Funds, Inc.		46		11
EAFE International Index Portfolio of Summit Mutual Funds, Inc.		48		16
Total	$	$ 2,362	$	$ 4,123
		========		========

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leased office space for various field agency offices with lease terms of varying duration from 1 to 8 years.  Some of these leases include escalation clauses, which vary with levels of operating expense.  Rental expense under these leases totaled $2,004,000 and $2,169,000 in 2006 and 2005, respectively.  The Company leased equipment through a series of arrangements in 2006 and 2005.  Rental expense under these leases totaled $193,000 and $125,000 in 2006 and 2005, respectively.

At December 31, 2006, the future minimum lease payments for all non-cancelable operating leases are as follows:

Year	Amount
(000's Omitted)

2007	$1,997
2008	1,737
2009	1,486
2010	1,428
2011	1,330
After 2011	1,044
Total	$9,022
======

Other Commitments

At December 31, 2006, the Company had outstanding agreements to fund mortgages totaling $11,460,000 in 2007.  In addition, the Company has committed to invest $5,217,000 in equity-type limited partnerships during the years 2007 to 2011.  These transactions are in the normal course of business for the Company.

In 2006 and 2005, Union Central Mortgage Funding, Inc. (MFI) entered into line of credit agreements with banks to facilitate the origination of commercial mortgage loans.  In the remote circumstance that MFI is unable to fully payoff amounts due under the lines of credit, the Company is liable.  The Company has committed to purchase any loans that are in the line of credit facility for more than 364 days.  As of December 31, 2006 and 2005, $9,150,000 and $11,600,000, respectively, was outstanding under the line of credit agreements and $40,850,000 and $138,400,000 was unused under the agreements.  The Company estimates that any probability of loss is remote.

In 2000, the Company commenced the development of a 123-acre business park (the Park), which included the installation of infrastructure and a roadway.  To fund the cost of the infrastructure and roadway, the municipality in which the Park is located issued $2,800,000 of municipal bonds.  The municipal bonds will be paid off through tax increment financing (TIF).  TIF is an economic development tool that allows a local government to use increases in real property tax revenues to finance public infrastructure improvements.  Thus, the development of the Park will result in increased real property tax revenues, which will be directed to pay off the municipal bonds.  If increases in real property tax revenues from the Park are not sufficient to service the municipal bonds, the Company must fund any shortage.  Based upon current projections, the Company anticipates the increased property tax revenues will be sufficient to fully service the municipal bonds.  The maximum potential exposure to the Company is $2,800,000.

Litigation

In the normal course of business, the Company is party to various claims and litigation primarily arising from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the policy and contract liabilities.  The Company's management believes that the resolution of those actions will not have a material adverse effect on the Company's financial position or results of operations.

Guaranty Fund Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health guaranty funds.  Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state.  In some states these assessments may be applied against premium taxes.  For 2006 and 2005, the charge to operations related to these assessments was not significant.  The estimated liability of $1,572,000 and $765,000 at December 31, 2006 and 2005, respectively, was based on data provided by the National Organization of Life & Health Guaranty Associations and is included in the Balance Sheets.  At December 31, 2006, the Company has a receivable of $810,000 for amounts recoverable against premium taxes.

Preoperating Research and Development Costs

Preoperating research and development costs associated with product and systems development were charged to expense and totaled $8,450,000 and $7,913,000 in 2006 and 2005, respectively.  Preoperating research and development costs are included in "Accrued commissions, expenses and taxes" in the Balance Sheets.

Closed Block

When a closed block is formed, a projection is developed that represents the cash flows expected to be generated from the assets and liabilities included in the closed block over the life of the closed block. Based on that projection, the periodic expected changes in the net closed block liabilities is derived (glidepath). Cumulative actual closed block earnings in excess of the cumulative expected earnings based on the glidepath will result in additional future dividends to closed block policyholders, unless otherwise offset by less favorable than expected future performance of the closed block.

Union Central has a Closed Block memorandum agreement, which requires dividend protection for policyholders within the Closed Block. Because of this agreement, cumulative actual Closed Block earnings in excess of the cumulative expected earnings based on the glidepath do not inure to stockholders and are recorded as a contingent liability. During 2006, the Company recorded a $2,095,000 contingent liability related to performance in its Closed Block by increasing "Benefits and dividends" in the Statements of Income and Changes in Capital and Surplus and increasing "Other liabilities" in the Balance Sheets.

NOTE 8 - ANNUITY RESERVES

The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2006		December 31, 2005
	Amount	Percent	Amount	Percent
	(000's Omitted)		(000's Omitted)

Subject to discretionary withdrawal (with adjustment):
With fair value adjustment	$ 149,137	3.37%	$ 150,868	3.63%
At book value less surrender charge	322,187	7.27	278,862	6.71
At fair value	2,363,562	53.36	2,123,397	51.10

Total	2,834,886	64.00%	2,553,127	61.44%

Subject to discretionary withdrawal (without adjustment):
At book value with minimal or no charge
or adjustment	1,432,690	32.35%	1,448,115	34.85%
Not subject to discretionary withdrawal	161,850	3.65	154,224	3.71

Total annuity reserves and deposit fund
liabilities *	$ 4,429,426	100.00%	$ 4,155,466	100.00%
	========	=====	========	=====

* Includes: Deposit funds ($123,836) and ($110,464); annuities and supplementary contracts with life contingencies ($1,942,028) and ($1,921,605) included in "Reserves for life, accident and health policies"; and annuities reported in "Separate account liabilities" ($2,363,562) and ($2,123,397) in the Balance Sheets at December 31, 2006 and 2005, respectively.

NOTE 9 - SURPLUS NOTES

On November 1, 1996, Union Central issued $50,000,000 of 8.20% Notes.  These Notes mature on November 1, 2026 and may not be redeemed prior to maturity.  The Notes are unsecured and subordinated to all present and future policy claims, prior claims and senior indebtedness.  Subject to prior written approval of the Superintendent of the Ohio Insurance Department, these Notes will pay interest semi-annually on May 1 and November 1.  In accordance with Ohio Insurance Department Regulations, interest cannot be accrued until written approval has been received.  Interest totaling $4,100,000 was paid in both 2006 and 2005.  The carrying amount of the Notes totaling $49,827,000 and $49,819,000 at December 31, 2006 and 2005, respectively, (face value of $50,000,000 less unamortized discount of $173,000 and $181,000 in 2006 and 2005) was recorded in capital and surplus.

NOTE 10 - EMPLOYEE BENEFITS

The Company has pension plans covering substantially all of its employees.  Pension funding was determined according to regulations as specified by the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments.  Benefits are based on the average of the employee's compensation over their career.  In addition to pension benefits, the Company provides certain health care and life insurance benefits for its eligible retired employees ("Other Postretirement Benefits").  Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company.

During 2006, the Company offered qualified employees the option to either remain in the defined benefit plan, or to transfer to a defined contribution plan effective January 1, 2007 (Choice Program).  In connection with the Choice Program, the Plan was closed to new employees effective January 1, 2006.

As a result of the Choice Program, the Company recognized a plan curtailment of $1,855,000 at December 31, 2006, which reduced its accrued pension liability and net periodic pension cost.

During 2005, the Company offered an early retirement benefit to employees.  In 2005, the Company recognized the total expense of the program, which resulted in a $9,891,000 decrease in net income in the Statements of Income and Changes in Capital and Surplus. $8,057,000 of the expense was associated with the pension plan and $1,834,000 was associated with other postretirement benefits.

The measurement date for the Company's pension benefits was December 31.  The measurement date for Other Postretirement Benefits was October 1.  A summary of the assets, obligations and assumptions are as follows:

					Other
	Pension				Postretirement
	Benefits				Benefits
		2006		2005		2006		2005
	(000's Omitted)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$	$ 164,923	$	$ 140,618	$	$ 19,478	$	$ 18,873
Service cost		5,147		4,601		1,711		1,066
Interest cost		9,318		8,855		1,058		1,092
Plan participants' contributions		--		--		386		374
Actuarial (gain)/loss		(14)		10,621		(847)		(2,131)
Benefits paid		(8,106)		(7,028)		(2,422)		(2,173)
Plan amendments		570		--		--		--
Curtailments		(361)		(1,016)		--		1,731
Special termination benefits		--		8,272		--		646
Projected benefit obligation at end of year	$	$ 171,477	$	$ 164,923	$	$ 19,364	$	$ 19,478
		=========		========		=========		=========
Change in plan assets:
Fair value of plan assets at beginning of year	$	$ 143,103	$	$ 109,540	$	$ 12,266	$	$ 10,278
Actual return on plan assets		16,445		6,227		1,886		1,461
Employer contributions		3,000		33,417		1,500		2,325
Plan participants' contributions		--		--		386		374
Benefits and administrative expenses paid		(7,139)		(6,081)		(2,422)		(2,172)
Fair value of plan assets at end of year	$	$ 155,409	$	$ 143,103	$	$ 13,616	$	$ 12,266
		=========		=========		=========		=========
Funded status:
Unamortized prior service cost	$	$ (4,246)	$	$ (7,513)	$	$ 22	$	$ 76
Unrecognized net (gain)/loss	$	$ 48,083	$	$ 56,693	$	$ (3,761)	$	$ (2,123)
Prepaid assets/(accrued liabilities)	$	$ 27,769	$	$ 27,359	$	$ (9,287)	$	$ (9,259)
Intangible asset	$	$ 110	$	$ --	$	$ --	$	$ --

					Other
	Pension				Postretirement
	Benefits				Benefits
		2006		2005		2006		2005
	(000's Omitted)
Projected benefit obligation
for non-vested employees	$	$ 979	$	$ 1,784	$	$ --	$	$ --

Accumulated benefit obligation
for non-vested employees	$	$ 865	$	$ 1,582	$	$ 7,081	$	$ 6,614

Accumulated benefit obligation
for vested employees	$	$ 167,622	$	$ 161,592	$	$ 12,031	$	$ 12,550

Components of net periodic benefit cost:
Service cost	$	$ 5,147	$	$ 4,601	$	$ 1,711	$	$ 1,066
Interest cost		9,318		8,855		1,058		1,092
Expected return on plan assets		(11,905)		(10,139)		(1,007)		(939)
Amount of recognized (gains)/losses		3,694		3,255		(89)		(60)
Amount of prior service cost recognized		(842)		(913)		54		55
Plan curtailment		(1,855)		--		--		--
Total net periodic benefit cost	$	$ 3,557	$	$ 5,659	$	$ 1,727	$	$ 1,214
		=========		=========		=========		=========
Weighted average assumptions:
Discount rate for benefit obligation		6.00%		5.75%		5.75%		5.75%
Discount rate for net periodic benefit cost		5.75%		6.00%		5.75%		6.00%
Expected compensation increase for
benefit obligation		4.00%		3.50%		4.00%		3.50%
Expected compensation increase for
net periodic benefit cost		3.50%		3.00%		3.50%		3.00%
Expected return on plan assets		8.50%		8.50%		8.50%		8.50%

Future expected pension benefit payments are as follows:

Year		Amount
(000's Omitted)
2007	$	$ 9,258
2008		9,423
2009		9,628
2010		9,909
2011		10,401
2012-2016		56,531

A minimum pension liability adjustment is recognized when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities.  The required minimum liability as of December 31, 2006 and 2005 was $6,944,000 and $45,849,000, respectively, which reduced surplus.  The change in the minimum liability adjustment resulted in an increase (decrease) to surplus of $38,905,000 and $(10,070,000) during 2006 and 2005, respectively.

Total net periodic benefit cost was recorded in "Operating expenses and commissions" in the Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2006 and 2005.

Plan assets of the pension and other postretirement benefit plans are composed of affiliated and unaffiliated mutual funds and a portfolio of actively managed equity securities.  As of their respective measurement dates in 2006 and 2005, $125,766,000 and $115,792,000 was invested in affiliated mutual funds.

The expected long-term rate of return for the Company's benefit plans is currently 8.5%.  In developing this assumption, the Company periodically monitors investment yields on the assets in the plans to determine if the current expected rate of return is reasonable given the current investment performance.  Historical and projected returns are also reviewed for appropriateness of the selected assumption.  The Company believes its assumption of future returns is reasonable.

The primary investment objectives of the Company's benefit plans are to provide sufficient assets and liquidity to meet the distribution requirements of the Plans through capital appreciation of the Plans' assets and levelized funding.  To accomplish this objective, pension plan assets are invested in affiliated and unaffiliated mutual funds and assets of the Other Postretirement Benefit Plans are invested in a diversified pool of equity securities, affiliated mutual funds and cash.  The Company's investment strategy for the pension plan is generally a target investment mix of 60% equities and 40% bonds.  The Company's investment strategy for Other Postretirement Benefit Plans is a target investment allocation consisting primarily of equities with the remainder in bonds and cash.  The actual allocation of plan assets by investment category for the year ended December 31, 2006 and 2005 are as follows:

			Other
	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Equity securities:
Domestic equities	51.0%	51.0%	77.9%	79.6%
Foreign equities	9.0	9.0	14.2	13.5
Bonds	40.0	40.0	5.0	5.7
Cash	--	--	2.9	1.2
Total	100.0%	100.0%	100.0%	100.0%
	====	====	====	====

The Company's current funding strategy for its benefit plans is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of factors such as the minimum pension liability requirement for Pension Benefits and the maximum tax deductible amounts for both Pension Benefits and Other Postretirement Benefits.  The ultimate amount of the Company's funding may be adjusted based on changes in the fair value of plan assets and changes in related assumptions.  For the year ended December 31, 2006, the Company does not expect any required contributions under ERISA for the Pension Plans and will fund Other Postretirement Benefits Plans to meet their liquidity needs.

The health care cost trend rate was 11.2% graded to 5.0% over 8 years for 2006.  The health care cost trend rate assumption has an insignificant effect on the postretirement benefit obligation, the interest cost and estimated eligibility cost components of the net periodic postretirement benefit cost as of and for the year ended December 31, 2006.

In 2005, the Company adjusted its projection of the liability for Other Postretirement Benefits to consider the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) as the Company concluded that its prescription drug benefits were actuarially equivalent to Medicare Part D under the Act.  The Company recorded a receivable for a subsidy of $300,000 under the Act at December 31, 2006, which was recorded in "Other admitted assets" in the Balance Sheets.

The expected benefit payments and the gross amount of anticipated subsidy receipts are noted below:

	Before	Expected
	Medicare	Medicare
	Part D	Part D	Net
Year	Subsidies	Subsidies	Payments
2007	$ 1,920	$ 213	$ 1,707
2008	1,901	236	1,665
2009	1,875	258	1,617
2010	1,846	277	1,569
2011	1,847	296	1,551
2012-2016	9,308	1,919	7,389

Future expected life insurance benefit payments are as follows:

Year	Amount
(000's Omitted)
2007	$ 316
2008	332
2009	337
2010	341
2011	344
2012-2016	1,940

The Company has two contributory savings plans for home office employees and agents meeting certain service requirements which qualify under Section 401(k) of the Internal Revenue Code.  These plans allow eligible employees to contribute up to certain prescribed limits of their pre-tax compensation.  The Company will match 50% of the first 6% of participants' contributions for the Employees Savings Plan and the Agents Savings Plan.  The Company's matching contributions to these plans were $1,945,000 and $1,943,000 for 2006 and 2005, respectively.  The value of the plans' assets were $112,215,000 and $103,089,000 at December 31, 2006 and 2005, respectively.  The assets are held in the deposit fund or under the variable accounts of a group annuity policy.  At December 31, 2006 and 2005, $35,350,000 and $33,259,000, respectively, was invested in affiliated mutual funds.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Policy loans, cash and short-term investments, other invested assets, and investment income due and accrued:  The carrying amounts reported in the Balance Sheets for these instruments approximate their fair values due to the short maturity of these investments.

        Investment securities:  Fair values for bonds and preferred stock are based on quoted market prices, where available, which may differ from NAIC fair values.  If quoted market prices are not available, fair values are estimated using values obtained from independent securities broker dealers or quoted market prices of comparable instruments.  The fair values of common stock in Company sponsored mutual funds are based on quoted market prices and are recognized in the Balance Sheets.

        Mortgage loans:  The fair values for commercial mortgage loans are estimated using discounted cash flow analysis using interest rates currently being offered for similar loans to borrowers with similar credit ratings in comparison with actual interest rates and maturity dates.  Fair values for mortgages with potential loan losses are based on discounted cash flow analysis of the underlying properties.

        Investment contracts:  Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

        Separate account assets and liabilities:  Fair values of the separate account assets are based upon quoted market prices.  Separate account liabilities are carried at the fair value of the underlying assets.  The separate account assets and liabilities are both carried at fair value in the Balance Sheets.

The carrying amounts and fair values of the Company's mortgage loans are summarized as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
(000's Omitted)
Commercial mortgage loans	$ 501,750	$ 515,000	$ 507,502	$ 529,007
	========	========	========	========

The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts (deposit funds) are as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(000's Omitted)
Direct access	$ 69,815	$ 69,815	$ 58,844	$ 58,844
Traditional annuities	40,340	41,241	36,667	37,962
Supplementary contracts	7,470	7,499	8,379	8,423
GPA not involving life	184	198	305	327
Dividend accumulations	5,542	5,542	5,665	5,665
Premium deposit funds	485	485	604	604
Total	$ 123,836	$ 124,780	$ 110,464	$ 111,825
	=========	=========	=========	=========

The Company's other insurance contracts are excluded from disclosure requirements.  However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.  Additional data with respect to fair value of the Company's investments is disclosed in Note 2.

NOTE 12 - LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Activity in the liability for unpaid accident and health claims and claim adjustment expense (net of reinsurance) is summarized as follows:

	December 31,
	2006	2005
	(000's Omitted)
Balance as of January 1, net of reinsurance
recoverablesof $2,185 and $800	$ 161,297	$ 156,410

Incurred related to:
Current year	32,835	30,127
Prior years	7,203	6,281
Total incurred	40,038	36,408

Paid related to:
Current year	5,498	4,414
Prior years	26,059	27,107
Total paid	31,557	31,521

Balance as of December 31, net of reinsurance
recoverablesof $2,686 and $2,185	$ 169,778	$ 161,297
	=======	========

As a result of changes in estimates of insured events in prior years, the provision for claims and claim adjustment expenses increased by $7,203,000 and $6,281,000 in 2006 and 2005, respectively.  Amounts related to incurred claims associated with prior years' resulted from prior year claims being settled for amounts greater than originally estimated.

NOTE 13 - PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 were as follows:

	2006		2005
	Gross	Net of Loading	Gross	Net of Loading
	(000's Omitted)

Ordinary new business	$ 5,439	$ 1,327	$ 6,120	$ 1,459
Ordinary renewal	21,968	24,610	13,223	15,358
Total	$ 27,407	$ 25,937	$ 19,343	$ 16,817
	========	========	========	========

NOTE 14 - SEPARATE ACCOUNTS

Separate accounts held by the Company represent funds that support group annuities, variable annuities and variable universal life policies.  The assets and liabilities are carried at fair value.  Information regarding the separate accounts of the Company follows:

Non Guaranteed Separate Accounts
	2006	2005
(000's Omitted)
For the year ended December 31:
Premiums, considerations or deposits	$ 445,617	$ 436,797

At December 31:
Reserves by valuation basis
For accounts with assets at:
Fair value	$ 2,490,967	$ 2,228,258

Reserves subject to discretionary withdrawal:
At fair value	$ 2,490,967	$ 2,228,258

Total included in "Separate account liabilities" in the
Balance Sheet	$ 2,490,967	$ 2,228,258
	===========	===========

Following is a reconciliation of net transfers to the Separate Accounts:

	For Year Ended December 31,
	2006	2005
	(000's Omitted)

Transfers as reported in the Statements of Income and Changes in Surplus of the Separate Accounts Statement:

Transfers to the Separate Accounts	$ 445,617	$ 436,797
Transfers from the Separate Accounts	437,155	387,900
Net transfers to the Separate Accounts	8,462	48,897

Reconciling adjustments:

Charges for investment management,
administration, and contract guarantees	26,236	23,504
Other items, net	(9,592)	(7,599)

Net transfers to Separate Accounts	$ 25,106	$ 64,802
	=======	=======

On assets transferred to the separate accounts, the Company recognized interest income of $117,708,000 and $77,986,000 and investment gains of $162,775,000 and $53,435,000 for the years ended December 31, 2006 and 2005, respectively.  The interest income and investment gains were offset by the increase in separate account liabilities within the same line item in the Statements of Income and Changes in Capital and Surplus.

NOTE 15 - MANAGING GENERAL AGENTS AND THIRD-PARTY ADMINISTRATORS

The Company writes direct premium through certain third-party administrators (TPA).  The total amount of direct premium written through TPAs was $87,569,000 for the year ended December 31, 2006.  The following TPA wrote direct premium in excess of 5% of statutory surplus:

Types of

Type of

Total Direct

Third Party	FEIN	Exclusive	Business	Authority	Premiums Written/
Administrator	Number	Contract	Written	Granted	Produced By
Tax Favored Benefits	48-1138820	No	Group Annuity,	U	$74,198,000
4801 West 110th Street			Ordinary Life, &
Overland Park, KS 66211			Accident and Health

NOTE 16 - RECONCILIATION OF STATUTORY TO GAAP

A reconciliation of net income and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

		Net Income			Surplus
		Year ended December 31,			December 31,
		2006		2005		2006		2005
		(000's Omitted)
Statutory-basis amounts	$	$ (9,075)	$	$ 18,331	$	$ 327,083	$	$ 336,939
Add (deduct) adjustments:
Investments		8,945		(10,047)		12,579		36,964
Deferred acquisition costs		26,415		29,103		482,228		392,070
Non-admitted assets		--		--		147,487		104,265
Insurance reserves		24,458		(9,325)		(139,935)		(117,184)
Pension liability		722		(323)		1,976		(1,582)
Federal income taxes		(17,302)		(9,768)		(143,867)		(101,369)
Net income of subsidiaries		127		594		--		--
Surplus notes		9		9		(49,827)		(49,819)
Other, net		(5,252)		(593)		2,442		812
GAAP basis amounts	$	$ 29,047	$	$ 17,981	$	$ 640,166	$	$ 601,096
		=========		=========		=========		=========

NOTE 17 - SURPLUS

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date.  The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

		2006		2005
		(000's Omitted)
Unrealized gains on investments	$	$ 16,213	$	$ 1,888
Nonadmittedasset values		(147,487)		(104,265)
Asset valuation reserves		(36,242)		(27,106)


PART C

OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

            (a)     Financial Statements
                      (1)          The Financial Statements of the Registrant, Carillon Account, are included in Part B
                      (2)          The Financial Statements of the Depositor, The Union Central Life Insurance Company, are included in Part B
                      (3)          The Schedule of Investments in securities of unaffiliated issuers is included in the Carillon Account Financials and Notes

             (b)     Exhibits
                      (1)         Resolution of the Board of Directors of The Union Central Life Insurance Company Establishing Carillon Account. 1
                      (2)         Custody Agreement. 1
                      (3)         (a)     Principal Underwriting Agreement.2
                                    (b)     Form of Selling Agreement. 2
                      (4)         Form of Variable Annuity Contract. 3
                      (5)         Form of Application for Variable Annuity Contract. 4
                      (6)         (a)     Certificate of Incorporation of The Union Central Life Insurance Company. 1
                                    (b)     Code of Regulations of The Union Central Life Insurance Company. 1
                      (7)         Reinsurance Agreements.Not Applicable
                      (8)         (a)     Participation Agreement (AIM). 6
                                    (b)    Participation Agreement (Alger American). 6
                                    (c)    Participation Agreement (American Century). 7
                                    (d)     Participation Agreement (DWS Scudder). 7
                                    (e)    Participation Agreement (Franklin Templeton). 4
                                    (f)     Participation Agreement (MFS). 7
                                    (g)    Participation Agreement (Neuberger Berman). 8
                                    (h)     Participation Agreement (Oppenheimer). 8
                                    (i)     Participation Agreement (Seligman). 9
                                    (j)     Participation Agreement (Morgan Stanley, UIF). 2
                                    (k)    Participation Agreements and Form of Amendment (Calvert Variable Series, Inc.). 10, 11
                                    (l)     Participation Agreement (Variable Insurance Products Trust (Fidelity)). 10
                                    (m)    Participation Agreement and Form of Amendment (Third Avenue Variable Series Trust). 10, 12
                                    (n)    Form of Participation Agreement (Summit Mutual Funds, Inc.). 10
                      (9)         Opinion and Consent of Counsel.
                      (10)       Consents of Independent Auditors and Independent Registered Public Accounting Firms.
                      (11)       Omitted Financial Statements. Not applicable.
                      (12)       Initial Capital Agreements. Not applicable.
                      (13)       Powers of Attorney. 2

1       Incorporated by reference to Registrant's initial registration statement on Form N-4 for Carillon Account File No. 2-92146, filed July 11, 1984.
2       Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 for Carillon Account File No. 333-110336, filed February 27, 2007.
3       Incorporated by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for Carillon Account File No. 2-92146, filed April 30, 2003.
4       Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Carillon Account File No. 2-92146, filed April 30, 1996.
5       Incorporated by reference to Pre-Effective Amendment No. 1 to the initial Registration Statement on Form S-6 for Carillon Life Account File No. 333-36220, filed July 27, 2000.
6       Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-6 for Carillon Life Account File No. 33-94858, filed April 30, 2004.
7       Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Carillon Life Account File No. 33-94858, filed November 30, 1995.
8       Incorporated by reference to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-6 for Carillon Life Account File No. 33-94858, filed April 26, 2005.
9       Incorporated by reference to the initial Registration Statement on Form N-4 for Carillon Account File No. 333-110336, filed November 7, 2003.
10     Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Carillon Account File No. 333-110336, filed April 20, 2007.
11     Incorporated by reference to Post-Effective Amendment No. 1 to Ameritas Life Insurance Corp. Separate Account LLVL, File No. 333-76359, filed on March 1, 2000.
12     Incorporated by reference to Post-Effective Amendment No. 2 to Ameritas Life Insurance Corp. Separate Account LLVL, File No. 333-76359, filed on April 11, 2001.

Item 25.  Directors and Officers

Name and Principal	Position and Offices
Business Address	with Depositor
John H. Jacobs*	Director, Chairman of the Board and Chief Executive Officer
Gary T. Huffman*	Director, President and Chief Operating Officer
James M. Anderson*	Director
Michael S. Cambron*	Director
Richard H. Finan*	Director
Michael A. Fisher*	Director
Francis V. Mastrianna, Ph.D.*	Director
Thomas E. Petry*	Director
Larry R. Pike*	Director
MyrtisH. Powell, Ph.D.*	Director
Dudley S. Taft*	Director
John M. Tew, Jr., M.D.*	Director
Robert C. Barth**	Senior Vice President and Chief Accounting Officer
Jan M. Connolly**	Senior Vice President
Arnold D. Henkel**	Senior Vice President, Individual Distribution
Paul J. Huebner**	Senior Vice President
Dale D. Johnson*	Senior Vice President and Corporate Actuary
William W. Lester**	Senior Vice President, Investments
Lisa A. Mullen*	Senior Vice President
Kevin W. O'Toole*	Senior Vice President
Robert-John H. Sands***	Senior Vice President
Janet L. Schmidt***	Senior Vice President, Human Resources
Steven R. Sutermeister*	Senior Vice President, Investments
Steven J. Valerius*	Senior Vice President

*         Principal Business Address: The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240
**       Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
***     Principal business address: Acacia Life Insurance Company, 7315 Wisconsin Avenue, 10th floor, West Tower, Bethesda, MD 20814

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Name of Corporation(state where organized)	Principal Business

UNIFI Mutual Holding Company(NE)	mutual insurance holding company
Ameritas Holding Company(NE)	stock insurance holding company
Acacia Life Insurance Company(DC)	stock life insurance company
Acacia Financial Corporation(MD)	holding company
Acacia Federal Savings Bank (DE)	federally chartered bank
Acacia Service Corp. (VA)	deposit solicitation
Calvert Group, Ltd. (DE)	holding company
Calvert Asset Management Company (DE)	asset management services
Calvert Shareholder Services, Inc.(DE)	administrative services
Calvert Administrative Services Company(DE)	administrative services
Calvert Distributors, Inc. (DE)	broker-dealer

Ameritas Life Insurance Corp.(NE)	stock life/health insurance company
Ameritas Variable Life Insurance Company(NE)	life insurer
Ameritas Investment Corp.(NE)	securitiesbroker dealer and investment adviser owned by Ameritas Life Insurance Corp. (80%) and Centralife Annuities Service, Inc. (20%)
Ameritas Investment Advisors, Inc.(NE)	investment adviser
First Ameritas Life Insurance Corp. of New York(NY)	life insurance company
Pathmark Administrators, Inc.(NE)	third-party administrator of dental and eye care insurance plans

The Union Central Life Insurance Company(OH)	stock life insurance company
Union Central Mortgage Funding, Inc. (OH)	mortgage loan and servicing
Summit Investment Partners, LLC(OH)	investment adviser
PBRA, Inc.(CA)	holding company
Price, Raffel & Browne Administrators, Inc (DE)	pension administration services
Summit Investment Partners, Inc.(OH)	investment adviser

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 27.Number of Contract owners

As of December 31, 2006 there were 9,889 qualified contracts and 3,049 non-qualified contracts in the Separate Account.

Item 28.Indemnification

Article 1701.13(E)(1) of the Ohio Revised Code provides in relevant part that a corporation may indemnify any person who is a party to a lawsuit or any other legal action other than one brought on behalf of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses and amounts paid in connection with a lawsuit or action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful.

Article VII of the Code of Regulations of The Union Central Life Insurance Company states that, "The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto.  The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other person whom it may indemnify pursuant thereto."

Item 29.Principal Underwriters

(a)       Ameritas Investment Corp. ("AIC") which serves as the principal underwriter for the variable annuity contracts issued through Carillon Account, also serves as the principal underwriter for variable life insurance contracts issued through Carillon Life Account, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL and First Ameritas Variable Life Separate Account and variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and First Ameritas Variable Annuity Separate Account.

The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
JoAnnM. Martin *	Director, Chair & Senior Vice President
SaleneHitchcock-Gear*	Director, President & Chief Executive Officer
Gary R. McPhail**	Director, Senior Vice President
William W. Lester*	Director, Vice President & Treasurer
Gary T. Huffman***	Director
Billie B. Beavers****	Senior Vice President
Bruce D. Lefler****	Senior Vice President, Public Finance
Gregory C. Sernett*	Vice President, Chief Compliance Officer, and Assistant Secretary
Robert G. Lange*	Vice President, Secretary, & General Counsel
Michael M. VanHorne****	Senior Vice President

*         Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**        Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
***      Principal business address:  The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240
****     Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c)        Compensation from the Registrant

Name of Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemptions	Brokerage Commissions	Compensation
Ameritas Investment Corp. (July 1, 2006 through December 31, 2006)	$1,368,221	0	0	$47,813
Carillon Investments, Inc. (January 1, 2006 through June 30, 2006)	$1,592,297	0	0	$49,014

Item 30.Location of Accounts and Records

Our affiliate, Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510, maintains physical possession of all accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules under that section.

Item 31.Management Services

Not Applicable.

Item 32.Undertakings

The Registrant is relying on a no-action letter issued to the American Council of Life Insurance published November 28, 1988.  The no-action letter provides certain assurances relying on compliance with Internal Revenue Code Section 403(b)(11) and certain provisions of the Investment Company Act of 1940.  The Registrant represents it will comply with paragraph 1 - 4 of the no-action letter.

The Union Central Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Union Central Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Carillon Account certifies that this Post-Effective Amendment meets all the requirements of effectiveness pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 29 to Registration Statement No. 2-92146 to be signed on its behalf by the undersigned, duly authorized, in the City of Cincinnati and the State of Ohio, on the 17th day of April, 2007.

CARILLON ACCOUNT
(Registrant)

THE UNION CENTRAL LIFE INSURANCE COMPANY
(Depositor)

By:                       John H. Jacobs 1
Chairman of the Board and Chief Executive Office

As required by the Securities Act of 1933, this Post Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on April 17, 2007

Signature	Title
John H. Jacobs [1]	Chairman of the Board and Chief Executive Officer
Gary T. Huffman [1]	Director, President and Chief Operating Officer
James M. Anderson [1]	Director
Michael S. Cambron [1]	Director
Richard H. Finan [1]	Director
Michael A. Fisher [1]	Director
Francis V. Mastrianna, Ph.D. [1]	Director
Thomas E. Petry [1]	Director
Larry R. Pike [1]	Director
MyrtisH. Powell, Ph.D. [1]	Director
Dudley S. Taft [1]	Director
John M. Tew, Jr., M.D. [1]	Director
_______________________	Senior Vice President and Chief Accounting Officer
Robert C. Barth
Christopher T. Lutz	Vice President, Controller and Treasurer

1     Signed by Robert C. Barth, under Power of Attorney executed effective as of February 23, 2007.

Exhibit Index

Exhibit

   9     Opinion and Consent of Counsel

    10   Consents of Independent Auditors and Independent Registered Public Accounting Firms